Exhibit 99.1 Itaú Unibanco Holding S.A. 2019 General Stockholders’ Meeting Manual Ordinary General Stockholders’ Meeting April 24,2019 Time: 11:00 am Location: Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha, 100 Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP) p. 1Exhibit 99.1 Itaú Unibanco Holding S.A. 2019 General Stockholders’ Meeting Manual Ordinary General Stockholders’ Meeting April 24,2019 Time: 11:00 am Location: Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha, 100 Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP) p. 1

Contents 1. Message from the Co-Chairmen of the Board of Directors 03 2. Introduction 04 3. Executive Officers’ Comments 04 4. Information on Annual and Ordinary General Stockholder’s Meeting 04 5. Convening Notice 06 6. Annual General Stockholders’ Meeting 07 I. Balance Sheets, other Financial Statements and Accompanying Notes, for thefiscalyearendedDecember31,201807 II.AllocationofNetIncomefor201807 III.DefinitionofthenumberofmembersoftheBoardofDirectorsandelectionofthe membersoftheBoardofDirectorsandtheFiscalCouncil08 IV.DefinitionoftheamountallocatedtotheoverallcompensationofthemembersofCompany’s BoardofOfficersandBoardofDirectors,aswellasthecompensationofthemembersofFiscalCouncil08 ATTACHMENT I - Attachment 9-1-II of the CVM Instruction 481/09 11 ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09 16 ATTACHMENT III - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09 48 ATTACHMENT IV - Item 13 of Attachment 24 of CVM Instruction 480/09 71 ATTACHMENT V - Proxy Templates 101 A - ProxyTemplateforHoldersofCommonShares101 B - Proxy Template for Holders of Preferred Shares 104 C-ProxyTemplateforAttorneys-In-FactProvidedbytheCompany(forHoldersofCommonShares)105 D-ProxyTemplateforAttorneys-In-FactProvidedbytheCompany(forHoldersofPreferredShares)108 E-InformationforAttachment23ofCVMInstruction481/09110Contents 1. Message from the Co-Chairmen of the Board of Directors 03 2. Introduction 04 3. Executive Officers’ Comments 04 4. Information on Annual and Ordinary General Stockholder’s Meeting 04 5. Convening Notice 06 6. Annual General Stockholders’ Meeting 07 I. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2018 07 II.Allocation of Net Income for 2018 07 III. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council 08 IV. Definition of the amount allocated to the overall compensation of the members of Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council 08 ATTACHMENT I - Attachment 9-1-II of the CVM Instruction 481/09 11 ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09 16 ATTACHMENT III - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09 48 ATTACHMENT IV - Item 13 of Attachment 24 of CVM Instruction 480/09 71 ATTACHMENT V - Proxy Templates 101 A - Proxy Template for Holders of Common Shares 101 B - Proxy Template for Holders of Preferred Shares 104 C - Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Common Shares) 105 D - Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Preferred Shares) 108 E - Information for Attachment 23 of CVM Instruction 481/09 110

Itaú Unibanco Holding S.A.

1. Message from the Co-Chairmen of the Board of Directors

São Paulo, March 22, 2019.

Dear Stockholders,

The year of 2018 was marked by changes in the Brazilian political scenario and the ongoing, although discreetly, economic recovery process in the country. After a three-year long recession, GDP grew 1.1% in 2017 and 2018, in a low inflation and lower interest rates scenario. However, we still face major challenges in this year and in the coming years, which implies the need for important structural reforms in Brazil.

If we have a look at the banking sector, noteworthy are the significant changes taking place, mainly in terms of the competitive environment. In addition to traditional competition, there is an increasingly number of new market entrants, boosted by the use of disruptive technologies, which has been strengthening a healthy competition in the Brazilian financial system. Itaú Unibanco faces such changes as an opportunity to improve our client relationship.

Aimed at following these transformations, in 2017, we implemented a strategic agenda with six priority fronts and, in 2018, we launched the "Changing League" goal so that we can make up the league of the world's best companies in customer satisfaction, rather than just competing against direct players in the banking sector. This is a challenging goal, which will require us to constantly develop initiatives and adjust our processes.

In 2018, the merger between Itaú and Unibanco completed ten years. During this period, our institution was able to deliver consistent results, reaching higher performance levels that enabled us to achieve a recurring return on equity (ROE) of 22% as from 2008.

The Board of Directors made important decisions in 2018 and in early 2019. Our goal is to continue growing in a sustainable manner, creating value and building over time an increasingly better bank for our clients, employees, stockholders and, correspondingly, for the society.

In 2018, we distributed R$22.4 billion in dividends and interest on capital, a record in our history, equivalent to 87.2% of recurring net income for 2018, an increase of 27.8% over the amount distributed in the previous year. Even so, we kept our capitalization level at 13.5%, as calculated in accordance with the Central Bank's rules.

In September 2018, we announced some changes in the Executive Committee as Eduardo Vassimon had reached the limit age for exercising the position of Wholesale General Director. We thank and congratulate Mr. Vassimon for his enormous contribution as an executive of Itaú Unibanco.

In January 2019, Caio Ibrahim David took office as the new Wholesale General Director. Mr. David was previously the Executive Vice-President of Risks and Finance, CFO and CRO. This position was taken up by Milton Maluhy Filho, who ended his term of office as CEO of Itaú CorpBanca, where he made important improvements leading the bank´s integration process after the Itaú Chile and CorpBanca merger, thus enabling cost savings and increase in productivity and customer satisfaction.

Also in January 2019, we announced the set-up of the Social Responsibility Committee, which will report to the Board of Directors and whose functions are to define strategies and monitor the performance of social responsibility actions.

This General Stockholders' Meeting will resolve on the 2018 Financial Statements, the allocation of net income for the year and the election of members to the Board of Directors and the Fiscal Council.

Lastly, we would like to extend our invitation to read this Manual containing details about the issues submitted to Itaú Unibanco Holding's Annual General Stockholders' Meeting to be held on April 24, 2019. Additionally, Stockholders may once again cast their vote remotely - the related procedures are provided in this document.

We wish you all a pleasant reading experience!

Sincerely yours,



Roberto Setubal
Co-chairman of the Board of Directors



Pedro Moreira Salles
Co-chairman of the Board of Directors

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2. Introduction

Stockholders' Meetings are an important instrument for Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and, therefore, how the business of the Company and its controlled companies is conducted.

On April 24, 2019, Stockholders who hold ITUB3 shares (common shares) may vote on, among other matters, the election of members to the Company's Board of Directors and the Fiscal Council and the allocation of the net income earned in 2018. Stockholders who hold ITUB4 shares (preferred shares) may vote on the election of members to the Fiscal Council nominated by preferred Stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meeting.

To attend the Meeting, the Stockholder has the following options:

- **In person:** The Stockholder should attend the meeting on April 24, 2019, at the Auditorium of Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo, at 11:00 a.m., bearing his/her identity document.
With a view to organizing entry, please note that admission of Stockholders to the Company's head office will be permitted from 10:00 a.m. onwards.
- **By proxy:** in this case, the Stockholder should legally authorize an individual to vote according to his/her voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in accordance with the Stockholder's instruction. The proxy templates to be used by Stockholders who opt for this type of attendance may be found in Attachment V hereto.
- **By remote voting form:** The Stockholder may also cast his/her vote remotely, by the remote voting form, pursuant to the Brazilian Exchange and Securities Commission ("CVM") Instruction No. 481/09, as amended.

Item 4 of this document comprises detailed information for the Stockholders' attendance at the General Meeting. All important information in connection with the Meeting is included herein, such as the economic and financial performance in fiscal year 2018, an introduction with the résumés of the candidates to the Board of Directors and the Fiscal Council, the proposal for allocation of net income, as well as a description of the Company's management compensation.

For additional information on the Company and its controlled companies, please visit the Investor Relations website (**www.itau.com.br/investor-relations**).

3. Executive Officers' Comments

The Executive Officers' Comments in the form specified in Item 10 of Attachment 24 from the CVM Instruction No. 480/09 is found as Attachment II hereto.

4. Information on Annual General Stockholders' Meeting

Date

This year, Annual General Stockholders' Meeting of Itaú Unibanco will be held on April 24.

Opening Quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6,404/76 ("Brazilian Corporate Law").

We clarify that, in case of insufficient quorum to open the Annual General Meeting on first call, a new call by convening notice will be disclosed on a timely basis, provided that the Meeting will be held at least eight (8) days after a new convening notice is released, pursuant to Article 124, paragraph 1, item II, of Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares.

Venue

The Annual General Stockholders´ Meeting will be held at the Auditorium of Centro Empresarial Itaú Unibanco, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company's head office will be permitted from 10:00 a.m. onwards.

Convening Notice

The Convening Notice included in item 5 hereof will be published on March 23, 26, and 27, 2019 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on March 25, 26, and 27, 2019 in the Valor Econômico newspaper, being also available on the Investor Relations website **(www.itau.com.br/investor-relations).**

Documents available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of Independent Auditors, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Report were published on February 21, 2019 in the Valor Econômico newspaper (pages E13 to E26) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 4 to 32). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 4, 2019 on the CVM website and on the Investor Relations website **(www.itau.com.br/investor-relations).**

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In order to divulge the matters to be resolved in the Annual General Stockholders' Meetings, the information listed in article 9 of CVM Instruction No. 481/09, are also made available by the Company on the CVM website and on the Company's Investor Relations website (**www.itau.com.br/investor-relations**), "Announcements to the Market" > "General Stockholders' Meetings".

Proxies

In order to assist Stockholders who decide to take part in the Annual General Stockholders' Meeting represented by attorneys-in-fact, we present Attachments: V - A "Proxy template for holders of common shares"; and V – B "Proxy template for holders of preferred shares".

Alternatively, the Company will make available three (3) attorneys-in-fact suited to represent the Stockholder at the Meeting, who will vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment V - C "Proxy Template for attorneys-in-fact provided by the Company" (for Holders of common shares), and Attachment V – D "Proxy Template for attorneys-in-fact provided by the Company" (for holders of preferred shares). Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment V – E hereto.

In order to facilitate the conduction of the Annual General Stockholders' Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of April 22, 2019 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100
Torre Conceição, 3° andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

or email to : **drinvest@itau-unibanco.com.br**
(in this case, the Stockholders must bring a hardcopy of the document to the Meeting).

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

- by remote voting form sent directly to the Company; or
- by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and

(ii) ID document – **for Legal Entities**: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and **for Individuals**: a notarized copy of the ID document bearing the Stockholder's picture. It is required for any documents issued abroad to be consularized or apostilled, and be accompanied by the respective sworn translation.

If he/she so prefers, Stockholder may send digital copies of the documents referred to in (i) and (ii) above to email **drinvest@itau-unibanco.com.br**, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to April, 17, 2019 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar - Parque Jabaquara, São Paulo (SP) - CEP 04344-902

Upon receipt of the documents referred to in **(i)** and **(ii)** above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Alternatively, the Stockholder may choose to exercise his/her remote voting right through service providers, transmitting his/her voting instruction to their custody agents or bookkeeper, subject to the rules determined by them. The Stockholder should contact the custody agent or bookkeeper to check out the procedures established by them, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on website:
http://www.itau.com.br/securitiesservices/assembleiadigital

ITAÚ CORRETORA DE VALORES S.A.
3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
E-mail: **atendimentoescrituracao@itau-unibanco.com.br**

p. 5

The Stockholder should transmit the form completion instructions to service providers by April 17, 2019, unless otherwise indicated by the latter.

Information on the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these different voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below:

I) Multiple Voting
Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting process for electing members to the Company's Board of Directors, applicant Stockholders should represent at least five percent (5%) of voting capital.

Pursuant to Article 141, paragraph 1, of Brazilian Corporate Law, the option to request the adoption of a multiple voting process should be exercised by Stockholders at least forty-eight (48) hours prior to the time the Annual General Stockholders´ Meeting is to be held. In this case, prior to such meeting, the chair conducting the Stockholders' Meeting will inform Stockholders about the number of votes necessary for electing each member to the Board of Directors.

After the multiple voting process is adopted for electing the members to the Board of Directors, the votes cast by stockholders who, via remote voting form, have opted to "ABSTAIN" for item distribution in advance of votes cast in the candidates informed in that voting form, will be deemed as abstention for the respective resolution at the Meeting. Therefore, these votes cast by such stockholders will not be included in the resolution quorum and thus these stockholders do not take part in the election of members to the Board of Directors.

II) Separate Voting
Pursuant to Article 141, paragraph 4, of Brazilian Corporate Law, the following groups of Stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not present, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months immediately prior to the date the Stockholders' Meeting is held, may exercise the separate voting right, pursuant to Article 141, paragraph 6 of Brazilian Corporate Law.

If both multiple and separate voting processes are requested to be adopted at the same Meeting, Stockholders must choose to which voting process they will allocate their shares, and it is certain that they may use part of these shares for the multiple voting and another for the separate voting process.

Eligibility requirements for nominated applicants

Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, pursuant to Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council ("CMN") and CVM Instruction No. 367/02.

In order to better organize the works at the General Stockholders' Meeting and provide for a pre-analysis of the eligibility requirements of these applicants, we suggest that documentation be submitted to the Company no longer than March 29, 2019.

Conflicts of interest

While the General Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company's management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.

Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link "Contact IR" on Itaú Unibanco's Investor Relations website (**www.itau.com.br/investor-relations > Menu > Contact IR >IR Service**). In the field "Subject", the Stockholder should select the option "Recommendations to the Board of Directors to Stockholders' Meeting".

5. Convening Notice

ANNUAL GENERAL STOCKHOLDERS' MEETING

The Stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to the Company's **Annual General Stockholders' Meeting** to be held on April 24, 2019 at 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, with the purpose to:

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018;

2. resolve on the allocation of net income for the year;

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3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission ("CVM") Instructions No. 165/91 and No. 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company's Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for the overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders' Meeting Manual.

The documents to be reviewed at the Meeting are available to Stockholders on the Company's investor relations website (**www.itau.com.br/investor-relations**), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of the said documents by e-mail **relacoes.investidores@itau-unibanco.com.br**.

In order to exercise their rights, Stockholders must attend the General Stockholders' Meeting bearing their identity document.

Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law No. 6,404/76, provided that the attorney-in-fact bears an identity document and the following documents substantiating the validity of their power of attorney (we require that any documents issued abroad to be consularized or apostilled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company's management or a lawyer.

a) **Legal Entities in Brazil**: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary's office;

b) **Individuals in Brazil**: a power of attorney with signature notarized by a public notary's office.

In order to facilitate the works of the General Stockholders' Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of April 22, 2019 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar - Parque Jabaquara, em São Paulo (SP) - CEP 04344-902 or e-mail to **drinvest@itau-unibanco.com.br**.

To encourage Stockholders´ participation at the General Stockholders' Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms **(i)** directly to the Company, or **(ii)** to their respective custody agents, in case shares are deposited at a central depository, or **(iii)** to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders' Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company's head office will be permitted from 10:00 a.m. onward.

São Paulo (SP), March 22, 2019.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations

6. Annual General Stockholders' Meeting

I. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2018
The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 4, 2019 and made available on this date on the websites of the Brazilian Securities and Exchange Commission ("CVM") and of the Investor Relations (**www.itau.com.br/investor-relations**). Additionally, this document was published on February 21, 2019 in the Valor Econômico newspaper (pages E13 to E26) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 4 to 32).

II. Allocation of Net Income for 2018
The Company recorded net income for 2018 in the amount of R$21,945,387,723.27 (twenty one billion, nine hundred forty-five million, three hundred eighty-seven thousand, seven hundred twenty-three reais and twenty-seven cents), according to the statement of income made available on February 4, 2019 on the websites of the CVM and the Investor Relations (**www.itau.com.br/investor-relations**), which was published together with the Financial Statements on February 21, 2019 in the Valor Econômico newspaper (pages E13 to E26) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 4 to 32).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$1,097,269,386.16 (one billion, ninety-seven million, two hundred sixty-nine thousand, three hundred eighty-six reais and sixteen cents) to the Legal Reserve; and

(b) R$20,848,118,337.11 (twenty billion, eight hundred forty-eight million, one hundred eighteen thousand, three hundred thirty-seven reais and eleven cents), gross, of which R$19,618,362,655.83 (nineteen billion, six hundred eighteen million, three hundred sixty-two thousand, six hundred fifty-five reais and eighty-three cents), net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was made in full.

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It is also proposed the allocation of R$4,491,698.87 (four million, In addition to the members nominated by the majority Stockholder, four hundred ninety-one thousand, six hundred ninety-eight non-voting preferred stockholders are entitled to elect one (1) reais and eighty-seven cents) to the Statutory Revenue Reserve effective member and his/her respective alternate in a separate referring to the dividends prescribed during the year. voting process. Minority stockholders are entitled to the same right, provided that they represent, in the aggregate, ten percent Lastly, it is proposed to ratify the amount of R$ 2,819,064,000.00 (10%) or more of voting shares. (two billion, eight hundred and nineteen million, sixty-four Stockholder Caixa de Previdência dos Funcionários do Banco do thousand reais) distributed as dividends and charged from the Brasil – PREVI, as a preferred stockholder, announced that it has Statutory Revenue Reserve. put forward two additional candidates to sit on the Fiscal Council. Mr. Eduardo Azevedo do Valle as an effective member and Ms. The Allocation of Net Income, as specified in Attach ment 9-1-II of Debora Santille as an alternate member, who meet the eligibility CVM Instruction No. 481/09, is found in Attachment I hereto. criteria set forth in Article 162 of the Brazilian Corporate Law. III. Defi nition of the number of members of the Board of Without prejudice to the right of preferred stockholders and Directors and election of the members of the Board of Directors minority stockholders to elect, in a separate voting process, and the Fiscal Council for the next yearly term of office. members to sit on the Fiscal Council, as described above, the The majority Stockholder proposes that the Company’s Board of other stockholders with voting rights may elect new effective and Directors be composed of eleven (11) positions for the next yearly alternate members that, in any case, will be in a number equal to term of office, and up to one (1) additional position may be filled the elected ones under the aforementioned terms, plus one. through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law. The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, In view of the assessment of the Board of Directors and its are found in Attachment III hereto. individual members, the members’ good performance in the period and the constant attendance at the meetings, and also IV. Definition of the amount allocated to the overall the compliance with the eligibility requirements of the Company compensation of the members of the Company’s Board of and its Policy for Nomination of Executives, the proposal is for the Officers and Board of Directors, as well as the compensation of individual reelection of the following members: Ms. Ana Lúcia de the members of Fiscal Council. Mattos Barretto Villela, and Messrs. Alfredo Egydio Setubal, Fábio With respect to fiscal year 2019, irrespective of the year in which Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira amounts were effectively attributed, paid or recorded in the Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Company’s financial statements, the proposal is for the Annual Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and General Stockholders’ Meeting to approve the overall amount Roberto Egydio Setubal. of R$380,000,000.00 (three hundred eighty million reais) for compensation of the Company’s management members (members Regarding Mr. José Galló, the proposal is for the Meeting to waive of the Board of Officers and of the Board of Directors). the provision of item I of paragraph 3 of Article 147 of Law No. 6,404/76, as set forth in paragraph 3, Article 2 of CVM Instruction In relation to the members of the Fiscal Council, the proposal No. 367/02, since, in connection with his performance at the Renner is for the Annual General Stockholders’ Meeting to approve Conglomerate, Mr. Galló acts as a management member at Renner the individual monthly compensation of fifteen thousand reais Administradora de Cartões de Crédito Ltda. (R$15,000.00) to effective members and six thousand reais (R$6,000.00) to alternate members. The compensation of the Pursuant to the Company’s Corporate Governance Policy, an members of the Fiscal Council will be valid until the Annual General independent director is construed as one who has neither a Stockholders’ Meeting of 2020. commercial or other relationship with the Company, or with a company under the same control, or with the controlling The compensation amounts approved may be paid in local currency, stockholder, or a member of the management body which could in shares of the Company (as approved at the Extraordinary General (i) give rise to a conflict of interest; or (ii) affect his/her capacity Stockholders’ Meeting held on April 20, 2012). and impartial analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, In accordance with Resolution No. 3,921/2010 of the National Messrs. Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Monetary Council (“Resolution on Compensation”), the variable José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin compensation is consistent with the risk management policies of de Moraes are deemed independent members. the Company and its controlled companies. At least fifty percent (50%) will be converted into Issuer’s preferred shares or stock- Regarding the Fiscal Council, the majority Stockholder proposes based instruments, with payment to management members to be that the following members be reelected, namely Messrs. Alkimar deferred within at least three (3) years and carried out in annual Ribeiro Moura and José Caruso Cruz Henriques, as effective installments proportionally to the deferral period. members, and João Costa and Reinaldo Guerreiro, as alternate members, and all meet the eligibility criteria set forth in Article 162 Additionally, the Issuer has an institutional program referred of Brazilian Corporate Law. to as Partners Program through which management members and employees with a history of outstanding contribution and p. 8It is also proposed the allocation of R$4,491,698.87 (four million, In addition to the members nominated by the majority Stockholder, four hundred ninety-one thousand, six hundred ninety-eight non-voting preferred stockholders are entitled to elect one (1) reais and eighty-seven cents) to the Statutory Revenue Reserve effective member and his/her respective alternate in a separate referring to the dividends prescribed during the year. voting process. Minority stockholders are entitled to the same right, provided that they represent, in the aggregate, ten percent Lastly, it is proposed to ratify the amount of R$ 2,819,064,000.00 (10%) or more of voting shares. (two billion, eight hundred and nineteen million, sixty-four Stockholder Caixa de Previdência dos Funcionários do Banco do thousand reais) distributed as dividends and charged from the Brasil – PREVI, as a preferred stockholder, announced that it has Statutory Revenue Reserve. put forward two additional candidates to sit on the Fiscal Council. Mr. Eduardo Azevedo do Valle as an effective member and Ms. The Allocation of Net Income, as specified in Attach ment 9-1-II of Debora Santille as an alternate member, who meet the eligibility CVM Instruction No. 481/09, is found in Attachment I hereto. criteria set forth in Article 162 of the Brazilian Corporate Law. III. Defi nition of the number of members of the Board of Without prejudice to the right of preferred stockholders and Directors and election of the members of the Board of Directors minority stockholders to elect, in a separate voting process, and the Fiscal Council for the next yearly term of office. members to sit on the Fiscal Council, as described above, the The majority Stockholder proposes that the Company’s Board of other stockholders with voting rights may elect new effective and Directors be composed of eleven (11) positions for the next yearly alternate members that, in any case, will be in a number equal to term of office, and up to one (1) additional position may be filled the elected ones under the aforementioned terms, plus one. through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law. The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, In view of the assessment of the Board of Directors and its are found in Attachment III hereto. individual members, the members’ good performance in the period and the constant attendance at the meetings, and also IV. Definition of the amount allocated to the overall the compliance with the eligibility requirements of the Company compensation of the members of the Company’s Board of and its Policy for Nomination of Executives, the proposal is for the Officers and Board of Directors, as well as the compensation of individual reelection of the following members: Ms. Ana Lúcia de the members of Fiscal Council. Mattos Barretto Villela, and Messrs. Alfredo Egydio Setubal, Fábio With respect to fiscal year 2019, irrespective of the year in which Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira amounts were effectively attributed, paid or recorded in the Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Company’s financial statements, the proposal is for the Annual Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and General Stockholders’ Meeting to approve the overall amount Roberto Egydio Setubal. of R$380,000,000.00 (three hundred eighty million reais) for compensation of the Company’s management members (members Regarding Mr. José Galló, the proposal is for the Meeting to waive of the Board of Officers and of the Board of Directors). the provision of item I of paragraph 3 of Article 147 of Law No. 6,404/76, as set forth in paragraph 3, Article 2 of CVM Instruction In relation to the members of the Fiscal Council, the proposal No. 367/02, since, in connection with his performance at the Renner is for the Annual General Stockholders’ Meeting to approve Conglomerate, Mr. Galló acts as a management member at Renner the individual monthly compensation of fifteen thousand reais Administradora de Cartões de Crédito Ltda. (R$15,000.00) to effective members and six thousand reais (R$6,000.00) to alternate members. The compensation of the Pursuant to the Company’s Corporate Governance Policy, an members of the Fiscal Council will be valid until the Annual General independent director is construed as one who has neither a Stockholders’ Meeting of 2020. commercial or other relationship with the Company, or with a company under the same control, or with the controlling The compensation amounts approved may be paid in local currency, stockholder, or a member of the management body which could in shares of the Company (as approved at the Extraordinary General (i) give rise to a conflict of interest; or (ii) affect his/her capacity Stockholders’ Meeting held on April 20, 2012). and impartial analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, In accordance with Resolution No. 3,921/2010 of the National Messrs. Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Monetary Council (“Resolution on Compensation”), the variable José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin compensation is consistent with the risk management policies of de Moraes are deemed independent members. the Company and its controlled companies. At least fifty percent (50%) will be converted into Issuer’s preferred shares or stock- Regarding the Fiscal Council, the majority Stockholder proposes based instruments, with payment to management members to be that the following members be reelected, namely Messrs. Alkimar deferred within at least three (3) years and carried out in annual Ribeiro Moura and José Caruso Cruz Henriques, as effective installments proportionally to the deferral period. members, and João Costa and Reinaldo Guerreiro, as alternate members, and all meet the eligibility criteria set forth in Article 162 Additionally, the Issuer has an institutional program referred of Brazilian Corporate Law. to as Partners Program through which management members and employees with a history of outstanding contribution and p. 8 differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer's preferred shares ("Own Shares"). They are required to hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, and the return on investment will be through the receipt of the Issuer's preferred shares ("Partners Shares") also for three- and five-year terms. These Partners Shares received as consideration will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

Taking into account the Company's variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for the 2018 fiscal year, to be effectively attributable in 2019, will be paid within a total deferral period of at least three (3) and at the most eight (8) years.

These deferred amounts may be reduced or not paid in the case of reduction in the realized recurring net income of the Company or of the business area during the deferral period.

For calculation of the overall compensation amount to be paid in shares, the calculation criteria will use the value of the Company's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in 2019, the year in which the compensation will be effectively attributable, irrespective of the year it is effectively paid or recorded in the Company's financial statements.

The compensation to be paid in shares is subjected to a specific threshold to limit the maximum dilution to which Stockholders are subject. This limit is included in the Stock Grant Plan, submitted for formalization and approval from Stockholders at the Annual and Extraordinary General Stockholders' Meeting of April 19, 2017.

The Company may also provide management members with stock options, under the Company's Stock Option Plan, according to the version approved at the Extraordinary General Stockholders' Meeting held in April 29, 2015, at 3:10 p.m., subject to the aforementioned maximum dilution limit.

In addition to the amounts established at the General Stockholders' Meeting, management members may receive Company's profit sharing, which, under the provisions of Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company's net income, whichever is lower.

The proposal for compensation of management members, as specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found as Attachment IV hereto.

p. 9

ATTACHMENTS p. 10ATTACHMENTS p. 10

ATTACHMENT I ATTACHMENT 9-1-II OF THE CVM INSTRUCTION Nº 481/09 – PROPOSAL FOR DISTRIBUTION OF PROFITS Allocation of Net Income We propose that the net income for the year reported in the financial statements at December 31, 2018, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in the amount of R$21,945,387,723.27, is allocated as follows: (a) R$1,097,269,386.16 to the Legal Reserve, and (b) R$20,848,118,337.11 to the Payment of Dividends and Interest on Capital, pursuant to Article 9 of Law No. 9,249/95. We also propose that R$4,491,698.87 be allocated to the Statutory Revenue Reserve, for dividends prescribed over the year. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform net income for the year R$ 21,945,387,723.27 2. Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared The total amount distributed as dividends and interest on capital was R$23,667,182,337.11 (gross), R$22,437,426,655.83 of which is net of taxes, and R$20,848,118,337.11 (gross) of which driven by the income for 2018 and R$2,819,064,000.00 recorded as a debit to the Statutory Revenue Reserve. This amount corresponds to the percentage of net income indicated in item 3 below and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for ratification of the declarations and distributions already made, and no new declaration will be proposed. Net amount per share: R$ 2.6071. The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of ADRs, whether being Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to this withholding tax. 3. Inform the percentage of distributed net income for the year The net amount distributed as dividends and interest on capital corresponds to 95% of net income for the year and 100% of adjusted net income for the amount allocated to legal reserve. If we consider the dividends distributed as a debit to the Statutory Revenue Reverse, the net amount distributed will correspond to 102% of net income for the year and to 108% of adjusted net income for the amount allocated to legal reserve. 4. Inform the total and per share distributed dividends based on net income for prior years The total amount distributed as dividends recorded as a debit to the Statutory Revenue Reserve was R$2,819,064,000.00. Net amount per share: R$ 0.2900. 5. Deducted from any dividend advances and interest on capital already declared, please inform: a. The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Meeting for declaration of dividends or interest on capital in addition to those already declared. p.11ATTACHMENT I ATTACHMENT 9-1-II OF THE CVM INSTRUCTION Nº 481/09 – PROPOSAL FOR DISTRIBUTION OF PROFITS Allocation of Net Income We propose that the net income for the year reported in the financial statements at December 31, 2018, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in the amount of R$21,945,387,723.27, is allocated as follows: (a) R$1,097,269,386.16 to the Legal Reserve, and (b) R$20,848,118,337.11 to the Payment of Dividends and Interest on Capital, pursuant to Article 9 of Law No. 9,249/95. We also propose that R$4,491,698.87 be allocated to the Statutory Revenue Reserve, for dividends prescribed over the year. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform net income for the year R$ 21,945,387,723.27 2. Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared The total amount distributed as dividends and interest on capital was R$23,667,182,337.11 (gross), R$22,437,426,655.83 of which is net of taxes, and R$20,848,118,337.11 (gross) of which driven by the income for 2018 and R$2,819,064,000.00 recorded as a debit to the Statutory Revenue Reserve. This amount corresponds to the percentage of net income indicated in item 3 below and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for ratification of the declarations and distributions already made, and no new declaration will be proposed. Net amount per share: R$ 2.6071. The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of ADRs, whether being Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to this withholding tax. 3. Inform the percentage of distributed net income for the year The net amount distributed as dividends and interest on capital corresponds to 95% of net income for the year and 100% of adjusted net income for the amount allocated to legal reserve. If we consider the dividends distributed as a debit to the Statutory Revenue Reverse, the net amount distributed will correspond to 102% of net income for the year and to 108% of adjusted net income for the amount allocated to legal reserve. 4. Inform the total and per share distributed dividends based on net income for prior years The total amount distributed as dividends recorded as a debit to the Statutory Revenue Reserve was R$2,819,064,000.00. Net amount per share: R$ 0.2900. 5. Deducted from any dividend advances and interest on capital already declared, please inform: a. The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Meeting for declaration of dividends or interest on capital in addition to those already declared. p.11

b. The payment methods and terms of payment of dividends and interest on capital As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2018 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the General Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: · Holders of ADRs: The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders. · Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: The payment is made through direct credit to the respective current accounts. · Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account: The payment will be made through wire transfer (DOC or TED), according to the respective amounts. · Stockholders whose shares are deposited in fiduciary custodies of B3 – Brasil, Bolsa, Balcão: The payment will be made directly to B3 – Brasil, Bolsa, Balcão via B3´s services of Central Depositary (former CBLC), which will be responsible for transferring it to stockholders, through depositor brokerage firms. · Holders of bearer shares not yet converted into book-entry shares: The payment will be made after the delivery of the corresponding certificates for the mandatory conversion. c. Any restatement and interest on dividends and interest on capital Not applicable. d. Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them Please see subitem “a” of this item. p.12b. The payment methods and terms of payment of dividends and interest on capital As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2018 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the General Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: · Holders of ADRs: The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders. · Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: The payment is made through direct credit to the respective current accounts. · Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account: The payment will be made through wire transfer (DOC or TED), according to the respective amounts. · Stockholders whose shares are deposited in fiduciary custodies of B3 – Brasil, Bolsa, Balcão: The payment will be made directly to B3 – Brasil, Bolsa, Balcão via B3´s services of Central Depositary (former CBLC), which will be responsible for transferring it to stockholders, through depositor brokerage firms. · Holders of bearer shares not yet converted into book-entry shares: The payment will be made after the delivery of the corresponding certificates for the mandatory conversion. c. Any restatement and interest on dividends and interest on capital Not applicable. d. Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them Please see subitem “a” of this item. p.12

6. **Inform the amounts of dividends or interest on capital already declared and the date of respective payments**

Year	Base period	Stockholding position	Payment date	Type of event	Payment (R$ per share)		Total net amount per share
					Gross	Net	
2019	January	12.28.2018	02.01.2019	Dividends	0.015000	0.015000	
2018	Supplementary interest on capital	02.21.2019	03.07.2019	Supplementary interest on capital	0.749400	0.636990	**2.607120**
	Supplementary dividends	02.21.2019	03.07.2019	Supplementary Dividends	1.050700	1.050700	
	Interest on capital	12.17.2018	03.07.2019	Interest on capital	0.010600	0.009010	
	December	11.30.2018	01.02.2019	Dividends	0.015000	0.015000	
	November	10.31.2018	12.03.2018	Dividends	0.015000	0.015000	
	October	09.28.2018	11.01.2018	Dividends	0.015000	0.015000	
	September	08.31.2018	10.01.2018	Dividends	0.015000	0.015000	
	August	07.31.2018	09.03.2018	Dividends	0.015000	0.015000	
	Supplementary dividends	08.17.2018	08.30.2018	Supplementary dividends	0.624000	0.624000	
	Interest on capital	08.17.2018	08.30.2018	Interest on capital	0.125200	0.106420	
	July	06.29.2018	08.01.2018	Dividends	0.015000	0.015000	
	June	05.30.2018	07.02.2018	Dividends	0.015000	0.015000	
	May	04.30.2018	06.01.2018	Dividends	0.015000	0.015000	
	April	03.29.2018	05.02.2018	Dividends	0.015000	0.015000	
	March	02.28.2018	04.02.2018	Dividends	0.015000	0.015000	
	February	01.31.2018	03.01.2018	Dividends	0.015000	0.015000	
	January	12.28.2017	02.01.2018	Dividends	0.015000	0.015000	

7. **Provide a comparative table indicating the following per share amounts by type and class:**

a. **Net income for the year and the previous three (3) years**

R$

	2018	2017	2016
Net Income	21,945,387,723.27	21,108,465,888.05	18,853,195,000.81
Net income per share	2.26	3.25	2.89
Net income per share – adjusted by the effects of the 50% split of shares in 2018	2.26	2.16	1.93

For calculation of net income per share, net income is divided by the number of shares outstanding at the closing date of the year.

p.13

b. Dividends and interest on capital distributed in the previous three (3) years

R$

	2018	2017	2016
Common shares	2.6071	2.7127	1.5789
Preferred shares	2.6071	2.7127	1.5789

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the stockholding position determined for each payment.

8. In the event of any allocation of earnings to the legal reserve

a. Inform the amount allocated to the legal reserve

R$ 1,097,269,386.16.

b. Detail the calculation method of the legal reserve

Under the terms of Article 193 of the Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which must not exceed twenty percent (20%) of the capital stock.

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the case of split or reverse split of shares.

b. Inform whether earnings for the year are sufficient for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c. Inform whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$104,769,072.39.

e. Identify the fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10. With respect to mandatory dividend

a. Describe the calculation method provided for in the Bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters «a» and «b» of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

b. Inform whether it was fully paid

The mandatory dividend was fully paid in accordance with item 6 above.

c. Inform any possibly retained amount

There were no retained amounts.

11. In the event of retention of mandatory dividend due to the company's financial condition

There were no retained mandatory dividends.

p.14

12. In the event of any allocation of earnings to the reserve for contingencies No allocation of earnings to the reserve for contingencies was made. 13. In the event of any allocation of earnings to the unrealized revenue reserve There was no allocation of earnings to the unrealized revenue reserve. 14. In the event of any allocation of earnings to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Meeting may resolve on the set up if the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital stock and its purpose will be to ensure funds to the payment of dividends, including interest on capital or its advances, with the objective of maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or own share buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. The Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. b. Amount allocated to the statutory reserves R$ 4,491,698.87 to the Statutory Revenue Reserve, related to dividends prescribed over the year. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends. 15. In the event of any retention of earnings provided for in capital budget There were no retained earnings. 16. In the event of allocation of earnings to the reserve for tax incentives There was no allocation of earnings to the reserve for tax incentives. p.1512. In the event of any allocation of earnings to the reserve for contingencies No allocation of earnings to the reserve for contingencies was made. 13. In the event of any allocation of earnings to the unrealized revenue reserve There was no allocation of earnings to the unrealized revenue reserve. 14. In the event of any allocation of earnings to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Meeting may resolve on the set up if the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital stock and its purpose will be to ensure funds to the payment of dividends, including interest on capital or its advances, with the objective of maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or own share buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. The Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. b. Amount allocated to the statutory reserves R$ 4,491,698.87 to the Statutory Revenue Reserve, related to dividends prescribed over the year. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends. 15. In the event of any retention of earnings provided for in capital budget There were no retained earnings. 16. In the event of allocation of earnings to the reserve for tax incentives There was no allocation of earnings to the reserve for tax incentives. p.15

ATTACHMENT II

ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION Nº 480/09

10.1. Executive officers should comment on:

a) Financial and equity positions in general

In 2018, the merger between Itaú and Unibanco completed ten years. In the end of 2008, at the time of the merger, the Brazilian economy was clearly on a slowdown trend. Upon review of our business model, a strategy adopted in 2012, we prepared ourselves for expected changes in the Brazilian credit market, which eventually materialized.

We respond to adversities through a three-pillar policy, always seeking to maximize value creation:

1. **Definition of risk appetite:** the risk appetite establishes the types and levels of risk acceptable to the Bank.
2. **Focus on services:** our focus on insurance services and products (insurance, pension plan and premium bonds) as they are less susceptible to economic cycles. In addition, services require lower capital allocations.
3. **Cost control and efficiency:** we are constantly striving to improve efficiency and obtain productivity gains in our operations as we see that there are always opportunities to improve the control of our costs.

To illustrate our strategy, aimed at reducing our risk exposure, our payroll and real estate loan portfolio for individuals reached R$88.7 billion in 2018 from R$31.6 billion in 2012, whereas the vehicles portfolio fell to R$15.9 billion in 2018 from R$ 51,2 billion in 2012.*
Our Risk-Adjusted Efficiency Ratio in 2018 was 61.2% and in 2012 was 73.1%.*
As a result, we have tripled the value creation since 2012, reaching R$9.2 billion from R$3.1 billion.*

* Based on managerial information according to BRGAAP.

The financial information found in item 10 (Executive Officers' Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to our operations and business. As from January 1, 2018, the accounting standard named IFRS 9 that replaces IAS 39 in the treatment of financial instruments, became effective. This new standard is structured to contemplate the classification, measurement and impairment of financial assets and was retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses that have occurred. As of IFRS 9, recognized credit losses are expected rather than incurred.

Asset Highlights

On December 31, 2018, Itaú Unibanco's assets totaled R$1,552,797 million and stockholders' equity was R$150,466 million, compared with R$1,436,239 million and R$144,356 million, respectively, in 2017. At the end of 2018, Prudential Conglomerate BIS ratio was 18.0%.

The table below shows the volume of loan operations classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

	Year ended December 31				
	2018	2017	2016	2018 X 2017	2017 X 2016
	(In million of R$)				
Loans to individuals	**212,564**	**193,385**	**186,467**	**9.9%**	**3.7%**
Credit Card	78,255	67,413	59,863	16.1%	12.6%
Personal loans	29,543	27,295	27,931	8.2%	(2.3%)
Payroll loans	46,878	44,716	44,859	4.8%	(0.3%)
Vehicles	15,920	14,165	15,566	12.4%	(9.0%)
Real estate loans	41,968	39,796	38,248	5.5%	4.0%
Loans to companies	**171,455**	**167,937**	**181,608**	**2.1%**	**(7.5%)**
Large companies	102,643	107,647	121,761	(4.6%)	(11.6%)
Very small, small and middle market	68,812	60,290	59,847	14.1%	0.7%
Latin America	**152,072**	**136,397**	**126,776**	**11.5%**	**7.6%**
Total loan, lease and other credit operations	**536,091**	**497,719**	**494,851**	**7.7%**	**0.6%**

p.16

Since 2011, we prioritize the mitigation of credit risk of our loan portfolio as from the increase in the share of lower risk products. Consequently, our real estate and payroll loan portfolios grew quicker, while the corporate portfolio decreased. Our real estate loan portfolio grew in line with market trends, and we kept on with a conservative approach regarding collaterals. The loan-to-value ratio – loan to underlying collateral – of the vintage (quarterly average) was 58.4% in the fourth quarter of 2018 (54.7% in the fourth quarter of 2017). On December 31, 2018, our loan portfolio totaled R $ 536,091 million, an increase of 7.7% in comparison to the same period of the previous year. Our loan portfolio for individuals totaled R$212,564 million on December 31, 2018. The volume of loan operations to individuals increased 9.9% from December 31, 2017, mainly driven by the credit card portfolio growth. The other loan portfolios for individuals also increased in the year. Our companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018, mainly driven by the 14.1% rise in loans for very-small, small and middle-market companies, partially offset by the 4.6% fall in corporate loans. This decrease in corporate loans was driven by the low demand for long-term credit, which has migrated to capital markets. On December 31, 2018, the corporate loan portfolio totaled R$102,643 million and the portfolio for very small, small and middle-market companies totaled R$68,812 million. On December 31, 2018, our loan portfolio in Latin America was up 11.5% year-on-year due to the impact of foreign exchange variation and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay), totaled R$152,072 million. The 90-day coverage ratio (defined as the total provision for expected loan loss as a percentage of loans in our portfolio past due for 90 days or more) was 179% on December 31, 2018. Our loans under renegotiation (past due for over 30 days), including extended, modified and deferred payments, totaled R$16,653 million on December 31, 2018 and R$17,254 million on December 31, 2017, accounting for, respectively, 3.1% and 3.5% of our total loan portfolio without endorsements and sureties. On December 31, 2018, the ratio of allowance for loan and lease losses to renegotiated loan portfolio was 51.7%, up 140 basis points year-on-year. On December 31, 2018, NPL over 90 days of the renegotiated loan portfolio was 16.8%, up 30 basis points year-on-year. Non-performing loans (loans past due over 90 days) was 3.5% on December 31, 2018, down 40 basis points year-on-year. On December 31, 2018, the provision balance for expected loan losses totaled R$33,509 million. On December 31, 2018, the ratio of the balance of provision for expected loan losses and our loan portfolio reached 6.3%, down 100 basis points year-on-year. We will address main corporate events in the period in item 10.3b. 2017 On December 31, 2017, our loan portfolio totaled R$497,719 million, up 0.6% from the same period of the previous year. On December 31, 2017, loans to individuals totaled R$193,385 million, up 3.7% from December 31, 2016. This increase is mainly due to the increase of 12.6% in the credit card portfolio, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market. On December 31, 2017, loans to companies, including transactions with small, middle-market and large companies, totaled R$167,937 million, down R$13,671 million, or 7.5%, from December 31, 2016. Loans to large companies totaled R$107,647 million on December 31, 2017, down 11.6% from December 31, 2016. Loans to very small, small and middle-market companies totaled R$60,290 million on December 31, 2017, up 0.7% from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million on December 31, 2016. p.17Since 2011, we prioritize the mitigation of credit risk of our loan portfolio as from the increase in the share of lower risk products. Consequently, our real estate and payroll loan portfolios grew quicker, while the corporate portfolio decreased. Our real estate loan portfolio grew in line with market trends, and we kept on with a conservative approach regarding collaterals. The loan-to-value ratio – loan to underlying collateral – of the vintage (quarterly average) was 58.4% in the fourth quarter of 2018 (54.7% in the fourth quarter of 2017). On December 31, 2018, our loan portfolio totaled R $ 536,091 million, an increase of 7.7% in comparison to the same period of the previous year. Our loan portfolio for individuals totaled R$212,564 million on December 31, 2018. The volume of loan operations to individuals increased 9.9% from December 31, 2017, mainly driven by the credit card portfolio growth. The other loan portfolios for individuals also increased in the year. Our companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018, mainly driven by the 14.1% rise in loans for very-small, small and middle-market companies, partially offset by the 4.6% fall in corporate loans. This decrease in corporate loans was driven by the low demand for long-term credit, which has migrated to capital markets. On December 31, 2018, the corporate loan portfolio totaled R$102,643 million and the portfolio for very small, small and middle-market companies totaled R$68,812 million. On December 31, 2018, our loan portfolio in Latin America was up 11.5% year-on-year due to the impact of foreign exchange variation and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay), totaled R$152,072 million. The 90-day coverage ratio (defined as the total provision for expected loan loss as a percentage of loans in our portfolio past due for 90 days or more) was 179% on December 31, 2018. Our loans under renegotiation (past due for over 30 days), including extended, modified and deferred payments, totaled R$16,653 million on December 31, 2018 and R$17,254 million on December 31, 2017, accounting for, respectively, 3.1% and 3.5% of our total loan portfolio without endorsements and sureties. On December 31, 2018, the ratio of allowance for loan and lease losses to renegotiated loan portfolio was 51.7%, up 140 basis points year-on-year. On December 31, 2018, NPL over 90 days of the renegotiated loan portfolio was 16.8%, up 30 basis points year-on-year. Non-performing loans (loans past due over 90 days) was 3.5% on December 31, 2018, down 40 basis points year-on-year. On December 31, 2018, the provision balance for expected loan losses totaled R$33,509 million. On December 31, 2018, the ratio of the balance of provision for expected loan losses and our loan portfolio reached 6.3%, down 100 basis points year-on-year. We will address main corporate events in the period in item 10.3b. 2017 On December 31, 2017, our loan portfolio totaled R$497,719 million, up 0.6% from the same period of the previous year. On December 31, 2017, loans to individuals totaled R$193,385 million, up 3.7% from December 31, 2016. This increase is mainly due to the increase of 12.6% in the credit card portfolio, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market. On December 31, 2017, loans to companies, including transactions with small, middle-market and large companies, totaled R$167,937 million, down R$13,671 million, or 7.5%, from December 31, 2016. Loans to large companies totaled R$107,647 million on December 31, 2017, down 11.6% from December 31, 2016. Loans to very small, small and middle-market companies totaled R$60,290 million on December 31, 2017, up 0.7% from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million on December 31, 2016. p.17

The 90-day coverage ratio (defined as total allowance for loan losses as a percentage of loans in our portfolio, which are past due over 90 days or more) was 188% on December 31, 2017. Loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16.398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without endorsements and sureties. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, up 80 basis points from December 31, 2016. On December 31, 2017, NPL 90 days of the renegotiated loan portfolio was 16.5%, down 430 basis points from December 31, 2016. The default rate (loans overdue for over 90 days) was 3.9% on December 31, 2017, down 40 basis points from December 31, 2016. On December 31, 2017, the balance provision for expected loan losses totaled R$36,469 million. On December 31, 2017, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 7.3%, up 30 basis point from December 31, 2016. b) Capital structure On December 31, 2018, capital stock comprised 9,804,135,348 (9,825,771,656 on December 31, 2017) book-entry shares with no par value, of which 4,958,290,359 (4,979,926.668 on December 31, 2017) were common and 4,845,844,989 (4,845,844,988 on December 31, 2017) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2017), of which R$64,776 million (R$65,482 million on December 31, 2017) is held by stockholders domiciled in Brazil and R$32,372 million (R$31,666 million on December 31, 2017) is held by stockholders domiciled abroad. In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: p.18The 90-day coverage ratio (defined as total allowance for loan losses as a percentage of loans in our portfolio, which are past due over 90 days or more) was 188% on December 31, 2017. Loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16.398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without endorsements and sureties. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, up 80 basis points from December 31, 2016. On December 31, 2017, NPL 90 days of the renegotiated loan portfolio was 16.5%, down 430 basis points from December 31, 2016. The default rate (loans overdue for over 90 days) was 3.9% on December 31, 2017, down 40 basis points from December 31, 2016. On December 31, 2017, the balance provision for expected loan losses totaled R$36,469 million. On December 31, 2017, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 7.3%, up 30 basis point from December 31, 2016. b) Capital structure On December 31, 2018, capital stock comprised 9,804,135,348 (9,825,771,656 on December 31, 2017) book-entry shares with no par value, of which 4,958,290,359 (4,979,926.668 on December 31, 2017) were common and 4,845,844,989 (4,845,844,988 on December 31, 2017) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2017), of which R$64,776 million (R$65,482 million on December 31, 2017) is held by stockholders domiciled in Brazil and R$32,372 million (R$31,666 million on December 31, 2017) is held by stockholders domiciled abroad. In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: p.18

% of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2018 12/31/2017 12/31/2016 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 150,466 9.7% 144,356 10.1% 132,384 9.8% (2) Third parties' capital 1,402,331 90.3% 1,291,883 89.9% 1,218,930 90.2% Total equity 1,552,797 100.0% 1,436,239 100.0% 1,351,314 100.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity p.19% of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2018 12/31/2017 12/31/2016 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 150,466 9.7% 144,356 10.1% 132,384 9.8% (2) Third parties' capital 1,402,331 90.3% 1,291,883 89.9% 1,218,930 90.2% Total equity 1,552,797 100.0% 1,436,239 100.0% 1,351,314 100.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity p.19

c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any non- compliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. Undiscounted future flows except for derivatives In R$ Million Over (1) Financial Assets 0 - 30 days 31 - 365 days 366-720 days Total 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Cash and deposits on demand 37,159 18,749 1 8,542 - - - - - - - - - 37,159 18,749 18,542 Interbank investments 115,278 93,218 2 19,066 1 82,606 1 73,663 5 8,275 468 673 1,171 322 508 292 298,674 268,062 278,804 (2) 45,335 38,833 77,452 - - - - - - - - - 45,335 38,833 77,452 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 50,741 3 1,238 1 28,303 1 75,857 1 67,061 49,749 - - - 10 - - 226,608 198,299 178,052 (4) Interbank deposits 19,202 23,147 1 3,311 6,749 6,602 8,526 468 673 1,171 312 508 292 26,731 30,930 23,300 Securities 82,144 110,667 82,163 17,255 24,960 16,757 17,853 1 6,717 12,415 98,531 76,923 74,479 215,783 229,267 185,814 Government securities - available 72,026 103,447 75,310 292 152 20 292 232 40 5,315 5,052 6,088 77,925 108,883 81,458 Government securities – subject to repurchase commitments 52 203 556 6,321 1 5,677 4,732 12,671 9,107 5,990 32,811 1 9,270 14,808 51,855 44,257 26,086 Private securities - available 10,066 7,007 6,297 9,406 8,577 11,728 4,185 5,541 5,424 49,003 4 5,885 4 7,866 72,660 67,010 71,315 Private securities – subject to repurchas e commitments - 10 - 1,236 554 277 705 1,837 961 11,402 6,716 5,717 13,343 9,117 6 ,955 Derivative financial instruments 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Net Position 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Swaps 705 189 828 1,132 1,258 1,967 2,881 1,661 1,497 8,331 6,082 6,250 13,049 9 ,190 10,542 Option 1,167 430 354 1,890 1,748 2,881 975 865 1,397 183 294 160 4 ,215 3 ,337 4,792 Forward operations (onshore) 893 6,529 3,947 942 382 1,024 - - - - - - 1,835 6 ,911 4 ,971 Swap de Moeda (Cross Currency Swap Deliverable) - - - - - - - - - - Other derivative financial instruments 1,222 830 686 2,420 1,975 2,424 213 230 265 512 370 551 4,367 3,405 3 ,926 (3) Loan and lease operations portfolio 68,829 57,505 61,602 166,503 1 52,660 176,002 88,138 71,107 81,224 241,919 201,881 211,908 565,389 483,153 530,736 Total financial assets 3 07,397 288,117 387,188 372,748 356,646 259,330 110,528 9 1,253 9 7,969 349,798 286,058 293,640 1,140,471 1,022,074 1,038,127 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), w hich release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 31/12/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017) . (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits w ith Central Banks of other countries. p.20c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any non- compliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. Undiscounted future flows except for derivatives In R$ Million Over (1) Financial Assets 0 - 30 days 31 - 365 days 366-720 days Total 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Cash and deposits on demand 37,159 18,749 1 8,542 - - - - - - - - - 37,159 18,749 18,542 Interbank investments 115,278 93,218 2 19,066 1 82,606 1 73,663 5 8,275 468 673 1,171 322 508 292 298,674 268,062 278,804 (2) 45,335 38,833 77,452 - - - - - - - - - 45,335 38,833 77,452 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 50,741 3 1,238 1 28,303 1 75,857 1 67,061 49,749 - - - 10 - - 226,608 198,299 178,052 (4) Interbank deposits 19,202 23,147 1 3,311 6,749 6,602 8,526 468 673 1,171 312 508 292 26,731 30,930 23,300 Securities 82,144 110,667 82,163 17,255 24,960 16,757 17,853 1 6,717 12,415 98,531 76,923 74,479 215,783 229,267 185,814 Government securities - available 72,026 103,447 75,310 292 152 20 292 232 40 5,315 5,052 6,088 77,925 108,883 81,458 Government securities – subject to repurchase commitments 52 203 556 6,321 1 5,677 4,732 12,671 9,107 5,990 32,811 1 9,270 14,808 51,855 44,257 26,086 Private securities - available 10,066 7,007 6,297 9,406 8,577 11,728 4,185 5,541 5,424 49,003 4 5,885 4 7,866 72,660 67,010 71,315 Private securities – subject to repurchas e commitments - 10 - 1,236 554 277 705 1,837 961 11,402 6,716 5,717 13,343 9,117 6 ,955 Derivative financial instruments 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Net Position 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Swaps 705 189 828 1,132 1,258 1,967 2,881 1,661 1,497 8,331 6,082 6,250 13,049 9 ,190 10,542 Option 1,167 430 354 1,890 1,748 2,881 975 865 1,397 183 294 160 4 ,215 3 ,337 4,792 Forward operations (onshore) 893 6,529 3,947 942 382 1,024 - - - - - - 1,835 6 ,911 4 ,971 Swap de Moeda (Cross Currency Swap Deliverable) - - - - - - - - - - Other derivative financial instruments 1,222 830 686 2,420 1,975 2,424 213 230 265 512 370 551 4,367 3,405 3 ,926 (3) Loan and lease operations portfolio 68,829 57,505 61,602 166,503 1 52,660 176,002 88,138 71,107 81,224 241,919 201,881 211,908 565,389 483,153 530,736 Total financial assets 3 07,397 288,117 387,188 372,748 356,646 259,330 110,528 9 1,253 9 7,969 349,798 286,058 293,640 1,140,471 1,022,074 1,038,127 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), w hich release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 31/12/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017) . (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits w ith Central Banks of other countries. p.20

Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Deposits 246,729 222,782 201,167 62,909 61,672 44,545 16,674 16,500 13,106 191,131 152,961 107,055 517,443 453,915 365,873 Demand deposits 72,581 68,973 61,133 - - - - - - - - - 72,581 68,973 61,133 Savings deposits 136,865 119,980 108,250 - - - - - - - - - 136,865 119,980 108,250 Time deposits 35,450 33,114 30,295 62,185 60,272 41,971 16,647 16,445 13,088 190,984 152,903 107,033 305,266 262,734 192,387 Interbank deposits 1 ,830 712 1 ,489 724 1,400 2 ,574 27 55 18 147 58 22 2 ,728 2,225 4 ,103 Other deposits 3 3 - - - - - - - - - - 3 3 - Compulsory deposits (39,116) (40,538) (42,314) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (94,148) (98,837) (85,700) Demand deposits (5,600) (4,790) (8,092) - - - - - - - - - (5,600) (4,790) (8,092) Savings deposits (24,695) (26,008) (24,791) - - - - - - - - - (24,695) (26,008) (24,791) Time deposits (8,821) (9,740) (9,431) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (63,853) (68,039) (52,817) Securities sold under repurchase agreements (1) 275,395 232,970 209,521 16,557 35,234 59,771 10,933 30,404 42,410 42,349 39,444 87,069 345,234 338,052 398,771 Funds from acceptances and issuance of securities (2) 2 ,189 7 ,093 3 ,003 32,950 43,463 35,659 39,077 21,325 28,974 53,626 52,837 36,858 127,519 124,718 104,494 Borrowings and onlending (3) 6 ,304 3,975 5 ,077 45,668 37,132 46,527 11,541 9 ,839 11,000 11,840 19,807 20,943 75,353 70,753 83,547 Dívidas Subordinadas (4) 154 1 ,061 271 2 ,658 13,402 13,501 6 ,264 2 ,054 16,621 52,453 49,454 41,043 61,529 65,971 71,436 Instrumentos Financeiros Derivativos 3 ,168 7 ,596 5 ,294 6,885 5 ,816 5 ,516 5 ,672 4 ,877 3 ,726 11,794 8 ,457 10,162 27,519 26,746 24,698 Posição Líquida 3 ,168 7,596 5 ,294 6 ,885 5,816 5 ,516 5,672 4 ,877 3,726 11,794 8 ,457 10,162 27,519 26,746 24,698 Swaps 923 65 461 3,002 2 ,364 1 ,702 4,687 3 ,747 2,352 10,742 7,516 8,706 19,354 13,692 13,221 Opções 883 332 837 1 ,935 1,299 1 ,888 823 889 1,116 288 273 711 3 ,929 2,793 4 ,552 Forward operations (onshore) 470 6 ,272 3 ,530 - - - - - - - - - 470 6 ,272 3 ,530 Other derivative financial instruments 892 927 466 1 ,948 2,153 1 ,926 162 241 258 764 668 745 3,766 3 ,989 3 ,395 Total financial liabilities 494,823 434,939 382,019 152,399 178,522 191,634 86,330 80,355 111,852 327,220 287,502 277,614 1,060,772 981,318 963,119 (1) Includes ow n and third parties’ portfolios. (2) ) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. p.21Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Deposits 246,729 222,782 201,167 62,909 61,672 44,545 16,674 16,500 13,106 191,131 152,961 107,055 517,443 453,915 365,873 Demand deposits 72,581 68,973 61,133 - - - - - - - - - 72,581 68,973 61,133 Savings deposits 136,865 119,980 108,250 - - - - - - - - - 136,865 119,980 108,250 Time deposits 35,450 33,114 30,295 62,185 60,272 41,971 16,647 16,445 13,088 190,984 152,903 107,033 305,266 262,734 192,387 Interbank deposits 1 ,830 712 1 ,489 724 1,400 2 ,574 27 55 18 147 58 22 2 ,728 2,225 4 ,103 Other deposits 3 3 - - - - - - - - - - 3 3 - Compulsory deposits (39,116) (40,538) (42,314) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (94,148) (98,837) (85,700) Demand deposits (5,600) (4,790) (8,092) - - - - - - - - - (5,600) (4,790) (8,092) Savings deposits (24,695) (26,008) (24,791) - - - - - - - - - (24,695) (26,008) (24,791) Time deposits (8,821) (9,740) (9,431) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (63,853) (68,039) (52,817) Securities sold under repurchase agreements (1) 275,395 232,970 209,521 16,557 35,234 59,771 10,933 30,404 42,410 42,349 39,444 87,069 345,234 338,052 398,771 Funds from acceptances and issuance of securities (2) 2 ,189 7 ,093 3 ,003 32,950 43,463 35,659 39,077 21,325 28,974 53,626 52,837 36,858 127,519 124,718 104,494 Borrowings and onlending (3) 6 ,304 3,975 5 ,077 45,668 37,132 46,527 11,541 9 ,839 11,000 11,840 19,807 20,943 75,353 70,753 83,547 Dívidas Subordinadas (4) 154 1 ,061 271 2 ,658 13,402 13,501 6 ,264 2 ,054 16,621 52,453 49,454 41,043 61,529 65,971 71,436 Instrumentos Financeiros Derivativos 3 ,168 7 ,596 5 ,294 6,885 5 ,816 5 ,516 5 ,672 4 ,877 3 ,726 11,794 8 ,457 10,162 27,519 26,746 24,698 Posição Líquida 3 ,168 7,596 5 ,294 6 ,885 5,816 5 ,516 5,672 4 ,877 3,726 11,794 8 ,457 10,162 27,519 26,746 24,698 Swaps 923 65 461 3,002 2 ,364 1 ,702 4,687 3 ,747 2,352 10,742 7,516 8,706 19,354 13,692 13,221 Opções 883 332 837 1 ,935 1,299 1 ,888 823 889 1,116 288 273 711 3 ,929 2,793 4 ,552 Forward operations (onshore) 470 6 ,272 3 ,530 - - - - - - - - - 470 6 ,272 3 ,530 Other derivative financial instruments 892 927 466 1 ,948 2,153 1 ,926 162 241 258 764 668 745 3,766 3 ,989 3 ,395 Total financial liabilities 494,823 434,939 382,019 152,399 178,522 191,634 86,330 80,355 111,852 327,220 287,502 277,614 1,060,772 981,318 963,119 (1) Includes ow n and third parties’ portfolios. (2) ) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. p.21

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2018 and 2017:

Average Deposits and Borrowings	Year ended December 31			
	2018		2017	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except for percentages)			
Interest-bearing liabilities	**1,176,795**	**88.1%**	**1,086,336**	**88.1%**
Interest-bearing deposits	**357,684**	**26.8%**	**287,398**	**23.3%**
Savings deposits	126,987	9.5%	110,411	9.0%
Interbank deposits	2,970	0.2%	3,282	0.3%
Time deposits	227,727	17.0%	173,705	14.1%
Deposits received under repurchase agreements	**308,306**	**23.1%**	**326,578**	**26.5%**
Funds from interbank and institutional markets	**232,802**	**17.4%**	**229,620**	**18.6%**
Funds from interbank markets	135,357	10.1%	133,914	10.9%
Funds from institutional markets	97,445	7.3%	95,707	7.8%
Technical provisions for insurance, pension plan and capitalization	**193,908**	**14.5%**	**170,943**	**13.9%**
Other liabilities - Subordinated debt	**84,095**	**6.3%**	**71,797**	**5.8%**
Non-Interest bearing liabilities	**158,960**	**11.9%**	**146,537**	**11.9%**
Non-interest bearing deposits	70,205	5.3%	61,844	5.0%
Other Comprehensive results	4,038	0.3%	5,417	0.4%
Other non-interest liabilities	84,718	6.3%	79,276	6.4%
Total	**1,335,755**	**100.0%**	**1,232,874**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 15 – Deposits, for further details about funding.

Occasionally, we may seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank), and senior notes, through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance in the event of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2018, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (*Certificado de Depósito Bancário*).These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The following table sets out the breakdown of our sources of funding in Consolidated on December 31, 2018, 2017 and 2016.

p.22

Breakdown of our sources of funding	2018	% of total funding	2017	% of total funding	2016	% of total funding
				(In million of R$, except percentages)		
Deposits	**463,424**	**45.2**	**402,938**	**42.7**	**329,414**	**36.3**
Demand deposits	72,581	7.1	68,973	7.3	61,133	6.7
Saving deposits	136,865	13.3	119,980	12.8	108,250	12.0
Time deposits	251,300	24.5	211,800	22.4	156,274	17.2
Interbank deposits	2,675	0.3	2,182	0.2	3,757	0.4
Other	3	0.0	3	0.0	-	0.0
Securities sold under repurchase agreements	**330,237**	**32.2**	**312,634**	**33.1**	**349,164**	**38.2**
Interbank market debt	**138,741**	**13.5**	**129,616**	**13.8**	**135,483**	**14.9**
Mortgage notes	1,227	0.1	-	-	-	-
Real estate credit bills	9,546	0.9	18,525	2.0	19,179	2.1
Agribusiness credit bills	18,013	1.8	15,101	1.6	15,442	1.7
Financial credit bills	37,928	3.7	27,691	3.0	19,566	2.2
Import and export financing	50,050	4.9	39,089	4.1	45,633	5.0
On lending-domestic	17,906	1.7	24,181	2.6	29,828	3.3
Liabilities from transactions related to credit assignments	4,071	0.4	5,029	0.5	5,835	0.6
Institucional market debt	**93,974**	**9.2**	**98,482**	**10.4**	**96,239**	**10.6**
Subordinated debt	49,313	4.8	52,696	5.5	57,420	6.3
Foreign borrowings through securities	41,863	4.1	41,400	4.4	33,583	3.7
Structured Operations Certificates	2,798	0.3	4,386	0.5	5,236	0.6
Total	**1,026,376**	**100.0**	**943,670**	**100.0**	**910,300**	**100.0**

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our liquidity risk management policy and broad limits for a management in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within parameters set by the Board of Directors and the CSRML. This includes a responsibility to oversee all business units operating outside Brazil.

We maintain separate liquidity pools at our Brazilian operations and each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, liquidity transfers rarely occur between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve on December 31, 2018, 2017 and 2016:

p.23

In millions de R$ Average As of December 31 Balance (1) 2018 2017 2016 Cash and Deposits on Demand 37,159 18,749 18,542 27,244 Funded Positions of Securities Purchased under Agreements to Resell (2) 45,335 38,833 77,452 45,936 Unencumbered Government Securities 77,925 108,883 81,458 89,077 Operational Reserve 160,419 166,465 177,452 162,257 (1) Average balance calculated based on interim financial statements (2) Net of R$ 5.120 (R$ 3,664 at 12/31/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. Tthe technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles or our counterparties. Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios). Liquidity management makes it possible for us to simultaneously meet operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet present and future financial obligations and to capitalize on business opportunities as they arise. We are exposed to effects of disruptions and volatility in global financial markets and in the economies of countries where we do business, especially Brazil. However, due to our stable sources of funding, including a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, allowing our accessing further funding when required, we have not historically experienced liquidity challenges, even during disruptive times in the international financial markets. In accordance with BACEN Circular Letter No. 3,775, of July 14, 2016, banks holding total assets over R$100 billion are required, since October 2015, to monthly report a standard Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil, reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself and is in line with international BIS guidelines. LCR is a ratio relating free and highly liquid assets and net cash outflows over a 30-day period. The summarized calculation of the ratio is presented in the table below. In 2018, the index minimum requirement is 90%. (1) Corresponds to the amount calculated after the applying weighting factors and limits established by BACEN Circular No. 3,749. (2) High quality liquid assets (HQLA): balance in stock, which in certain cases is weighted by a discount factor, of assets that remain liquid in the markets during a stress period and that can be easily converted into cash, posing low risk. (3) Potential cash outflows calculated under standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, as set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower. p.24In millions de R$ Average As of December 31 Balance (1) 2018 2017 2016 Cash and Deposits on Demand 37,159 18,749 18,542 27,244 Funded Positions of Securities Purchased under Agreements to Resell (2) 45,335 38,833 77,452 45,936 Unencumbered Government Securities 77,925 108,883 81,458 89,077 Operational Reserve 160,419 166,465 177,452 162,257 (1) Average balance calculated based on interim financial statements (2) Net of R$ 5.120 (R$ 3,664 at 12/31/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. Tthe technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles or our counterparties. Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios). Liquidity management makes it possible for us to simultaneously meet operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet present and future financial obligations and to capitalize on business opportunities as they arise. We are exposed to effects of disruptions and volatility in global financial markets and in the economies of countries where we do business, especially Brazil. However, due to our stable sources of funding, including a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, allowing our accessing further funding when required, we have not historically experienced liquidity challenges, even during disruptive times in the international financial markets. In accordance with BACEN Circular Letter No. 3,775, of July 14, 2016, banks holding total assets over R$100 billion are required, since October 2015, to monthly report a standard Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil, reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself and is in line with international BIS guidelines. LCR is a ratio relating free and highly liquid assets and net cash outflows over a 30-day period. The summarized calculation of the ratio is presented in the table below. In 2018, the index minimum requirement is 90%. (1) Corresponds to the amount calculated after the applying weighting factors and limits established by BACEN Circular No. 3,749. (2) High quality liquid assets (HQLA): balance in stock, which in certain cases is weighted by a discount factor, of assets that remain liquid in the markets during a stress period and that can be easily converted into cash, posing low risk. (3) Potential cash outflows calculated under standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, as set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower. p.24

f) Indebtedness ratios and the characteristics of the debts, also describing: I - Relevant loan and financing agreements II - Other long-term relationships with financial institutions The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$645.7 billion (R$622.1 billion on 12/31/2017 and R$612.7 billion on 12/31/16), and noteworthy were time deposits. A significant portion of these funds – 39.2% of total, or R$253.0 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. R$ million 12/31/2018 12/31/2017 12/31/2016 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 201,113 329,414 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 61,133 61,133 10.0 Saving deposits 136,865 136,865 21.2 119,980 119,980 19.3 108,250 108,250 17.7 Time deposits 37,784 251,300 38.9 27,798 211,800 34.1 30,554 156,274 25.5 Other 1,683 2 ,678 0.4 91 2,185 0 .4 1 ,176 3,757 0 .6 (1) Fund from acceptances and issurance of securities 2,285 111,566 17.3 6 ,820 107,581 17.3 3 ,091 93,711 15.3 (2) Funds from own issue 1,831 21,417 3 .3 2,570 58,837 9.5 2,561 132,149 21.6 Subordinated Debt 2 49,313 7.6 1 ,315 52,696 8.5 628 57,420 9 .4 Total 253,031 645,720 100.0 227,547 622,052 100.0 207,393 612,694 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III - Level of subordination of debts In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funding through the issuance of subordinated debt securities is shown as follows: p.25f) Indebtedness ratios and the characteristics of the debts, also describing: I - Relevant loan and financing agreements II - Other long-term relationships with financial institutions The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$645.7 billion (R$622.1 billion on 12/31/2017 and R$612.7 billion on 12/31/16), and noteworthy were time deposits. A significant portion of these funds – 39.2% of total, or R$253.0 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. R$ million 12/31/2018 12/31/2017 12/31/2016 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 201,113 329,414 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 61,133 61,133 10.0 Saving deposits 136,865 136,865 21.2 119,980 119,980 19.3 108,250 108,250 17.7 Time deposits 37,784 251,300 38.9 27,798 211,800 34.1 30,554 156,274 25.5 Other 1,683 2 ,678 0.4 91 2,185 0 .4 1 ,176 3,757 0 .6 (1) Fund from acceptances and issurance of securities 2,285 111,566 17.3 6 ,820 107,581 17.3 3 ,091 93,711 15.3 (2) Funds from own issue 1,831 21,417 3 .3 2,570 58,837 9.5 2,561 132,149 21.6 Subordinated Debt 2 49,313 7.6 1 ,315 52,696 8.5 628 57,420 9 .4 Total 253,031 645,720 100.0 227,547 622,052 100.0 207,393 612,694 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III - Level of subordination of debts In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funding through the issuance of subordinated debt securities is shown as follows: p.25

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Description R$ million Principal amount Account Name of security / currency Issue Maturity Return p.a. balance (original currency) Subordinated financial bills - BRL 2 2011 2019 109% a 109.7% do CDI 4 1 2012 2019 110% do CDI 2 12 11.960% 26 101 IPCA + 4.7% a 6.3% 187 1 2012 2020 111% do CDI 2 20 IPCA + 6% a 6.17% 44 6 2011 2021 109.25% a 110.5% do CDI 13 2307 2012 2022 IPCA + 5.15% a 5.83% 4 ,595 20 IGPM + 4.63% 29 2 ,470 Total 4,902 Subordinated euronotes - USD 990 2010 2020 6.200% 3 ,881 1 ,000 2010 2021 5.750% 3 ,987 730 2011 2021 5.75% a 6.20% 2,839 550 2012 2021 6.200% 2 ,131 2,600 2012 2022 5.50% a 5.65% 1 0,256 1 ,851 2012 2023 5.130% 7 ,209 7 ,721 Total 30,303 Total 3 5,205 Perpetual subordinated notes/AT1, issued on december 12, 2017 and march 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Company's Tier l capitalization ratio. IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) ; and (iii) any events under the Brazilian law with effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. p.26The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Description R$ million Principal amount Account Name of security / currency Issue Maturity Return p.a. balance (original currency) Subordinated financial bills - BRL 2 2011 2019 109% a 109.7% do CDI 4 1 2012 2019 110% do CDI 2 12 11.960% 26 101 IPCA + 4.7% a 6.3% 187 1 2012 2020 111% do CDI 2 20 IPCA + 6% a 6.17% 44 6 2011 2021 109.25% a 110.5% do CDI 13 2307 2012 2022 IPCA + 5.15% a 5.83% 4 ,595 20 IGPM + 4.63% 29 2 ,470 Total 4,902 Subordinated euronotes - USD 990 2010 2020 6.200% 3 ,881 1 ,000 2010 2021 5.750% 3 ,987 730 2011 2021 5.75% a 6.20% 2,839 550 2012 2021 6.200% 2 ,131 2,600 2012 2022 5.50% a 5.65% 1 0,256 1 ,851 2012 2023 5.130% 7 ,209 7 ,721 Total 30,303 Total 3 5,205 Perpetual subordinated notes/AT1, issued on december 12, 2017 and march 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Company's Tier l capitalization ratio. IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) ; and (iii) any events under the Brazilian law with effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. p.26

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of the situations described above will be deemed as an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (non- payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Up to December 31, 2018, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and p.27On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of the situations described above will be deemed as an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (non- payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Up to December 31, 2018, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and p.27 distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (18.0% based on the Prudential Conglomerate, of which 16.0% of Tier I and 1.9% of Tier II) to be appropriate, as it exceeds by 700 basis points the minimum required by the Central Bank of Brazil for 2018, equivalent to 11.0% (10.75% on 12/31/2017). p.28distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (18.0% based on the Prudential Conglomerate, of which 16.0% of Tier I and 1.9% of Tier II) to be appropriate, as it exceeds by 700 basis points the minimum required by the Central Bank of Brazil for 2018, equivalent to 11.0% (10.75% on 12/31/2017). p.28

h) Significant changes in each item of the financial statements

R$ million

ASSETS	12/31/2018	%	12/31/2017	%	12/31/2016	2018 X 2017	2017 X 2016
Cash	37,159	2.4%	18,749	1.3%	18,542	98.2%	1.1%
Financial Assets	1,424,876	91.8%	1,330,251	92.6%	1,246,833	7.1%	6.7%
Compulsory deposits in the Central Bank of Brazil	94,148	6.1%	98,837	6.9%	85,700	(4.7%)	15.3%
At Amortized Cost	994,759	64.1%	905,729	63.1%	902,289	9.8%	0.4%
Interbank deposits	26,420	1.7%	29,048	2.0%	22,688	(9.0%)	28.0%
Securities purchased under agreements to resell	280,136	18.0%	244,707	17.0%	265,050	14.5%	(7.7%)
Securities	110,395	7.1%	111,424	7.8%	102,568	(0.9%)	8.6%
Loan operations and lease operations portfolio	536,091	34.5%	497,719	34.7%	494,851	7.7%	0.6%
Other financial assets	75,090	4.8%	59,568	4.1%	53,895	26.1%	10.5%
(-) Provision for Expected Loss	(33,373)	(2.1%)	(36,737)	(2.6%)	(36,763)	(9.2%)	(0.1%)
At Fair Value Through Other Comprehensive Income	49,323	3.2%	52,149	3.6%	40,039	(5.4%)	30.2%
Securities	49,323	3.2%	52,149	3.6%	40,039	(5.4%)	30.2%
At Fair Value Through Profit or Loss	286,646	18.5%	273,536	19.0%	218,805	4.8%	25.0%
Securities	263,180	16.9%	250,693	17.5%	194,574	5.0%	28.8%
Derivatives	23,466	1.5%	22,843	1.6%	24,231	2.7%	(5.7%)
Investments in associates and jointly controlling entities	12,019	0.8%	5,055	0.4%	5,073	137.8%	(0.4%)
Fixed assets, net	7,302	0.5%	7,359	0.5%	8,042	(0.8%)	(8.5%)
Goodwill and Intangible assets, net	19,329	1.2%	19,383	1.3%	17,056	(0.3%)	13.6%
Tax assets	42,830	2.8%	44,249	3.1%	45,081	(3.2%)	(1.8%)
Income tax and social contribution - current	2,831	0.2%	2,336	0.2%	2,703	21.2%	(13.6%)
Income tax and social contribution - deferred	32,781	2.1%	35,869	2.5%	38,202	(8.6%)	(6.1%)
Other	7,218	0.5%	6,044	0.4%	4,176	19.4%	44.7%
Other assets	9,282	0.6%	11,193	0.8%	10,687	(17.1%)	4.7%
TOTAL ASSETS	**1,552,797**	**100.0%**	**1,436,239**	**100.0%**	**1,351,314**	**8.1%**	**6.3%**

Liabilities and stockholders' equity	12/31/2018	%	12/31/2017	%	12/31/2016	2018 X 2017	2017 X 2016
Financial Liabilities	1,151,237	74.1%	1,056,717	73.6%	1,012,075	8.9%	4.4%
At Amortized Cost	1,119,734	72.1%	1,024,584	71.3%	982,116	9.3%	4.3%
Deposits	463,424	29.8%	402,938	28.1%	329,414	15.0%	22.3%
Securities sold under repurchase agreements	330,237	21.3%	312,634	21.8%	349,164	5.6%	(10.5%)
Interbank market debt	134,670	8.7%	124,587	8.7%	129,648	8.1%	(3.9%)
Institutional market debt	93,974	6.1%	98,482	6.9%	96,239	(4.6%)	2.3%
Other financial liabilities	97,429	6.3%	85,943	6.0%	77,651	13.4%	10.7%
At Fair Value Through Profit or Loss	27,711	1.8%	27,211	1.9%	25,217	1.8%	7.9%
Derivatives	27,519	1.8%	26,746	1.9%	24,698	2.9%	8.3%
Structured notes	192	0.0%	465	0.0%	519	(58.7%)	(10.4%)
Provision for Expected Loss	3,792	0.2%	4,922	0.3%	4,742	(23.0%)	3.8%
Loan Commitments	2,601	0.2%	3,015	0.2%	2,761	(13.7%)	9.2%
Financial Guarantees	1,191	0.1%	1,907	0.1%	1,981	(37.5%)	(3.7%)
Reserves for insurance and private pension	201,187	13.0%	181,232	12.6%	154,076	11.0%	17.6%
Provisions	18,613	1.2%	19,736	1.4%	20,909	(5.7%)	(5.6%)
Tax liabilities	5,284	0.3%	7,836	0.5%	4,950	(32.6%)	58.3%
Income tax and social contribution - current	2,058	0.1%	3,175	0.2%	1,741	(35.2%)	82.4%
Income tax and social contribution - deferred	447	0.0%	391	0.0%	(289)	14.3%	(235.3%)
Other	2,779	0.2%	4,270	0.3%	3,498	(34.9%)	22.1%
Other liabilities	26,010	1.7%	26,362	1.8%	26,920	(1.3%)	(2.1%)
Total liabilities	**1,402,331**	**90.3%**	**1,291,883**	**89.9%**	**1,218,930**	**8.5%**	**6.0%**
Capital	97,148	6.3%	97,148	6.8%	97,148	0.0%	0.0%
Treasury shares	(1,820)	(0.1%) -	2,743	(0.2%)	(1,882)	(33.6%)	45.7%
Additional paid-in capital	2,120	0.1%	1,930	0.1%	1,785	9.8%	8.1%
Appropriated reserves	13,480	0.9%	12,499	0.9%	3,443	7.8%	263.0%
Unappropriated reserves	29,666	1.9%	26,030	1.8%	23,740	14.0%	9.6%
Cumulative other comprehensive income	(3,812)	(0.2%) -	3,486	(0.2%)	(4,139)	9.4%	(15.8%)
Total stockholders' equity attributed to the owners of the parent c	**136,782**	**8.8%**	**131,378**	**9.1%**	**120,095**	**4.1%**	**9.4%**
Non-controlling interests	13,684	0.9%	12,978	0.9%	12,289	5.4%	5.6%
Total stockholders' equity	**150,466**	**9.7%**	**144,356**	**10.1%**	**132,384**	**4.2%**	**9.0%**
Total liabilities and stockholders' equity	**1,552,797**	**100.0%**	**1,436,239**	**100.0%**	**1,351,314**	**8.1%**	**6.3%**

We present below the main changes in the balance sheet accounts on December 31, 2018, 2017 and 2016.

Total assets amounted to R$1,552,797 million at the end of 2018, up 8.1% from 2017, since total assets of Itaú Unibanco amounted to R$1,436,239 million in 2017. From 2016 to 2017, assets were up 6.3%, since the balance in 2016 was R$1,351,314 million.

On December 31, 2018, loan portfolio totaled R$536,091 million, a 7.7% increase from the same period of the previous year.

Loan portfolio for individuals totaled R$212,564 million on December 31, 2018. Compared to December 31, 2017, the 9.9% increase in the volume of loans to individuals is mainly due to the credit card portfolio growth. Other loan portfolios for individuals also increased in 2018.

Loans to companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018. This increase is mainly due to the 14.1% increase in the very small, small and middle market portfolio, which was partially offset by the 4.6% decrease in the large companies portfolio.

p.29

On December 31, 2018, loan portfolio in Latin America increased 11.5% year-on-year, due to the impact of foreign exchange changes and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$152,072 million. On December 31, 2017, loan portfolio totaled R$497,719 million, a 0.6% increase from the same period of the previous year. Loan portfolio for individuals totaled R$193,385 million on December 31, 2017, up 3.7% from December 31, 2016, mainly driven by the increase of 12.6% in credit card portfolio. On December 31, 2017, loans to companies operations, including transactions with small, middle-market and large companies, totaled R$167,937 million, a decrease of R$13,671 million, or 7.5%, from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million in December 31, 2016. Investments in associates and jointly-controlled entities totaled R$12,019 million on December 31, 2018, a 137.8% increase compared to December 31, 2017, mainly driven by the acquisition of 49.9% of total capital and 30.1% of voting capital of XP Investimentos S.A. in 2018. In 2018, our main sources of funding are deposits in the amount of R$463.424 million, including demand, savings, time and interbank deposits, and deposits received under repurchase agreements in the amount of R$330,237 million. In 2018, total deposits reached R$463,424 million, a 15.0% increase compared to total deposits of R$402,938 million in 2017. In 2016, total deposits amounted to R$329,414 million. On December 31, 2018, 2017 and 2016, our time deposits accounted for 54.2%, 52.6% and 47.4% of total deposits, respectively. On December 31, 2018, the growth in deposits from the same period of the previous year was mainly driven by increased time and savings deposits. Deposits at the end of 2017 increased 22.3% compared to December 31, 2016, driven by the increase in time deposits. Stockholders’ equity totaled R$150,466 million in 2018, compared to R$144,356 at the end of 2017 and R$132,384 million in 2016, increasing 4.2% in 2018 compared to 2017 and 9.0% in 2017 compared to 2016. These variations for 2018, 2017 and 2016 are basically due to the results for the periods. 10.2 Executive officers should comment on: a) Results of operations, in particular: I - Description of any important components of revenue; II - Factors that materially affected operating income and expenses. Results of Operations for the Years Ended December 31, 2018, 2017 and 2016 Highlights In the year ended December 31, 2018, consolidated net income was R$25,639 million with annualized return on average equity of 20.5%. On December 31, 2018, consolidated assets totaled R$1,552,797 million and consolidated stockholders' equity was R$150,466 million, from R$1,436,239 million and R$144,356 million, respectively, on December 31, 2017. On December 31, 2018, the Prudential Conglomerate BIS ratio was 18.0%. In the year ended December 31, 2017, consolidated net income was R$23,225 million with annualized return on average equity of 20.0%. On December 31, 2017, consolidated assets totaled R$1,436,239 million and consolidated stockholders' equity was R$144,356 million, from R$1,351,314 million and R$132,384 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%. In the year ended December 31, 2016, consolidated net income was R$22,016 million. On December 31, 2016, consolidated assets totaled R$1,351,314 million and consolidated stockholders' equity was R$132,384 million. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%. Net Income The table below shows the main components of net income for the years ended December 31, 2018, 2017 and 2016. p.30On December 31, 2018, loan portfolio in Latin America increased 11.5% year-on-year, due to the impact of foreign exchange changes and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$152,072 million. On December 31, 2017, loan portfolio totaled R$497,719 million, a 0.6% increase from the same period of the previous year. Loan portfolio for individuals totaled R$193,385 million on December 31, 2017, up 3.7% from December 31, 2016, mainly driven by the increase of 12.6% in credit card portfolio. On December 31, 2017, loans to companies operations, including transactions with small, middle-market and large companies, totaled R$167,937 million, a decrease of R$13,671 million, or 7.5%, from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million in December 31, 2016. Investments in associates and jointly-controlled entities totaled R$12,019 million on December 31, 2018, a 137.8% increase compared to December 31, 2017, mainly driven by the acquisition of 49.9% of total capital and 30.1% of voting capital of XP Investimentos S.A. in 2018. In 2018, our main sources of funding are deposits in the amount of R$463.424 million, including demand, savings, time and interbank deposits, and deposits received under repurchase agreements in the amount of R$330,237 million. In 2018, total deposits reached R$463,424 million, a 15.0% increase compared to total deposits of R$402,938 million in 2017. In 2016, total deposits amounted to R$329,414 million. On December 31, 2018, 2017 and 2016, our time deposits accounted for 54.2%, 52.6% and 47.4% of total deposits, respectively. On December 31, 2018, the growth in deposits from the same period of the previous year was mainly driven by increased time and savings deposits. Deposits at the end of 2017 increased 22.3% compared to December 31, 2016, driven by the increase in time deposits. Stockholders’ equity totaled R$150,466 million in 2018, compared to R$144,356 at the end of 2017 and R$132,384 million in 2016, increasing 4.2% in 2018 compared to 2017 and 9.0% in 2017 compared to 2016. These variations for 2018, 2017 and 2016 are basically due to the results for the periods. 10.2 Executive officers should comment on: a) Results of operations, in particular: I - Description of any important components of revenue; II - Factors that materially affected operating income and expenses. Results of Operations for the Years Ended December 31, 2018, 2017 and 2016 Highlights In the year ended December 31, 2018, consolidated net income was R$25,639 million with annualized return on average equity of 20.5%. On December 31, 2018, consolidated assets totaled R$1,552,797 million and consolidated stockholders' equity was R$150,466 million, from R$1,436,239 million and R$144,356 million, respectively, on December 31, 2017. On December 31, 2018, the Prudential Conglomerate BIS ratio was 18.0%. In the year ended December 31, 2017, consolidated net income was R$23,225 million with annualized return on average equity of 20.0%. On December 31, 2017, consolidated assets totaled R$1,436,239 million and consolidated stockholders' equity was R$144,356 million, from R$1,351,314 million and R$132,384 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%. In the year ended December 31, 2016, consolidated net income was R$22,016 million. On December 31, 2016, consolidated assets totaled R$1,351,314 million and consolidated stockholders' equity was R$132,384 million. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%. Net Income The table below shows the main components of net income for the years ended December 31, 2018, 2017 and 2016. p.30

For the Year Ended December 31 2018 2017 2016 Variation Variation (In millions of R$) 2018 - 2017 2017 - 2016 Banking Product 104,200 111,523 118,422 (6.6%) (5.8%) Interest, similar income and dividend 133,177 145,641 162,405 (8.6%) (10.3%) Interest and similar expenses (70,612) (78,330) (95,129) (9.9%) (17.7%) Adjustments to Fair Value of Financial Assets and Liabilities (4,834) 4,181 7,066 (215.6%) (40.8%) Foreign exchange results and exchange variations on transactions 2,974 (250) 5,513 (1289.6%) (104.5%) Banking service fees 36,809 34,448 3 1,918 6.9% 7.9% Income related to insurance and private pension operations before claim and selling 3 ,961 4,699 5,265 (15.7%) (10.8%) expenses, net of reinsurance Income related to insurance and private pension, net of reinsurance 24,097 2 6,876 2 4,755 (10.3%) 8.6% Change in reserves for insurance and private pension (20,136) (22,177) (19,490) (9.2%) 13.8% Other income 2,725 1,134 1,384 140.3% (18.1%) Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) (51.4%) (13.9%) Expected Loss with Loan Operations and Lease Operations (10,587) (18,381) (22,466) (42.4%) (18.2%) Expected Loss with Other Financial Assets 1 ,633 (1,393) (404) (217.2%) 244.8% (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) 3.0% (19.7%) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 9 4,067 3.8% (3.7%) Other operating income (expenses) (63,410) (59,975) (58,388) 5.7% 2.7% General and administrative expenses (57,538) (53,494) (50,905) 7.6% 5.1% Tax expenses (6,619) (7 ,031) (8 ,011) (5.9%) (12.2%) 747 550 528 35.8% 4.2% Share of profit or (loss) in associates and jointly controling entities Income before income tax and social contribution 30,608 30,582 35,679 0.1% (14.3%) Current income tax and social contribution (2,564) (4,539) (3,898) (43.5%) 16.4% Deferred income tax and social contribution (2,405) (2 ,818) (9 ,765) (14.7%) (71.1%) Net income 25,639 23,225 22,016 10.4% 5.5% Net income attributable to owners of the parent company 24,907 23,193 2 1,627 7.4% 7.2% Net income attributable to non-controling interests 732 32 389 2187.5%(91.8%) In the years ended December 31, 2018, 2017 and 2016, net income was impacted by non-recurring revenue. Further details in item 10.3. Income from financial operations The table below shows the main components of our income from financial operations for the years ended December 31, 2018, 2017 and 2016. Year ended on December 31 2018 2017 2016 Variation Variation (In millions of R$) 2018 - 2017 2017 - 2016 Central Bank compulsory deposits 5,063 7,201 6,920 (29.7%) 4.1% Interbank deposits 1 ,080 744 674 45.2% 10.4% Securities purchased under agreements to resell 1 7,365 25,711 3 4,162 (32.5%) (24.7%) Financial assets at fair value through profit or loss 22,853 2 2,938 2 3,641 (0.4%) (3.0%) Financial assets at fair value through other comprehensive income 9 ,194 8,886 11,160 3.5% (20.4%) Financial assets at amortized cost 2 ,614 3,017 3,822 (13.4%) (21.1%) Loan and lease operations 73,640 7 5,568 80,124 (2.6%) (5.7%) Other financial assets 1 ,368 1,576 1,902 (13.2%) (17.1%) Total 133,177 145,641 162,405 (8.6%) (10.3%) Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2018, average CDI dropped to 6.4% in 2018 from 9.9% in 2017. The Brazilian real depreciated by 17.1% against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In the year ended December 31, 2018, income from financial operations decreased 8.6% to R$133,177 million from R$145,641 million in the year ended December 31, 2017. This decrease is mainly due to the fall in interest on money market transactions, interest on compulsory deposits with the Central Bank, and interest on loan operations. In the year ended December 31, 2018, income from money market transactions decreased 32.5% to R$17,365 million from R$25,711 million in the year ended December 31, 2017. This decrease in income from money market transactions is mainly due to the drop in average interest rates. Income from compulsory deposits with the Central Bank decreased 29.7%, to R$5,063 million in the year ended December 31, 2018 from R$7,201 million in the year ended December 31, 2017. This was mainly driven by the Central Bank’s decision to reduce the compulsory deposit rate on demand deposits that became effective p.31For the Year Ended December 31 2018 2017 2016 Variation Variation (In millions of R$) 2018 - 2017 2017 - 2016 Banking Product 104,200 111,523 118,422 (6.6%) (5.8%) Interest, similar income and dividend 133,177 145,641 162,405 (8.6%) (10.3%) Interest and similar expenses (70,612) (78,330) (95,129) (9.9%) (17.7%) Adjustments to Fair Value of Financial Assets and Liabilities (4,834) 4,181 7,066 (215.6%) (40.8%) Foreign exchange results and exchange variations on transactions 2,974 (250) 5,513 (1289.6%) (104.5%) Banking service fees 36,809 34,448 3 1,918 6.9% 7.9% Income related to insurance and private pension operations before claim and selling 3 ,961 4,699 5,265 (15.7%) (10.8%) expenses, net of reinsurance Income related to insurance and private pension, net of reinsurance 24,097 2 6,876 2 4,755 (10.3%) 8.6% Change in reserves for insurance and private pension (20,136) (22,177) (19,490) (9.2%) 13.8% Other income 2,725 1,134 1,384 140.3% (18.1%) Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) (51.4%) (13.9%) Expected Loss with Loan Operations and Lease Operations (10,587) (18,381) (22,466) (42.4%) (18.2%) Expected Loss with Other Financial Assets 1 ,633 (1,393) (404) (217.2%) 244.8% (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) 3.0% (19.7%) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 9 4,067 3.8% (3.7%) Other operating income (expenses) (63,410) (59,975) (58,388) 5.7% 2.7% General and administrative expenses (57,538) (53,494) (50,905) 7.6% 5.1% Tax expenses (6,619) (7 ,031) (8 ,011) (5.9%) (12.2%) 747 550 528 35.8% 4.2% Share of profit or (loss) in associates and jointly controling entities Income before income tax and social contribution 30,608 30,582 35,679 0.1% (14.3%) Current income tax and social contribution (2,564) (4,539) (3,898) (43.5%) 16.4% Deferred income tax and social contribution (2,405) (2 ,818) (9 ,765) (14.7%) (71.1%) Net income 25,639 23,225 22,016 10.4% 5.5% Net income attributable to owners of the parent company 24,907 23,193 2 1,627 7.4% 7.2% Net income attributable to non-controling interests 732 32 389 2187.5%(91.8%) In the years ended December 31, 2018, 2017 and 2016, net income was impacted by non-recurring revenue. Further details in item 10.3. Income from financial operations The table below shows the main components of our income from financial operations for the years ended December 31, 2018, 2017 and 2016. Year ended on December 31 2018 2017 2016 Variation Variation (In millions of R$) 2018 - 2017 2017 - 2016 Central Bank compulsory deposits 5,063 7,201 6,920 (29.7%) 4.1% Interbank deposits 1 ,080 744 674 45.2% 10.4% Securities purchased under agreements to resell 1 7,365 25,711 3 4,162 (32.5%) (24.7%) Financial assets at fair value through profit or loss 22,853 2 2,938 2 3,641 (0.4%) (3.0%) Financial assets at fair value through other comprehensive income 9 ,194 8,886 11,160 3.5% (20.4%) Financial assets at amortized cost 2 ,614 3,017 3,822 (13.4%) (21.1%) Loan and lease operations 73,640 7 5,568 80,124 (2.6%) (5.7%) Other financial assets 1 ,368 1,576 1,902 (13.2%) (17.1%) Total 133,177 145,641 162,405 (8.6%) (10.3%) Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2018, average CDI dropped to 6.4% in 2018 from 9.9% in 2017. The Brazilian real depreciated by 17.1% against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In the year ended December 31, 2018, income from financial operations decreased 8.6% to R$133,177 million from R$145,641 million in the year ended December 31, 2017. This decrease is mainly due to the fall in interest on money market transactions, interest on compulsory deposits with the Central Bank, and interest on loan operations. In the year ended December 31, 2018, income from money market transactions decreased 32.5% to R$17,365 million from R$25,711 million in the year ended December 31, 2017. This decrease in income from money market transactions is mainly due to the drop in average interest rates. Income from compulsory deposits with the Central Bank decreased 29.7%, to R$5,063 million in the year ended December 31, 2018 from R$7,201 million in the year ended December 31, 2017. This was mainly driven by the Central Bank’s decision to reduce the compulsory deposit rate on demand deposits that became effective p.31 in April 2018. Additionally, the drop in the average interest rates contributed to reduce the income from compulsory deposits with the Central Bank. In the year ended December 31, 2018, income from loan operations decreased 2.6% to R$73,640 million from R$75,568 million in the year ended December 31, 2017. The decrease in interest on loan operations was mainly driven by the drop in average interest rates. Income from financial operations decreased by 10.3% to R$145,641 million in the year ended December 31, 2017 from R$162,405 million for the year ended December 31, 2016, a R$16,764 million decrease. This decrease was mainly driven by the fall in interest on money market transactions, loan operations and financial assets at fair value through other comprehensive income. This decrease was driven by the fall in the CDI rate, which fell to 9.9% in 2017 from 14.0% in 2016. Income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million in the year ended December 31, 2017 from R$6,920 million year-on-year. This increase was due to a growth in the related balance. On December 31, 2017, compulsory deposits were R$98,837 million compared to R$85,700 million on December 31, 2016. Expenses on financial operations The table below describes the main components of our expenses on financial operations in 2018, 2017 and 2016. Year ended December 31 2018 2017 2016 Variation Variation 2018 - 2017 2017 - 2016 (Em milhões de R$) Deposits (17,484) (13,340) (14,701) 31.1% (9.3%) Securities sold under repurchase agreements (20,889) (33,087) (45,935) (36.9%) (28.0%) Interbank market debt (13,587) (10,059) (8 ,347) 35.1% 20.5% Institutional market debt (6,773) (6 ,852) (8 ,249) (1.2%) (16.9%) Financial expense from technical services for insurance and private pension (11,815) (14,918) (17,790) (20.8%) (16.1%) Other (64) (74) (107) (13.5%) (30.8%) Total (70,612) (78,330) (95,129) (9.9%) (17.7%) Expenses on financial operations decreased by 9.9%, to R$70,612 million in 2018 from R$78,330 million in the year ended December 31, 2017, mainly due to lower costs of deposits received under repurchase agreements, which are mainly related to the CDI rate drop in 2018. In the year ended December 31, 2017, the costs of deposits received under repurchase agreements recorded a 36.9% decrease to R$20.889 in the year ended December 31, 2018 from R$33,087 million in the year ended December 31, 2017. We also recorded lower financial expenses on insurance and pension plan technical provisions, where the impact of the fall in average rates outweighted the balance growth. In the year ended December 31, 2018, financial expenses on insurance and pension plan technical provisions decreased 20.8% to R$11,815 million from R$14,918 million in the year ended December 31, 2017. Expenses on financial operations decreased by 17.7%, to R$78,330 million in 2017 from R$95,129 million in the year ended December 31, 2016, mainly driven by lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both mainly related to the CDI rate fall in 2017. In the year ended December 31, 2016, the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,087 in the year ended December 31, 2017 from R$45.935 million in the year ended December 31, 2016. We also recorded a fall in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates outweighted the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million in the year ended December 31,.2016. Adjustment to fair value of financial assets and liabilities In the year ended December 31, 2018, the adjustment to fair value of financial assets and liabilities totaled a R$4,834 million loss from the R$4,181 gain in the year ended December 31, 2017. This decrease is mainly driven by the lower gain on financial assets at fair value through income and derivatives. p.32in April 2018. Additionally, the drop in the average interest rates contributed to reduce the income from compulsory deposits with the Central Bank. In the year ended December 31, 2018, income from loan operations decreased 2.6% to R$73,640 million from R$75,568 million in the year ended December 31, 2017. The decrease in interest on loan operations was mainly driven by the drop in average interest rates. Income from financial operations decreased by 10.3% to R$145,641 million in the year ended December 31, 2017 from R$162,405 million for the year ended December 31, 2016, a R$16,764 million decrease. This decrease was mainly driven by the fall in interest on money market transactions, loan operations and financial assets at fair value through other comprehensive income. This decrease was driven by the fall in the CDI rate, which fell to 9.9% in 2017 from 14.0% in 2016. Income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million in the year ended December 31, 2017 from R$6,920 million year-on-year. This increase was due to a growth in the related balance. On December 31, 2017, compulsory deposits were R$98,837 million compared to R$85,700 million on December 31, 2016. Expenses on financial operations The table below describes the main components of our expenses on financial operations in 2018, 2017 and 2016. Year ended December 31 2018 2017 2016 Variation Variation 2018 - 2017 2017 - 2016 (Em milhões de R$) Deposits (17,484) (13,340) (14,701) 31.1% (9.3%) Securities sold under repurchase agreements (20,889) (33,087) (45,935) (36.9%) (28.0%) Interbank market debt (13,587) (10,059) (8 ,347) 35.1% 20.5% Institutional market debt (6,773) (6 ,852) (8 ,249) (1.2%) (16.9%) Financial expense from technical services for insurance and private pension (11,815) (14,918) (17,790) (20.8%) (16.1%) Other (64) (74) (107) (13.5%) (30.8%) Total (70,612) (78,330) (95,129) (9.9%) (17.7%) Expenses on financial operations decreased by 9.9%, to R$70,612 million in 2018 from R$78,330 million in the year ended December 31, 2017, mainly due to lower costs of deposits received under repurchase agreements, which are mainly related to the CDI rate drop in 2018. In the year ended December 31, 2017, the costs of deposits received under repurchase agreements recorded a 36.9% decrease to R$20.889 in the year ended December 31, 2018 from R$33,087 million in the year ended December 31, 2017. We also recorded lower financial expenses on insurance and pension plan technical provisions, where the impact of the fall in average rates outweighted the balance growth. In the year ended December 31, 2018, financial expenses on insurance and pension plan technical provisions decreased 20.8% to R$11,815 million from R$14,918 million in the year ended December 31, 2017. Expenses on financial operations decreased by 17.7%, to R$78,330 million in 2017 from R$95,129 million in the year ended December 31, 2016, mainly driven by lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both mainly related to the CDI rate fall in 2017. In the year ended December 31, 2016, the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,087 in the year ended December 31, 2017 from R$45.935 million in the year ended December 31, 2016. We also recorded a fall in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates outweighted the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million in the year ended December 31,.2016. Adjustment to fair value of financial assets and liabilities In the year ended December 31, 2018, the adjustment to fair value of financial assets and liabilities totaled a R$4,834 million loss from the R$4,181 gain in the year ended December 31, 2017. This decrease is mainly driven by the lower gain on financial assets at fair value through income and derivatives. p.32

In the year ended December 31, 2017, net gain from the adjustment to fair value of financial assets and liabilities totaled R$4,181 million, a reduction of 40.8% from the year ended December 31, 2016. This decrease is mainly driven by lower gains from derivatives. Foreign exchange results and exchange variations on transactions Total gains on foreign exchange results and exchange variations on transactions abroad were R$2,974 million in 2018 versus a loss of R$250 million in 2017 and a gain of R$5,513 million in 2016. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 17.1% depreciation of the Brazilian real against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In 2016, the Brazilian real appreciated 16.5%. Banking service fees Banking service fees refer to the total revenues earned on the provision of services of current accounts, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2018, the R$2,361 million increase in banking service fees was mainly driven by: (i) fund management services driven by a higher volume of managed funds and portfolios; (ii) revenue from credit and debit card services driven by an increase in transacted amount, which, in turn, caused an increase in interchange income and income from annual card fees; and (iii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue from credit card services due to a higher transacted amount, which, in turn, caused the increase in interchange income and income from annual credit card fees; (ii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services; and (iii) fund management services driven bya higher volume of managed funds and portfolios. Results from insurance, pension plan and capitalization operations Results from insurance, pension plans and capitalization operations before claims and selling expenses, net of reinsurance, fell R$738 million, reaching R$3,961 million in the year ended December 31, 2018 from R$4,699 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our results from insurance operations since this portfolio is in run-off; (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017, and (iii) exemption from the front-load fee for pension plan beginning September 2018. These events caused the decreases in revenue from insurance premiums to be higher than the changes in reserves for insurance and private pension. Results from insurance, pension plan and capitalization operations before claims and selling expenses decreased R$566 million, reaching R$4,699 million in the year ended December 31, 2017 from R$5,265 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused changes in the insurance provisions to be higher than the increases in revenue from insurance premiums. Other income In 2018, other income increased R$1,591 million from 2017, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017. Other income in 2017 decreased R$250 million from 2016, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017, which were partially offset by gains from the sale of IRB shares announced to the market on July 28, 2017. Expected loss on loan and lease operations In the year ended December 31, 2018, Expected loss on loan and lease operations decreased 42.4%, to R$10,587 million in 2018 from R$18,381 million in the year ended in December 31, 2017, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates. p.33In the year ended December 31, 2017, net gain from the adjustment to fair value of financial assets and liabilities totaled R$4,181 million, a reduction of 40.8% from the year ended December 31, 2016. This decrease is mainly driven by lower gains from derivatives. Foreign exchange results and exchange variations on transactions Total gains on foreign exchange results and exchange variations on transactions abroad were R$2,974 million in 2018 versus a loss of R$250 million in 2017 and a gain of R$5,513 million in 2016. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 17.1% depreciation of the Brazilian real against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In 2016, the Brazilian real appreciated 16.5%. Banking service fees Banking service fees refer to the total revenues earned on the provision of services of current accounts, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2018, the R$2,361 million increase in banking service fees was mainly driven by: (i) fund management services driven by a higher volume of managed funds and portfolios; (ii) revenue from credit and debit card services driven by an increase in transacted amount, which, in turn, caused an increase in interchange income and income from annual card fees; and (iii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue from credit card services due to a higher transacted amount, which, in turn, caused the increase in interchange income and income from annual credit card fees; (ii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services; and (iii) fund management services driven bya higher volume of managed funds and portfolios. Results from insurance, pension plan and capitalization operations Results from insurance, pension plans and capitalization operations before claims and selling expenses, net of reinsurance, fell R$738 million, reaching R$3,961 million in the year ended December 31, 2018 from R$4,699 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our results from insurance operations since this portfolio is in run-off; (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017, and (iii) exemption from the front-load fee for pension plan beginning September 2018. These events caused the decreases in revenue from insurance premiums to be higher than the changes in reserves for insurance and private pension. Results from insurance, pension plan and capitalization operations before claims and selling expenses decreased R$566 million, reaching R$4,699 million in the year ended December 31, 2017 from R$5,265 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused changes in the insurance provisions to be higher than the increases in revenue from insurance premiums. Other income In 2018, other income increased R$1,591 million from 2017, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017. Other income in 2017 decreased R$250 million from 2016, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017, which were partially offset by gains from the sale of IRB shares announced to the market on July 28, 2017. Expected loss on loan and lease operations In the year ended December 31, 2018, Expected loss on loan and lease operations decreased 42.4%, to R$10,587 million in 2018 from R$18,381 million in the year ended in December 31, 2017, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates. p.33

In the year ended December 31, 2017, expected loss on loan and lease operations decreased 18.2%, reaching R$18,381 million in 2017 from R$22,466 million in the year ended in December 31, 2016, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates. These decreases were partially offset by increases in expected loss in Latin America, mainly in Chile and Colombia, due to the rise in default rates in these countries. Expected (loss) on other financial assets In the year ended December 31, 2018, expected loss on other financial assets posted a R$3,026 reversal, to a gain of R$1,633 million in 2018 from a loss of R$1,393 in the year ended December 31, 2017. This reversal is mainly due to an upgrade in the risk rating of some corporate clients. In the year ended December 31, 2017, expected loss on other financial assets posted a R$989 increase, to a loss of R$1,393 million in 2017 from a loss of R$404 in the year ended December 31, 2016. (Expenses) Recovery of claims, net of reinsurance In 2018, claims expenses, net of reinsurance, increased R$36 million from the same period of the previous year. In 2017, claims expenses, net of reinsurance, decreased R$293 million from the same period of the previous year. The decrease in claims expenses were driven by (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our claims expenses since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio mainly distributed by brokers beginning on April 1, 2017. General and administrative expenses The table below describes the main components of general and administrative expenses in 2018, 2017 and 2016. Variation Year ended December 31 General and administrative expenses 2018 2017 2016 2018 - 2017 2017 - 2016 (In millions of R$, except for percentages) Personnel expenses (24,846) (23,276) (22,360) (1,570) 6.7% (9 16) 4.1% Administrative expenses (17,268) (16,289) (15,959) (979) 6.0% (3 30) 2.1% Depreciation and Amortization (3,332) (3,034) (2,995) (298) 9.8% (39) 1.3% Other expenses (12,092) (10,895) (9,591) (1,197) 11.0% (1,304) 13.6% Total (57,538) (53,494) (50,905) (4,044) 7.6% (2,589) 5.1% We kept a strict control on costs, which offset a potential increase in costs (arising from operation growth, rises in salaries and benefits resulting from the collective bargaining agreement, and the impact of inflation on our administrative costs) and generated efficiency gains. General and administrative expenses increased R$ 4,044 million in 2018, or 7.6% from 2017.This increase was driven by strengthening the sales team in acquiring and insurance business, integration of Citibank’s operations acquired and higher expenses in Latin America (ex-Brazil) General and administrative expenses increased R$2,589 million in 2017, or 5.1% compared to 2016. The number of employees increased 4.8% to 99,332 year-on-year, mainly due to: (i) hiring employees for the Retail Banking segment, related to the branch network; and (ii) acquiring Citibank’s retail operations in Brazil on October 31, 2017. Additionally, REDE strengthened its sales team to increase the reach of the sales force and improve the quality of its services. In 2018, personnel expenses increased R$1,570 million from 2017, mainly driven by the impact of the collective bargaining agreement negotiation and a higher number of employees by hiring (i) new insurance consultants, (ii) Rede sales representatives and (iii) professionals for the technology department to speed up our digital transformation process. In 2017, personnel expenses increased R$916 million from 2016, mainly driven by the impact of the collective bargaining agreement negotiation and higher number of employees. In 2018, administrative expenses increased R$979 million, or 6.0% compared to 2017, mainly due to the increase in expenses on third-party services and advertising, promotions and publication costs, mainly associated to media campaigns for the Soccer World Cup and the launch of Pop Credicard. In 2017, administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to increased costs associated with data p.34In the year ended December 31, 2017, expected loss on loan and lease operations decreased 18.2%, reaching R$18,381 million in 2017 from R$22,466 million in the year ended in December 31, 2016, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates. These decreases were partially offset by increases in expected loss in Latin America, mainly in Chile and Colombia, due to the rise in default rates in these countries. Expected (loss) on other financial assets In the year ended December 31, 2018, expected loss on other financial assets posted a R$3,026 reversal, to a gain of R$1,633 million in 2018 from a loss of R$1,393 in the year ended December 31, 2017. This reversal is mainly due to an upgrade in the risk rating of some corporate clients. In the year ended December 31, 2017, expected loss on other financial assets posted a R$989 increase, to a loss of R$1,393 million in 2017 from a loss of R$404 in the year ended December 31, 2016. (Expenses) Recovery of claims, net of reinsurance In 2018, claims expenses, net of reinsurance, increased R$36 million from the same period of the previous year. In 2017, claims expenses, net of reinsurance, decreased R$293 million from the same period of the previous year. The decrease in claims expenses were driven by (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our claims expenses since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio mainly distributed by brokers beginning on April 1, 2017. General and administrative expenses The table below describes the main components of general and administrative expenses in 2018, 2017 and 2016. Variation Year ended December 31 General and administrative expenses 2018 2017 2016 2018 - 2017 2017 - 2016 (In millions of R$, except for percentages) Personnel expenses (24,846) (23,276) (22,360) (1,570) 6.7% (9 16) 4.1% Administrative expenses (17,268) (16,289) (15,959) (979) 6.0% (3 30) 2.1% Depreciation and Amortization (3,332) (3,034) (2,995) (298) 9.8% (39) 1.3% Other expenses (12,092) (10,895) (9,591) (1,197) 11.0% (1,304) 13.6% Total (57,538) (53,494) (50,905) (4,044) 7.6% (2,589) 5.1% We kept a strict control on costs, which offset a potential increase in costs (arising from operation growth, rises in salaries and benefits resulting from the collective bargaining agreement, and the impact of inflation on our administrative costs) and generated efficiency gains. General and administrative expenses increased R$ 4,044 million in 2018, or 7.6% from 2017.This increase was driven by strengthening the sales team in acquiring and insurance business, integration of Citibank’s operations acquired and higher expenses in Latin America (ex-Brazil) General and administrative expenses increased R$2,589 million in 2017, or 5.1% compared to 2016. The number of employees increased 4.8% to 99,332 year-on-year, mainly due to: (i) hiring employees for the Retail Banking segment, related to the branch network; and (ii) acquiring Citibank’s retail operations in Brazil on October 31, 2017. Additionally, REDE strengthened its sales team to increase the reach of the sales force and improve the quality of its services. In 2018, personnel expenses increased R$1,570 million from 2017, mainly driven by the impact of the collective bargaining agreement negotiation and a higher number of employees by hiring (i) new insurance consultants, (ii) Rede sales representatives and (iii) professionals for the technology department to speed up our digital transformation process. In 2017, personnel expenses increased R$916 million from 2016, mainly driven by the impact of the collective bargaining agreement negotiation and higher number of employees. In 2018, administrative expenses increased R$979 million, or 6.0% compared to 2017, mainly due to the increase in expenses on third-party services and advertising, promotions and publication costs, mainly associated to media campaigns for the Soccer World Cup and the launch of Pop Credicard. In 2017, administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to increased costs associated with data p.34 processing, telecommunications, advertising, promotions, and publication, consisting mainly of media campaigns. These increased expenses were driven by the organic growth of our operations and the impact of inflation on most of our contracts and costs in 2017.

In 2018, other expenses increased R$1,197 million, or 11.0% from 2017. In 2017, other expenses increased R$1,304 million, or 13.6%, mainly due to higher expenses on credit cards and Citibank's integration.

Tax expenses

In the year ended December 31, 2018, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 5.9%, to R$6,619 million from R$7,031 million year-on-year, mainly driven by lower taxable revenue.

In the year ended December 31, 2017, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 12.2%, to R$7,031 million from R$8.011 million year-on-year, mainly driven by taxable revenue.

Equity in the earnings of associates and jointly-controlled entities

In the year ended December 31, 2018, equity in the earnings of associates and jointly-controlled entities increased 35.8%, to R$747 million from R$550 million in 2017. The acquisition of 49.9% of total capital and of 30.1% of voting capital of XP Investimentos S.A. contributed to this increased result of investments in associates.

In the year ended December 31, 2017, equity in the earnings of associates and jointly-controlled entities increased 4.2%, to R$550 million from R$528 million in 2016. This R$22 million growth was mainly driven by the increased result of investments in associates.

Income before income tax and social contribution

In the year ended December 31, 2018, income before income tax and social contribution increased 0.1%, to R$30,608 million from R$30,582 million in 2017.

In the year ended December 31, 2017, income before income tax and social contribution decreased 14.3%, to R$30,582 million from R$35.679 million in 2016.

Income tax and social contribution

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31				
	2018	2017	2016	Variation 2018 - 2017	Variation 2017 - 2016
	(In millions of R$)				
Income before income tax and social contribution	**30,608**	**30,582**	**35,679**	**0.1%**	**-14.3%**
Charges (income tax and social contribution) at the rates in effect	(13,774)	(13,762)	(16,057)	0.1%	-14.3%
Increase/ decrease in income tax and social contribution charges arising from:					
Share of profit or(loss) of associates and joint ventures net	147	169	165	-13.0%	2.4%
Foreign exchange variation on investments abroad	4,381	397	(4,313)	1003.5%	-109.2%
Interest on capital	3,791	3,873	3,617	-2.1%	7.1%
Corporate reorganizations (Note 2.4 a IV)	628	628	628	0.0%	0.0%
Dividends and interest on external debt bonds	516	420	365	22.9%	15.1%
Other nondeductible expenses net of non taxable income (*)	1,747	3,736	11,697	-53.2%	-68.1%
Income tax and social contribution expenses	**(2,564)**	**(4,539)**	**(3,898)**	**-43.5%**	**16.4%**
Related to temporary differences					
Increase (reversal) for the period	(2,650)	(2,888)	(9,827)	-8.2%	-70.6%
Increase (reversal) of prior periods	245	70	62	250.0%	12.9%
(Expenses)/Income related to deferred taxes	**(2,405)**	**(2,818)**	**(9,765)**	**-14.7%**	**-71.1%**
Total income tax and social contribution expenses	**(4,969)**	**(7,357)**	**(13,663)**	**-32.5%**	**-46.2%**

(*) Includes temporary (additions) and exclusion

Total tax on income is composed of current and deferred income tax. Certain amounts of income and expenses are recognized in the statement of income but do not affect our taxable basis, but, on the other hand, certain amounts are treated as taxable income or deductible expenses upon calculation of taxes on income, without affecting the statement of income. These items are known as "permanent differences." For Brazilian tax purposes, exchange rate gains and losses on investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss. They rather are permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities

p.35

or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible in accordance with Brazilian tax legislation.

In the year ended December 31, 2018, income tax and social contribution totaled an expense of R$4,969 million, compared to an expense of R$7,357 million in 2017. This decrease in income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are).

In the year ended December 31, 2017, income tax and social contribution totaled an expense of R$7,357 million compared to an expense of R$13,663 million in 2016. The decrease in the income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are).

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant

In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company.

The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention.

Banking portfolio	Exposure	12/31/2018 (*)			12/31/2017 (*)			12/31/2016 (*)		
		Scenarios			Scenarios			Scenarios		
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(193)	(18,277)	(56,547)	(677)	(181,412)	(293,515)	(955)	(228,625)	(435,116)
Foreign exchange coupons	Rates of currency coupons	30	(8,951)	(31,199)	(464)	(38,269)	(79,140)	46	(1,951)	(4,175)
Foreign currencies	Exchange variation rates	(5,015)	(185,640)	(451,796)	1,720	126,269	392,106	2,914	(17,787)	(5,666)
Price indices	Rates of price index coupons	(494)	(19,537)	(41,174)	(586)	(44,720)	(82,604)	(169)	(22,931)	(48,586)
Reference rate	Rates of TR coupons	-	-	(1)	-	(1)	(1)	-	(6)	(11)
Shares	Share price	540	(23,026)	45,451	168	(1,885)	(30,632)	(377)	(30,311)	(120,993)
Others	Exposures that do not fall under the definitions above	(1)	(2,542)	(8,098)	8	1,238	2,671	(13)	(314)	549
TOTAL		(5,133)	(257,973)	(543,364)	169	(138,780)	(91,115)	1,446	(301,925)	(613,998)

(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company's balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines.

Trading and banking portfolios	Exposure	12/31/2018 (*)			12/31/2017 (*)			12/31/2016 (*)		
		Scenarios			Scenarios			Scenarios		
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(7,935)	(1,305,886)	(2,582,531)	(8,313)	(1,653,629)	(3,179,360)	(7,345)	(2,057,375)	(3,995,498)
Foreign exchange coupons	Rates of currency coupons	(1,595)	(245,172)	(477,888)	(1,759)	(264,749)	(505,366)	(2,464)	(337,588)	(634,962)
Foreign currencies	Exchange variation rates	(5,308)	(198,514)	(476,063)	1,832	123,518	387,645	3,013	(45,554)	(67,157)
Price indices	Rates of price index coupons	(606)	(58,746)	(124,841)	(3,198)	(251,703)	(474,026)	(1,450)	(84,699)	(341,304)
Reference rate	Rates of TR coupons	446	(96,086)	(227,634)	479	(121,136)	(307,836)	615	(160,773)	(375,571)
Shares	Share price	4,388	(117,695)	(143,886)	4,569	(110,354)	(244,940)	4,056	(139,583)	(339,535)
Others	Exposures that do not fall under the definitions above	63	6,282	11,175	(4)	7,521	16,726	(27)	(523)	625
TOTAL		(10,547)	(2,015,817)	(4,021,668)	(6,394)	(2,270,532)	(4,307,157)	(3,602)	(2,826,095)	(5,753,402)

(*) Amounts net of tax effects.

p.36

For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors. Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2018, total average Value at Risk (VaR) amounted to R$399.3 million, or 0.26% of total stockholders’ equity (for the whole of 2017 it was R$409.9 million, or 0.28%, of total stockholders’ equity. The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to the exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 32 – Management of financial risks. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies of Latin America countries. The proceeds of these financial operations are usually invested in loans and purchases of dollar-linked securities. The information below was prepared on a consolidated basis, eliminating transactions between related parties. Investments abroad, eliminated when we consolidate accounting information, totaled R$79.8 billion on December 31, 2017, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. p.37 For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors. Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2018, total average Value at Risk (VaR) amounted to R$399.3 million, or 0.26% of total stockholders’ equity (for the whole of 2017 it was R$409.9 million, or 0.28%, of total stockholders’ equity. The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to the exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 32 – Management of financial risks. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies of Latin America countries. The proceeds of these financial operations are usually invested in loans and purchases of dollar-linked securities. The information below was prepared on a consolidated basis, eliminating transactions between related parties. Investments abroad, eliminated when we consolidate accounting information, totaled R$79.8 billion on December 31, 2017, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. p.37

R$ million As of December 31, 2018 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) foreign currency currency indexed to foreign currency of total (In millions of R$, except percentages) Assets 1 ,175,796 3 41,981 3 5,020 1 ,552,797 2 4.3 Cash 8 ,168 2 6,851 2 ,140 3 7,159 7 8.0 Compulsory deposits in the Central Bank of Brazil 9 4,148 - - 9 4,148 - At Amortized Cost 7 26,116 2 42,699 2 5,944 9 94,759 2 7.0 Interbank deposits 6 ,234 2 0,186 - 2 6,420 7 6.4 Securities purchased under agreements to resell 2 79,353 783 - 2 80,136 0 .3 Securities 8 5,833 2 4,562 - 1 10,395 2 2.2 Loan operations and lease operations portfolio 3 30,705 1 90,755 1 4,631 5 36,091 3 8.3 Other financial assets 5 0,341 1 3,215 1 1,534 7 5,090 3 3.0 (-) Provision for Expected Loss (26,350) (6,802) (221) (33,373) 2 1.0 At Fair Value Through Other Comprehensive Income 1 4,055 3 4,467 801 4 9,323 7 1.5 Securities 1 4,055 3 4,467 801 4 9,323 7 1.5 At Fair Value Through Profit or Loss 2 58,242 2 2,636 5 ,768 2 86,646 9 .9 Securities 2 48,921 1 1,017 3 ,242 2 63,180 5 .4 Derivatives 9 ,321 1 1,619 2 ,526 2 3,466 6 0.3 Investments in associates and jointly controlling entities 1 2,016 3 - 1 2,019 0 .0 Fixed assets, net 6 ,339 963 - 7 ,302 1 3.2 Goodwill and Intangible assets, net 9 ,097 1 0,232 - 1 9,329 5 2.9 Tax assets 4 0,390 2 ,440 - 4 2,830 5 .7 Other assets 7 ,225 1 ,690 367 9 ,282 2 2.2 Percentage of total assets 7 5.7 2 2.0 2 .3 1 00.0 Liabilities and Stockholders’ Equity 1 ,197,151 3 37,900 1 7,746 1 ,552,797 2 2.9 At Amortized Cost 7 86,610 3 21,178 1 1,946 1 ,119,734 2 9.8 Deposits 3 06,696 1 56,267 461 4 63,424 3 3.8 Securities sold under repurchase agreements 2 99,253 3 0,984 0 3 30,237 9 .4 Interbank market debt 8 7,235 4 6,503 932 1 34,670 3 5.2 Institutional market debt 7 ,700 8 1,282 4 ,992 9 3,974 9 1.8 Other financial liabilities 8 5,727 6 ,142 5 ,560 9 7,429 1 2.0 At Fair Value Through Profit or Loss 1 6,747 9 ,763 1 ,201 2 7,711 3 9.6 Derivatives 1 6,747 9 ,571 1 ,201 2 7,519 3 9.1 Structured notes - 192 - 192 1 00.0 Provision for Expected Loss 3 ,237 436 119 3 ,792 1 4.6 Loan Commitments 2 ,285 311 5 2 ,601 1 2.1 Financial Guarantees 952 125 114 1 ,191 2 0.1 Reserves for insurance and private pension 2 00,966 221 - 2 01,187 0 .1 Provisions 1 8,405 208 (0) 1 8,613 1 .1 Tax liabilities 4 ,042 1 ,242 (0) 5 ,284 2 3.5 Other liabilities 1 6,678 4 ,852 4 ,480 2 6,010 3 5.9 Non-controlling interests 1 3,684 - - 1 3,684 - Total stockholders’ equity attributed to the owners of the parent company 1 36,782 - - 1 36,782 - Percentage of total liabilities and stockholders’ equity 7 7.1 2 1.8 1 .1 1 00.0 (1) Predominantly U.S. dollar. p.38R$ million As of December 31, 2018 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) foreign currency currency indexed to foreign currency of total (In millions of R$, except percentages) Assets 1 ,175,796 3 41,981 3 5,020 1 ,552,797 2 4.3 Cash 8 ,168 2 6,851 2 ,140 3 7,159 7 8.0 Compulsory deposits in the Central Bank of Brazil 9 4,148 - - 9 4,148 - At Amortized Cost 7 26,116 2 42,699 2 5,944 9 94,759 2 7.0 Interbank deposits 6 ,234 2 0,186 - 2 6,420 7 6.4 Securities purchased under agreements to resell 2 79,353 783 - 2 80,136 0 .3 Securities 8 5,833 2 4,562 - 1 10,395 2 2.2 Loan operations and lease operations portfolio 3 30,705 1 90,755 1 4,631 5 36,091 3 8.3 Other financial assets 5 0,341 1 3,215 1 1,534 7 5,090 3 3.0 (-) Provision for Expected Loss (26,350) (6,802) (221) (33,373) 2 1.0 At Fair Value Through Other Comprehensive Income 1 4,055 3 4,467 801 4 9,323 7 1.5 Securities 1 4,055 3 4,467 801 4 9,323 7 1.5 At Fair Value Through Profit or Loss 2 58,242 2 2,636 5 ,768 2 86,646 9 .9 Securities 2 48,921 1 1,017 3 ,242 2 63,180 5 .4 Derivatives 9 ,321 1 1,619 2 ,526 2 3,466 6 0.3 Investments in associates and jointly controlling entities 1 2,016 3 - 1 2,019 0 ..0 Fixed assets, net 6 ,339 963 - 7 ,302 1 3.2 Goodwill and Intangible assets, net 9 ,097 1 0,232 - 1 9,329 5 2.9 Tax assets 4 0,390 2 ,440 - 4 2,830 5 .7 Other assets 7 ,225 1 ,690 367 9 ,282 2 2.2 Percentage of total assets 7 5.7 2 2.0 2 .3 1 00.0 Liabilities and Stockholders’ Equity 1 ,197,151 3 37,900 1 7,746 1 ,552,797 2 2.9 At Amortized Cost 7 86,610 3 21,178 1 1,946 1 ,119,734 2 9.8 Deposits 3 06,696 1 56,267 461 4 63,424 3 3.8 Securities sold under repurchase agreements 2 99,253 3 0,984 0 3 30,237 9 .4 Interbank market debt 8 7,235 4 6,503 932 1 34,670 3 5.2 Institutional market debt 7 ,700 8 1,282 4 ,992 9 3,974 9 1.8 Other financial liabilities 8 5,727 6 ,142 5 ,560 9 7,429 1 2.0 At Fair Value Through Profit or Loss 1 6,747 9 ,763 1 ,201 2 7,711 3 9.6 Derivatives 1 6,747 9 ,571 1 ,201 2 7,519 3 9.1 Structured notes - 192 - 192 1 00.0 Provision for Expected Loss 3 ,237 436 119 3 ,792 1 4.6 Loan Commitments 2 ,285 311 5 2 ,601 1 2.1 Financial Guarantees 952 125 114 1 ,191 2 0.1 Reserves for insurance and private pension 2 00,966 221 - 2 01,187 0 .1 Provisions 1 8,405 208 (0) 1 8,613 1 .1 Tax liabilities 4 ,042 1 ,242 (0) 5 ,284 2 3.5 Other liabilities 1 6,678 4 ,852 4 ,480 2 6,010 3 5.9 Non-controlling interests 1 3,684 - - 1 3,684 - Total stockholders’ equity attributed to the owners of the parent company 1 36,782 - - 1 36,782 - Percentage of total liabilities and stockholders’ equity 7 7.1 2 1.8 1 .1 1 00.0 (1) Predominantly U.S. dollar. p.38

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of Results per Segment The current business segments of Itaú Unibanco are described below: ü Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies. Retail Banking comprises banking products and services offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, real estate loans, insurance, pension plan and premium bond products and acquiring services, among others. ü Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and to institutional clients. ü Activities with the Market + Funding: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro. b) incorporation, acquisition or disposal of ownership interest Itaú CorpBanca In April 2016, the merger between Banco Itaú Chile and CorpBanca was completed and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$ 114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercing put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others, for the acquisition of 49.9% of the total capital stock (representing 30.06% of voting shares) of XP Investimentos S.A., the holding company that consolidates all investments of the XP group, including XP p.3910.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of Results per Segment The current business segments of Itaú Unibanco are described below: ü Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies. Retail Banking comprises banking products and services offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, real estate loans, insurance, pension plan and premium bond products and acquiring services, among others. ü Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and to institutional clients. ü Activities with the Market + Funding: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro. b) incorporation, acquisition or disposal of ownership interest Itaú CorpBanca In April 2016, the merger between Banco Itaú Chile and CorpBanca was completed and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$ 114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercing put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others, for the acquisition of 49.9% of the total capital stock (representing 30.06% of voting shares) of XP Investimentos S.A., the holding company that consolidates all investments of the XP group, including XP p.39

Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or in the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A. shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments.XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian antitrust agency, and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option. In August 2018, we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two of seven members for the Board of Directors of XP Investimentos S.A. Subject to the approval from the Central Bank of Brazil, Itaú Unibanco S.A. is committed to acquiring, in 2022, additional 12.5% of XP Investimentos S.A. capital stock, thus increasing its stockholding to 62.4% of XP Investimentos S.A. capital stock (representing 40.0% of voting shares), or “Second Acquisition”. The operation and management of all XP Group companies, including XP Investimentos, will remain independent, segregated and autonomous, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering its customers a diverse range of its own and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. 2017 Credit Intelligence Bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (gestora de inteligência de crédito). In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence burearu was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation, its control is shared by tockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of Group Life Insurance Business In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. Acquisition of Citibank Retail Business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. p.40Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or in the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A. shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments.XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian antitrust agency, and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option. In August 2018, we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two of seven members for the Board of Directors of XP Investimentos S.A. Subject to the approval from the Central Bank of Brazil, Itaú Unibanco S.A. is committed to acquiring, in 2022, additional 12.5% of XP Investimentos S.A. capital stock, thus increasing its stockholding to 62.4% of XP Investimentos S.A. capital stock (representing 40.0% of voting shares), or “Second Acquisition”. The operation and management of all XP Group companies, including XP Investimentos, will remain independent, segregated and autonomous, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering its customers a diverse range of its own and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. 2017 Credit Intelligence Bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (gestora de inteligência de crédito). In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence burearu was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation, its control is shared by tockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of Group Life Insurance Business In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. Acquisition of Citibank Retail Business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. p.40

On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. 2016 Acquisition of Recovery do Brasil Consultoria S.A. In March 2016, after obtaining the applicable regulatory authorizations, we completed the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were purchased from Banco BTG Pactual S.A. (BTG) and 7.14% from other stockholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG. Alliance with MasterCard in the payment solutions market in Brazil In May 2016, the Court of CADE approved, with certain restrictions, a seven-year agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard) to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance. Sale of Group Life Insurance Business In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we completed the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction p.41On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. 2016 Acquisition of Recovery do Brasil Consultoria S.A. In March 2016, after obtaining the applicable regulatory authorizations, we completed the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were purchased from Banco BTG Pactual S.A. (BTG) and 7.14% from other stockholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG. Alliance with MasterCard in the payment solutions market in Brazil In May 2016, the Court of CADE approved, with certain restrictions, a seven-year agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard) to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance. Sale of Group Life Insurance Business In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we completed the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction p.41 reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required applicable regulatory approvals and fulfilling certain conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado's total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and fulfilling certain conditions, we completed, through our subsidiary Rede, the acquisition of 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. ("ConectCar") from Odebrecht Transport S.A. for the amount of R$170 million. The remaining stake (50%) of ConectCar's capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., with its shareholders sharing the control of ConectCar.

c) Unusual events or operations

In 2018, 2017, and 2016 we noted the occurrence of the following non-recurring events, net of tax effects in the consolidated net income of Itaú Unibanco:

R$ million

	2018	2017	2016
Result - Attributale to Controlling Stockholders	**24,907**	**23,193**	**21,627**
Exclusion of the Non-Recurring Events	**175**	**496**	**251**
Provision Expenses for Citibank Integration	9	277	-
Disposal of IRB shares	-	(155)	-
Liability Adequacy Test	148	(74)	-
Provision for Civil Lawsuits	(97)	101	224
Tax Contingencies and Legal Liabilities	(1)	226	6
Impairment	112	152	181
Program for the Settlement or Installment Payment of Taxes	-	-	(14)
Pension Fund	-	-	(130)
Other	5	(31)	(18)
Recurring Result - Attributable to Controlling Stockholders	**25,082**	**23,689**	**21,878**

10.4. Executive officers should comment on:

a) Significant changes in accounting practices

In 2018, IFRS 9 – Financial Instruments was adopted replacing IAS 39 – Financial Instruments: Recognition and Measurement.

The main changes noted as a result of the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. The IFRS 9 criteria were retrospectively applied as of January 1, 2016, except for hedge accounting requirements to which IAS 39 will continue to be applied.

Additionally, the write-off policy for financial assets changed, in accordance with IAS 8, by aligning the financial asset recovery behavior with their economic performance.

Please see to our Complete Financial Statements (IFRS), Note 2 – Significant accounting policies, for further details on the policies changed.

In 2017 and 2016 there were no significant changes in the accounting policies.

p.42

b) Significant effects from changes in accounting practices In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2018, 2017 and 2016. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non- current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests General Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: · Maturity term: we consider the maximum contractual period on which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account upon calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly using relative and absolute triggers (indicators) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3c. The breakdown of the provision for expected credit losses is disclosed in Note 10. p.43b) Significant effects from changes in accounting practices In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2018, 2017 and 2016. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non- current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests General Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: · Maturity term: we consider the maximum contractual period on which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account upon calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly using relative and absolute triggers (indicators) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3c. The breakdown of the provision for expected credit losses is disclosed in Note 10. p.43

Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into account the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 28. The team in charge of pricing assets, following the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management´s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, p.44Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into account the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 28. The team in charge of pricing assets, following the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management´s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, p.44 morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary in order to comply with the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2018, 2017 and 2016, we did not identify impairment losses on goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for the future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV – Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V – Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. b) Other items that are not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 12/31/2018 12/31/2017 12/31/2016 Off balance sheet 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 Total Total Total days days days days days days days days days days days days Financial Guarantees 1,305 17,314 5,509 4 1,977 66,105 1,749 17,563 5,451 45,726 70,489 1 ,645 16,203 5 ,603 47,342 70,793 Commitments to be released 110,909 25,977 5 ,796 130,161 272,843 98,310 27,857 7 ,307 110,652 244,126 90,279 45,522 11,657 77,916 222,374 Letters of credit to be released 1 0,747 - - - 1 0,747 9,214 - - - 9,214 6 ,660 - - - 6,660 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 - 310 310 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 98,584 59,035 17,260 125,258 300,137 p.45morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary in order to comply with the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2018, 2017 and 2016, we did not identify impairment losses on goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for the future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV – Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V – Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. b) Other items that are not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 12/31/2018 12/31/2017 12/31/2016 Off balance sheet 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 Total Total Total days days days days days days days days days days days days Financial Guarantees 1,305 17,314 5,509 4 1,977 66,105 1,749 17,563 5,451 45,726 70,489 1 ,645 16,203 5 ,603 47,342 70,793 Commitments to be released 110,909 25,977 5 ,796 130,161 272,843 98,310 27,857 7 ,307 110,652 244,126 90,279 45,522 11,657 77,916 222,374 Letters of credit to be released 1 0,747 - - - 1 0,747 9,214 - - - 9,214 6 ,660 - - - 6,660 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 - 310 310 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 98,584 59,035 17,260 125,258 300,137 p.45

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II – Sources of investment financing III - Relevant divestitures in progress and expected divestitures At the end of 2018, we had 4,940 branches and points of service in Brazil and abroad, 41 units less than at the end of 2017, when our service network had 4,981 branches and points of service. The decrease in the number of brick and mortar branches and the increase in the number of digital branches is in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2018 with 195 digital branches in Brazil. At the end of 2017, we had 160 digital branches in Brazil. Additionally, we still have a relevant volume of investment in technology in 2018, with the purpose of renewing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. The expected investments and divestments, as well as those for 2018, are described in Item 10.3b. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services III – Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in research to develop new products and services Not applicable. p.4610.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II – Sources of investment financing III - Relevant divestitures in progress and expected divestitures At the end of 2018, we had 4,940 branches and points of service in Brazil and abroad, 41 units less than at the end of 2017, when our service network had 4,981 branches and points of service. The decrease in the number of brick and mortar branches and the increase in the number of digital branches is in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2018 with 195 digital branches in Brazil. At the end of 2017, we had 160 digital branches in Brazil. Additionally, we still have a relevant volume of investment in technology in 2018, with the purpose of renewing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. The expected investments and divestments, as well as those for 2018, are described in Item 10.3b. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services III – Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in research to develop new products and services Not applicable. p.46

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2018 are available on our website: www.itau.com.br\investor.relations Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according to Itaú Unibanco’s internal policy, which establishes rules, procedures and responsibilities of the bank’s departments in connection with related sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses) expenses on Advertising, Promotions and Publications totaled R$1,419 million in 2018, R$1,167 million in 2017 and R$1,036 million in 2016, respectively. p.4710.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2018 are available on our website: www.itau.com.br\investor.relations Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according to Itaú Unibanco’s internal policy, which establishes rules, procedures and responsibilities of the bank’s departments in connection with related sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses) expenses on Advertising, Promotions and Publications totaled R$1,419 million in 2018, R$1,167 million in 2017 and R$1,036 million in 2016, respectively. p.47

ATTACHMENT III

ITEMS 12.5 TO 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION 480/09

With respect to each Member of the Issuer's Board of Directors, which reelection will be proposed by the controlling stockholder, see the following information:

12.5. to 12.8 (with exception to item 12.5 "m")				
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Date of birth		10.20.1959	10.13.1954	09.01.1958
Profession		Banker	Engineer	Business administrator
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	014.414.218-07
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive director)	Co-chairman of the Board of Directors (Non-executive director)	Member of the Board of Directors (Non-executive director)
		Chairman of the Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee	Member of the Disclosure and Trading Committee
		Chairman of the Strategy Committee	Member of the Strategy Committee	Member of the Nomination and Corporate Governance Committee
		Chairman of the Personnel Committee	Chairman of the Compensation Committee	Member of the Personnel Committee
		Member of the Compensation Committee		Chairman of the Social Responsibility Committee
		Member of the Social Responsibility Committee		
Board of Directors (6 meetings)	Office held	Member	Member	Member
	Date of election	04.24.2019	04.24.2019	04.24.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	11	11	11
	Percentage of attendance at meetings held (3)	100	100	100
Compensation Committee (5) (4 meetings)	Office held	Member	Member	
	Date of election	04.25.2019	04.25.2019	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	9	2	
	Percentage of attendance at meetings held (3)	100	100	
Strategy Committee (4 meetings)	Office held	Member	Member	
	Date of election	04.25.2019	04.25.2019	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	10	10	
	Percentage of attendance at meetings held (3)	100	100	
Nomination and Corporate Governance Committee (3 meetings)	Office held	Member		Member
	Date of election	04.25.2019		04.25.2019
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	10		10
	Percentage of attendance at meetings held (3)	66,67		100
Personnel Committee (3 meetings)	Office held	Member		Member
	Date of election	04.25.2019		04.25.2019
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	10		4
	Percentage of attendance at meetings held (3)	100		100
Capital and Risk Management Committee (7 meetings)	Office held		Member	
	Date of election		04.25.2019	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		10	
	Percentage of attendance at meetings held (3)		100	
Social Responsibility Committee (4) (0 meetings)	Office held	Member		Member
	Date of election	04.25.2019		04.25.2019
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	0		0
	Percentage of attendance at meetings held (3)	-		-

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held;

(4) Social Responsibility Committee was set up on January 31, 2019;

(5) This Committee also has Mr. Geraldo Carbone as a non-management member.

p.48

12.5. to 12.8 (with exception to item 12.5 "m")			
Name		ANA LÚCIA DE MATTOS BARRETTO VILLELA	FÁBIO COLLETTI BARBOSA
Date of birth		10.25.1973	10.03.1954
Profession		Pedagogic Professional	Business administrator
Individual Taxpayer's Registry (CPF) number		066.530.828-06	771.733.258-20
Elected by the controlling stockholder		yes	yes
Independent Member (1)		não	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Non-executive director)	Member of the Board of Directors (Independent director)
		Member of Nomination and Corporate Governance Committee	Member of Strategy Committee
		Member of Personnel Committee	Member of Personnel Committee
		Member of Social Responsibility Committee	Chairman of the Related Parties Committee
			Member of Nomination and Corporate Governance Committee
			Member of Social Responsibility Committee
Board of Directors (6 meetings)	Office held	Member	Member
	Date of election	04.24.2019	04.24.2019
	Date of investiture		
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	1	4
	Percentage of attendance at meetings held (3)	100	100
Nomination and Corporate Governance Committee (3 meetings)	Office held	Member	Member
	Date of election	04.25.2019	04.25.2019
	Date of investiture		
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	1	4
	Percentage of attendance at meetings held (3)	100	100
Personnel Committee (3 meetings)	Office held	Member	Member
	Date of election	04.25.2019	04.25.2019
	Date of investiture		
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	1	4
	Percentage of attendance at meetings held (3)	100	100
Strategy Committee (4 meetings)	Office held		Member
	Date of election		04.25.2019
	Date of investiture		
	Term of office		Annual
	Number of consecutive terms of office (2)		4
	Percentage of attendance at meetings held (3)		100
Related Parties Committee (9 meetings)	Office held		Member
	Date of election		04.25.2019
	Date of investiture		
	Term of office		Annual
	Number of consecutive terms of office (2)		2
	Percentage of attendance at meetings held (3)		100
Social Responsibility Committee (4) (0 meetings)	Office held	Member	Member
	Date of election	04.25.2019	04.25.2019
	Date of investiture		
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	0	0
	Percentage of attendance at meetings held (3)	-	-

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held;
(4) Social Responsibility Committee was set up on January 31, 2019.

p.49

12.5. to 12.8 (with exception to item 12.5 "m")				
Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	JOÃO MOREIRA SALLES	JOSÉ GALLÓ
Date of birth		12.19.1952	04.11.1981	09.11.1951
Profession		Economist	Economist	Business administrator
Individual Taxpayer's Registry (CPF) number		101.942.071-53	295.520.008-58	032.767.670-15
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Independent director)	Member of the Board of Directors (Non-executive director)	Member of the Board of Directors (Independent director)
		Member of the Compensation Committee	Member of the Strategy Committee	Member of the Personnel Committee
		Chairman of the Audit Committee		
		Member of the Related Parties Committee		
Board of Directors (6 meetings)	Office held	Member	Member	Member
	Date of election	04.24.2019	04.24.2019	04.24.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	11	2	3
	Percentage of attendance at meetings held (3)	100	100	100
Compensation Committee (4) (4 meetings)	Office held	Member		
	Date of election	04.25.2019		
	Date of investiture			
	Term of office	Annual		
	Number of consecutive terms of office (2)	3		
	Percentage of attendance at meetings held (3)	75		
Related Parties Committee (9 meetings)	Office held	Member		
	Date of election	04.25.2019		
	Date of investiture			
	Term of office	Annual		
	Number of consecutive terms of office (2)	6		
	Percentage of attendance at meetings held (3)	100		
Strategy Committee (4 meetings)	Office held		Member	
	Date of election		04.25.2019	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		2	
	Percentage of attendance at meetings held (3)		100	
Personnel Committee (3 meetings)	Office held			Member
	Date of election			04.25.2019
	Date of investiture			
	Term of office			Annual
	Number of consecutive terms of office (2)			3
	Percentage of attendance at meetings held (3)			100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held;

(4) This Committee also has Mr. Geraldo Carbone as a non-management member.

p.50

12.5. to 12.8 (with exception to item 12.5  m ) Name MARCO AMBROGIO CRESPI BONOMI PEDRO LUIZ BODIN DE MORAES RICARDO VILLELA MARINO Date of birth 05.06.1956 07.13.1956 01.28.1974 Profession Economist Economist Engineer Individual Taxpayer’s Registry (CPF) number 700.536.698‐00 548.346.867‐87 252.398.288‐90 Elected by the controlling stockholder yes yes yes Independent Member (1) yes yes no of any of the following events that may have taken place over the last five Description years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final no no no and unappealable at the legal or administrative levels that have suspendedor disqualified him/her for the performance of any professional or commercial activity Member of the Board of Directors (Independent Member of the Board of Directors (Independent Member of the Board of Directors (Non‐ director) director) executive director) Member of the Capital and Risk Management Member of the Strategy Committee Chairman of the Capital and Risk Management Committee Committee Other positions held or roles currently performed at the Issuer Member of the Nomination and Corporate Governance  Member of the Compensation Committee Committee Member of the Related Parties Committee Office held Member Member Member Date of election 04.24.2019 04.24.2019 04.24.2019 Date of investiture Board of Directors (6 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2)211 11 Percentage of attendance at meetings held (3) 100 100 33.33 Office held Member Date of election 04.25.2019 Compensation  Date of investiture Committee (4) (4 meetings) Term of office Annual Number of consecutive terms of office (2) 9 Percentage of attendance at meetings held (3) 75 Office held Member Date of election 04.25.2019 Related Parties  Date of investiture Committee (9 meetings) Term of office Annual Number of consecutive terms of office (2) 6 Percentage of attendance at meetings held (3) 100 Office held Member Member Date of election 04.25.2019 04.25.2019 Capital and Risk  Date of investiture Management  Committee Term of office Annual Annual (7 meetings) Number of consecutive terms of office (2)110 Percentage of attendance at meetings held (3) 100 100 Office held Member Date of election 04.25.2019 Nomination and  Corporate  Date of investiture Governance  Committee Term of office Annual (3 meetings) Number of consecutive terms of office (2) 2 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.25.2019 Strategy  Date of investiture Committee (4 meetings) Term of office Annual Number of consecutive terms of office (2) 9 Percentage of attendance at meetings held (3) 75 (1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view; (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the  percentage of attendance at meetings held; (4)This Committee also has Mr. Geraldo Carbone as a non‐management member.  p.5112.5. to 12.8 (with exception to item 12.5 m ) Name MARCO AMBROGIO CRESPI BONOMI PEDRO LUIZ BODIN DE MORAES RICARDO VILLELA MARINO Date of birth 05.06.1956 07.13.1956 01.28.1974 Profession Economist Economist Engineer Individual Taxpayer’s Registry (CPF) number 700.536.698‐00 548.346.867‐87 252.398.288‐90 Elected by the controlling stockholder yes yes yes Independent Member (1) yes yes no of any of the following events that may have taken place over the last five Description years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final no no no and unappealable at the legal or administrative levels that have suspendedor disqualified him/her for the performance of any professional or commercial activity Member of the Board of Directors (Independent Member of the Board of Directors (Independent Member of the Board of Directors (Non‐ director) director) executive director) Member of the Capital and Risk Management Member of the Strategy Committee Chairman of the Capital and Risk Management Committee Committee Other positions held or roles currently performed at the Issuer Member of the Nomination and Corporate Governance Member of the Compensation Committee Committee Member of the Related Parties Committee Office held Member Member Member Date of election 04.24.2019 04.24.2019 04.24.2019 Date of investiture Board of Directors (6 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2)211 11 Percentage of attendance at meetings held (3) 100 100 33.33 Office held Member Date of election 04.25.2019 Compensation Date of investiture Committee (4) (4 meetings) Term of office Annual Number of consecutive terms of office (2) 9 Percentage of attendance at meetings held (3) 75 Office held Member Date of election 04.25.2019 Related Parties Date of investiture Committee (9 meetings) Term of office Annual Number of consecutive terms of office (2) 6 Percentage of attendance at meetings held (3) 100 Office held Member Member Date of election 04.25.2019 04.25.2019 Capital and Risk Date of investiture Management Committee Term of office Annual Annual (7 meetings) Number of consecutive terms of office (2)110 Percentage of attendance at meetings held (3) 100 100 Office held Member Date of election 04.25.2019 Nomination and Corporate Date of investiture Governance Committee Term of office Annual (3 meetings) Number of consecutive terms of office (2) 2 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.25.2019 Strategy Date of investiture Committee (4 meetings) Term of office Annual Number of consecutive terms of office (2) 9 Percentage of attendance at meetings held (3) 75 (1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view; (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held; (4)This Committee also has Mr. Geraldo Carbone as a non‐management member. p.51

With respect to each member of the Issuer's Fiscal Council, whose election and reelection will be proposed by the controlling shareholder and the preferred shareholder (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), information is as follows:

12.5. to 12.8 (with exception to item 12.5 "m")

Name		JOSÉ CARUSO CRUZ HENRIQUES	ALKIMAR RIBEIRO MOURA	EDUARDO AZEVEDO DO VALLE
Date of birth		12.31.1947	08.09.1941	05.24.1957
Profession		Lawyer	Economist	Engineer
Individual Taxpayer's Registry (CPF) number		372.202.688-15	031.077.288-53	598.809.967-04
Elected by the controlling stockholder		yes	yes	No (nominated by the Stockholder named Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent member		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.24.2019	04.24.2019	04.24.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	8 (8)	3	3
	Percentage of attendance at meetings held (3)	100	100	0

Name		REINALDO GUERREIRO	JOÃO COSTA	DEBORA SANTILLE
Date of birth		02.10.1953	08.10.1950	04.26.1967
Profession		Accountant	Economist	Business Administrator
Individual Taxpayer's Registry (CPF) number		503.946.658-72	476.511.728-68	119.092.178-24
Elected by the controlling stockholder		yes	yes	No (nominated by the Stockholder named Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent member		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Alternate member of the Fiscal Council	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.24.2019	04.24.2019	04.24.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	2	10	0
	Percentage of attendance at meetings held (3)	0	0	0

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held.

(8) For consecutive terms of office, the period considered the terms of office as alternate member and as effective member.

p.52

With respect to the composition of the Audit Committee (*), information is as follows:

12.5. to 12.8 (with exception to item 12.5 "m")				
Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	ANTONIO FRANCISCO DE LIMA NETO	DIEGO FRESCO GUTIERREZ
Date of birth		12.19.1952	06.13.1965	01.24.1970
Profession		Economist	Economist	Accountant
Individual Taxpayer's Registry (CPF) number		101.942.071-53	231.877.943-00	214.970.328-90
Elected by the controlling stockholder		not applicable	not applicable	not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Independent director)	Effective member of the Audit Committee	Effective member of the Audit Committee
		Chairman of the Audit Committee		
		Member of the Related Parties Committee		
		Member of the Compensation Committee		
Audit Committee (34 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2019	04.25.2019	04.25.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	2	4	6
	Percentage of attendance at meetings held (3)	97,06	97,06	97,06

Name		ANTONIO CARLOS BARBOSA DE OLIVEIRA	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ROGÉRIO PAULO CALDERÓN PERES
Date of birth		06.13.1951	06.23.1959	02.02.1962
Profession		Mechanical engineer	Economist	Business administrator
Individual Taxpayer's Registry (CPF) number		528.154.718-68	036.221.618-50	035.248.608-26
Elected by the controlling stockholder		not applicable	not applicable	not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (34 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2019	04.25.2019	04.25.2019
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	5	3
	Percentage of attendance at meetings held (3)	97,06	76,47	97,06

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 22, 2019 were taken into account to calculate the percentage of attendance at meetings held;

(4) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliate companies; or (vi) a natural person, holder of a direct or indirect participation of more than 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies.

(*) The bank strictly follows/complies with the rules set forth by CMN Resolution 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

p.53

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

12.5. to 12.8 (with exception to item 12.5 "m")

Name		ALEXSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
Date of birth		10.05.1974	09.01.1958	03.28.1977
Profession		Accountant	Business administrator	Lawyer
Individual Taxpayer's Registry (CPF) number		031.212.717-09	014.414.218-07	166.644.028-07
Elected by the controlling stockholder		not applicable	not applicable	not applicable
Independent Member (1)		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee	Member of the Board of Directors (Non-executive officer)	Member of the Disclosure and Trading Committee
		Executive Officer	Member of the Disclosure and Trading Committee	Officer
		Investor Relations Officer	Member of the Nomination and Corporate Governance Committee	
			Member of the Personnel Committee	
			Chairman of the Social Responsibility Committee	
Disclosure and Trading Committee (4 meetings)	**Office held**	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	6	11	5
	Percentage of attendance at meetings held (7)	100	75	100

Name		CAIO IBRAHIM DAVID (8)	CARLOS HENRIQUE DONEGÁ AIDAR	FERNANDO MARSELLA CHACON RUIZ
Date of birth		01.20.1968	10.19.1965	08.29.1965
Profession		Engineer	Economist	Mathematician
Individual Taxpayer's Registry (CPF) number		101.398.578-85	076.630.558-96	030.086.348-93
Elected by the controlling stockholder		not applicable	not applicable	not applicable
Independent Member (1)		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
		General Director		
Disclosure and Trading Committee (4 meetings)	**Office held**	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	8	5	10
	Percentage of attendance at meetings held (7)	66.67	75	75

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and investiture formally established for this Committee (non-statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) For the purpose of calculating the percentage of meeting attendance, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered.

(8) On January 21, 2019 it was formalized that Caio Ibrahim David left his position as Member of the Disclosure and Trading Committee, being replaced on that same date by Milton Maluhy Filho.

p.54

12.5. to 12.8 (with exception to item 12.5 "m")			
Name		**LEILA CRISTIANE BARBOZA BRAGA DE MELO**	**MILTON MALUHY FILHO (8)**
Date of birth		10.04.1971	06.08.1976
Profession		Lawyer	Business administrator
Individual Taxpayer's Registry (CPF) number		153.451.838-05	252.026.488-80
Elected by the controlling stockholder		not applicable	not applicable
Independent Member (1)		not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity		no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
		Executive Officer	Director Vice-President
Disclosure and Trading Committee (4 meetings)	**Office held**	Member	Member
	Date of election (5)	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable
	Term of office	Annual	Annual
	Number of consecutive terms of office (6)	7	1
	Percentage of attendance at meetings held (7)	75	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and office taking formally established for this Committee (non -statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;;

(7) For the purpose of calculating the percentage of meeting attendance, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered.

(8) On January 21, 2019 it was formalized that Caio Ibrahim David left his position as Member of the Disclosure and Trading Committee, being replaced on that same date by Milton Maluhy Filho.

p.55

With respect to each member, see below information about  item 12.5  m : I ‐ Main professional experience for the past five years, indicating: • Company's name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect  stockholder with an interest equal to or  higher than 5% in the same class or type of the Issuer’s securities. II – All management positions he/she holds in other companies or third sector organizations BOARD OF DIRECTORS Name: PEDRO MOREIRA SALLES Itaú Unibanco Holding S.A.: Co‐chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009, serving as Chairman of the Board of Directors from August 2009 to April 2017 (non‐executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since August 2009, serving as a Chairman since May 2017 and having been served as a Chairman from August 2009 to April 2016; Executive Director Vice‐President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice‐Chairman of the Board of Directors from February 2010 to April 2012. Companies that are part of the Issuer's economic  Main activity of the company: Multiple‐service banking, with investment portfolio. group: Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice‐Chairman of the Board of Directors from July 1990 to December 2008; CEO from September 2004 to November 2008; Director Vice‐President from November 2008 to October 2009. Main activity of the company: Multiple‐service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice‐Chairman of the Board of Directors from March 2008 to November 2008 and CEO from March 2007 to November  2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and CEO since 2008. Companies controlled by an Issuer's direct or indirect  Main activity of the company: Holding company. stockholder with an interest equal to or higher than  IUPAR ‐ Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO from June 2015 to June 2018; Member of the Board of 5% in the same class or type of the Issuer’s securities: Directors from November 2008 to June 2015, serving as Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice‐Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Other companies or third sector organizations: Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and IT. FEBRABAN: Chairman of the Board of Directors since March 2017. Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Academic background:  Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Name: ROBERTO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Co‐chairman of the Board of Directors since June 2017; Vice‐Chairman of the Board of Directors (executive director) from March 2003 to April 2017 and CEO from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: CEO from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to Companies that are part of the Issuer's economic  March 2003. group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple‐service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: CEO from November 2008 to April 2011. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; CEO from March 2005 to July 2008. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  Itaúsa – Investimentos Itaú S.A.: Director Vice‐President since May 1994; Chairman of the Accounting Policies Committee from August  2008 to April 2011. stockholder with an interest equal to or higher than  Main activity of the company: Holding company. 5% in the same class or type of the Issuer’s securities: Royal Dutch Shell (Netherlands): Member of the Board of Directors and Audit Committee since October 2017.  Chairman of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March from 2001; Chairman of the Advisory Board of the FEBRABAN from October 2008 to March 2017; Member of Other companies or third sector organizations: the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York, since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co‐Chair of the WEF 2015 (World Economic Forum) since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering Academic background:  from Stanford University, in 1979 Name: ALFREDO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non‐executive director); Director Vice‐President from March 2003 to March 2015 and Head of Investor Relations from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, serving as Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Companies that are part of the Issuer's economic  Main activity of the company: Holding company. group: Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice‐President from April 1996 to March 2015; Head of Investor Relations de 1995 a 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: CEO and Head of Investor Relations since May 2015; Vice‐Chairman of the Board of Directors since September 2008; Companies controlled by an Issuer's direct or indirect  Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and of the Investment Policies Committee from stockholder with an interest equal to or higher than  August 2008 to April 2011. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker‐Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board Other companies or third sector organizations: from 1999 to 2017; Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background:  Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course  at INSEAD (France). p.56With respect to each member, see below information about item 12.5 m : I ‐ Main professional experience for the past five years, indicating: • Company's name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II – All management positions he/she holds in other companies or third sector organizations BOARD OF DIRECTORS Name: PEDRO MOREIRA SALLES Itaú Unibanco Holding S.A.: Co‐chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009, serving as Chairman of the Board of Directors from August 2009 to April 2017 (non‐executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since August 2009, serving as a Chairman since May 2017 and having been served as a Chairman from August 2009 to April 2016; Executive Director Vice‐President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice‐Chairman of the Board of Directors from February 2010 to April 2012. Companies that are part of the Issuer's economic Main activity of the company: Multiple‐service banking, with investment portfolio. group: Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice‐Chairman of the Board of Directors from July 1990 to December 2008; CEO from September 2004 to November 2008; Director Vice‐President from November 2008 to October 2009. Main activity of the company: Multiple‐service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice‐Chairman of the Board of Directors from March 2008 to November 2008 and CEO from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and CEO since 2008. Companies controlled by an Issuer's direct or indirect Main activity of the company: Holding company. stockholder with an interest equal to or higher than IUPAR ‐ Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO from June 2015 to June 2018; Member of the Board of 5% in the same class or type of the Issuer’s securities: Directors from November 2008 to June 2015, serving as Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice‐Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Other companies or third sector organizations: Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and IT. FEBRABAN: Chairman of the Board of Directors since March 2017. Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Academic background: Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Name: ROBERTO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Co‐chairman of the Board of Directors since June 2017; Vice‐Chairman of the Board of Directors (executive director) from March 2003 to April 2017 and CEO from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: CEO from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to Companies that are part of the Issuer's economic March 2003. group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple‐service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: CEO from November 2008 to April 2011. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; CEO from March 2005 to July 2008. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect Itaúsa – Investimentos Itaú S.A.: Director Vice‐President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. stockholder with an interest equal to or higher than Main activity of the company: Holding company. 5% in the same class or type of the Issuer’s securities: Royal Dutch Shell (Netherlands): Member of the Board of Directors and Audit Committee since October 2017. Chairman of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March from 2001; Chairman of the Advisory Board of the FEBRABAN from October 2008 to March 2017; Member of Other companies or third sector organizations: the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York, since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co‐Chair of the WEF 2015 (World Economic Forum) since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering Academic background: from Stanford University, in 1979 Name: ALFREDO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non‐executive director); Director Vice‐President from March 2003 to March 2015 and Head of Investor Relations from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, serving as Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Companies that are part of the Issuer's economic Main activity of the company: Holding company. group: Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice‐President from April 1996 to March 2015; Head of Investor Relations de 1995 a 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: CEO and Head of Investor Relations since May 2015; Vice‐Chairman of the Board of Directors since September 2008; Companies controlled by an Issuer's direct or indirect Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and of the Investment Policies Committee from stockholder with an interest equal to or higher than August 2008 to April 2011. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker‐Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board Other companies or third sector organizations: from 1999 to 2017; Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). p.56

Name: ANA LÚCIA DE MATTOS BARRETTO VILLELA Itaú Unibanco Holding S.A.: Member of the Board of Directors since October 2018 (non‐executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January Companies that are part of the Issuer's economic  2019. group: Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa ‐ Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non‐executive director) since April 2017. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  Duratex S.A.: Member of the Sustainability Committee since April 2015. stockholder with an interest equal to or higher than  Main activity of the company: Civil construction, construction and decoration material. 5% in the same class or type of the Issuer’s securities: Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co‐founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co‐chairman since April 2002. Other companies or third sector organizations: Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Academic background:  Universidade Católica de São Paulo (PUC‐SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete) Name: FÁBIO COLLETTI BARBOSA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independentdirector); Member of the Personnel, Nomination and Corporate Companies that are part of the Issuer's economic  Governance and Strategy Committees since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility group: Committee since January 2019. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Other companies or third sector organizations: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Academic background:  Institute for Management and Development, Lausanne p.57Name: ANA LÚCIA DE MATTOS BARRETTO VILLELA Itaú Unibanco Holding S.A.: Member of the Board of Directors since October 2018 (non‐executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January Companies that are part of the Issuer's economic 2019. group: Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa ‐ Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non‐executive director) since April 2017. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect Duratex S.A.: Member of the Sustainability Committee since April 2015. stockholder with an interest equal to or higher than Main activity of the company: Civil construction, construction and decoration material. 5% in the same class or type of the Issuer’s securities: Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co‐founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co‐chairman since April 2002. Other companies or third sector organizations: Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Academic background: Universidade Católica de São Paulo (PUC‐SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete) Name: FÁBIO COLLETTI BARBOSA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independentdirector); Member of the Personnel, Nomination and Corporate Companies that are part of the Issuer's economic Governance and Strategy Committees since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility group: Committee since January 2019. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Other companies or third sector organizations: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Academic background: Institute for Management and Development, Lausanne p.57

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independentdirector); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Companies that are part of the Issuer's economic  Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the group: Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.  Main activity of the company: Consultancy. Other companies or third sector organizations: Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to August 1997;Officer of the National Financial  System. Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas –  Rio de Janeiro, in 1983 Academic background:  Name: JOÃO MOREIRA SALLES Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Companies that are part of the Issuer's economic  Main activity of the company: Multiple‐service banking, with commercial portfolio. group: Banco Itaú BBA Creditanstalt S.A.: Economist (from 2002 to 2003).  Main activity of the company: Multiple‐service banking, with investment portfolio. Iupar ‐ Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June  2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Companies controlled by an Issuer's direct or indirect  Since 2013, co‐responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO‐CIO), Risk and Operations stockholder with an interest equal to or higher than  Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company of non‐financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investments Committee since 2013; Member of the Board of Directors of Investee Parnaíba Gás Natural from 2014 to 2017. Main activity of the company: Consultancy on business management. J.P. Morgan Chase, NY, EUA: Investment Banker (from 2011 to 2013). Other companies or third sector organizations: ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Bachelor’s degree in Economics from INSPER (IBMEC‐SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA Academic background:  (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA‐USP), São Paulo, Brazil (2012). Name: JOSÉ GALLÓ Companies that are part of the Issuer's economic  Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director); Member of the Personnel Committee  since June 2016. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non‐financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non‐financial institutions. Realize Participações S.A.: Officer since december 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Other companies or third sector organizations: Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) ‐ Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Organization of trade and business association activities. Academic background:  Bachelor’s degree in Business Administration from the São Paulo School of Business Administration ‐ Fundação Getúlio Vargas in 1974. Name: MARCO AMBROGIO CRESPI BONOMI Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Companies that are part of the Issuer's economic  Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice‐President from April 2007 to March 2015; Executive Officer from April 2004 group: to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple‐service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Other companies or third sector organizations: Investimento): Vice‐Chairman from April 2004 to April 2011. Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) ‐ São Paulo in 1978, Financial Executive Advanced Course from Fundação Academic background:  Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. p.58Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independentdirector); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Companies that are part of the Issuer's economic Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the group: Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Other companies or third sector organizations: Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to August 1997;Officer of the National Financial System. Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983 Academic background: Name: JOÃO MOREIRA SALLES Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Companies that are part of the Issuer's economic Main activity of the company: Multiple‐service banking, with commercial portfolio. group: Banco Itaú BBA Creditanstalt S.A.: Economist (from 2002 to 2003). Main activity of the company: Multiple‐service banking, with investment portfolio. Iupar ‐ Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Companies controlled by an Issuer's direct or indirect Since 2013, co‐responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO‐CIO), Risk and Operations stockholder with an interest equal to or higher than Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company of non‐financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investments Committee since 2013; Member of the Board of Directors of Investee Parnaíba Gás Natural from 2014 to 2017. Main activity of the company: Consultancy on business management. J.P. Morgan Chase, NY, EUA: Investment Banker (from 2011 to 2013). Other companies or third sector organizations: ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Bachelor’s degree in Economics from INSPER (IBMEC‐SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA Academic background: (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA‐USP), São Paulo, Brazil (2012). Name: JOSÉ GALLÓ Companies that are part of the Issuer's economic Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director); Member of the Personnel Committee since June 2016. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non‐financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non‐financial institutions. Realize Participações S.A.: Officer since december 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Other companies or third sector organizations: Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) ‐ Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Organization of trade and business association activities. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration ‐ Fundação Getúlio Vargas in 1974. Name: MARCO AMBROGIO CRESPI BONOMI Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Companies that are part of the Issuer's economic Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice‐President from April 2007 to March 2015; Executive Officer from April 2004 group: to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple‐service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Other companies or third sector organizations: Investimento): Vice‐Chairman from April 2004 to April 2011. Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) ‐ São Paulo in 1978, Financial Executive Advanced Course from Fundação Academic background: Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. p.58

Name: PEDRO LUIZ BODIN DE MORAES Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, serving as Chairman since July 2012; Member of the Compensation Committee since February 2011 and Member of the Related Companies that are part of the Issuer's economic  Parties Committee since April 2013. group: Main activity of the company: Holding company. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December de 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Icatu Holding S.A.: Officer from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Other companies or third sector organizations: Banco Icatu S.A.: Diretor and Partner from 1993 to 2002. Main activity of the company: Multiple‐service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES): Director from 1990 to 1991. Main activity of the company: Development bank. Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC‐Rio); Ph.D. in Economics from the Massachusetts Academic background:  Institute of Technology (MIT). Name: RICARDO VILLELA MARINO Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015, of the Capital and Risk Management Committee from June 2008 to April 2009 and of the Strategy Committee since June 2010. Main activity of the company: Holding company. Companies that are part of the Issuer's economic  Itaú Unibanco S.A.: Director Vice‐President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer group: from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Corpbanca (Chile): Vice‐Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April  2011 and Member of the Investment Policies Committee from August  2008 to April 2011. Main activity of the company: Holding company. Duratex S.A.: Alternate Member of the Board of Directors since April  2009. Companies controlled by an Issuer's direct or indirect  Main activity of the company: Manufacturing, sale, import, and export of wood by‐products, bathroom fittings, and ceramics and plastic materials. stockholder with an interest equal to or higher than  Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Manufacturing of intermediate products for plasticizers , resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April  2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad , particularly in those that operate in the manufacturing and sale of  banking and commercial automa on equipment, and provision of services. Other companies or third sector organizations: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Academic background:  Administration from MIT Sloan School of Management, Cambridge, USA, in 2000 p.59Name: PEDRO LUIZ BODIN DE MORAES Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, serving as Chairman since July 2012; Member of the Compensation Committee since February 2011 and Member of the Related Companies that are part of the Issuer's economic Parties Committee since April 2013. group: Main activity of the company: Holding company. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December de 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Icatu Holding S.A.: Officer from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Other companies or third sector organizations: Banco Icatu S.A.: Diretor and Partner from 1993 to 2002. Main activity of the company: Multiple‐service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES): Director from 1990 to 1991. Main activity of the company: Development bank. Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC‐Rio); Ph.D. in Economics from the Massachusetts Academic background: Institute of Technology (MIT). Name: RICARDO VILLELA MARINO Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015, of the Capital and Risk Management Committee from June 2008 to April 2009 and of the Strategy Committee since June 2010. Main activity of the company: Holding company. Companies that are part of the Issuer's economic Itaú Unibanco S.A.: Director Vice‐President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer group: from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Corpbanca (Chile): Vice‐Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Companies controlled by an Issuer's direct or indirect Main activity of the company: Manufacturing, sale, import, and export of wood by‐products, bathroom fittings, and ceramics and plastic materials. stockholder with an interest equal to or higher than Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Manufacturing of intermediate products for plasticizers , resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad , particularly in those that operate in the manufacturing and sale of banking and commercial automa on equipment, and provision of services. Other companies or third sector organizations: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Academic background: Administration from MIT Sloan School of Management, Cambridge, USA, in 2000 p.59

FISCAL COUNCIL Name: ALKIMAR RIBEIRO MOURA Itaú Unibanco Holding S.A.:Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee Companies that are part of the Issuer's economic  from May 2010 to July 2015. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo : Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over‐the‐counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over‐the‐counter markets. B3 S.A. ‐ Brazil, Stock Exchange, Counter (current name of BM&F Bovespa S.A.): Market Supervision ‐ Independent Member of the Supervision Board from October 2007 to September 2010. Other companies or third sector organizations: Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets  from April 2001 to January 2003. Main activity of the company: Multiple‐service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli‐Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple‐service banking. Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Academic background:  Economics from Stanford University, California, in 1978. Name: DEBORA SANTILLE  Companies that are part of the Issuer's economic  Itaú Unibanco S.A .: Product Development Analyst from 1987 to 1991. group: Main activity of the company:  Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: EMGEA Asset Management Company (Federal State):  Effective member of the Board of Directors since June 2018, acting in the management of assets, goods and rights from the  Union and entities that integrate the federal public administration. Main activity of the company: Federal State, linked to the Ministry of Finance/ Economy. BeOn Corporate Services: Director‐Partner since May 2014, acting on Board of Directors, Fiscal, Audit Committees, Implementation of Business  Strategy Guidelines, Risk and  Compliance Management, Corporate Governance, Benchmarking and initiatives to support the company to meet the shareholder demands, developing and  implementing metrics and  business management methodology aimed at creating value for shareholders in the medium and long term. Main activity of the company: Advisory and Consultancy in Corporate Management and Corporate Finance. International Technical Commissions:  Special Governance Studies in Blockchain & DLTs (Distributed Ledger Technology) of ISO/TC‐307: Rapporteur and Member since September  2017. Main activity of the company: ISO Develops and Publishes International Standards of blockchain technologies and distributed legal record  technologies, and aims to establish  worldwide standards for the use and applicability of registries distributed through independent computer networks (referred to as nodes) to record,  share and synchronize the  transactions in their respective eBooks (instead of keeping centralized data as in a traditional ledger book). Member of the International  Governance Committee of the ISO/TC‐309  Organizations since September 2018, which aims to establish standardization in the field of governance in relation to the management, control  and accountability aspects of  organizations. MIT Digital Banking Judge (Massachusetts Institute of Tecnology):  Member since September 2017.Main activity of the company: MIT initiative on Digital Economy (DE) is a team of  visionary and internationally recognized leaders and researchers who examine how people and businesses work, interact, and ultimately thrive in a  time of rapid digital  transformation. MIT IDE identifies and celebrates organizations that are creating a more sustainable, productive and inclusive future for everyone.  IDE is part of the MIT Sloan School  of Management and is closely aligned with the MIT Innovation Initiative, working together to enable inclusive innovation.  Fernbach Software S.A.: Country Manager Director from 2010 to 2013. Main activity of the company: German multinational software platform and specialized technical services provider for banking and financial services  industry. Fernbach has a  technology platform and portfolio of services considered world‐ best‐in‐class specialized in financial services and risk management for  financial services with an innovative data  platform concept that remains autonomous of the core business functionalities and mechanisms of Accounting for Distributed Work Systems, with several  business applications  including IFRS, Basel II and III, Liquidity Management, Deposit Funds, Financial Controlling and much more. Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Brazilian Private Bank. It is the fourth largest private financial institution in the country in terms of  total assets. The bank operates in all areas that  involve banking services and its target public are companies and people with high net worth power. Safra Group is a conglomerate formed  by companies owned by Joseph Safra &  Family, and represents one of the largest financial conglomerates in Brazil and the World. The group is present in 125 countries. Other companies or third sector organizations: Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main Activity of the Company: Multinational enterprise with headquarters in France present in the branches of hospitality, travel agencies, spa's,  and catering and casino  management. In 2014, Accor had 3762 hotels in various brands and classes, and operated in 94 countries around the world. Accor Group  is a world leader in hospitality. Grupo Mesquita S.A. current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: National Economic Group, which since 1927 acts as an operator of dry port; EADI; customs clearance;  intermodal logistics operator; distribution center,  car rental, chassis and equipment; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Shareholder Relations from 2002 to 2004. Main activity of the company: Economic‐Financial Group active in the areas of import and export, Exchange, Capital Markets and Outsourcing  in foreign trade. Grupo Saúde Sancil S.A. current Medial: Independent Director in 2002. Main activity of the company: Economic group operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Brazilian company specialized in information security services and systems integration for the financial market.  Seguradora Roma S.A. current Mapfre: Treasurer Manager from 1997 to 1998. Grupo Excel Banco S.A.:  Senior Finance Analyst in Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Brazilian economic‐financial group formed by multiple‐service banking of wholesale, investment and other 25  controlled and associated companies. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications company and Mobile Operator belonging to the consortium that won the privatization of Band B. Certifications: Independent Director certified by IBGC (2016); Qualification in IPO/OPA (public offering of shares) by B3 (BM & F Bovespa);  Governance for Member of the Board of  Directors of Governmental Public Corporations and Joint Capital Companies ‐ IBGC (2018); Leaders of State‐owned and Mixed Capital enterprises  by Fundação Dom Cabral (2018);  Registry of Legal Experts for Management Processes and Practices. Post‐Graduate in Controllership from Mackenzie University (2001 to 2003) and Bachelor of Business Administration from UNICID (1992 to 1996); in International Business Academic background:  Management by the University of Miami/USA (2016); Advanced Program in Corporate Governance & Capital Markets byBI. International Executive/Affiliated Education IDE / FGV / SP (2014 to 2015); Business Recovery by FGV / SP (2006) and International Controllership by Integration School of Business /SP(2001). p.60FISCAL COUNCIL Name: ALKIMAR RIBEIRO MOURA Itaú Unibanco Holding S.A.:Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee Companies that are part of the Issuer's economic from May 2010 to July 2015. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo : Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over‐the‐counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over‐the‐counter markets. B3 S.A. ‐ Brazil, Stock Exchange, Counter (current name of BM&F Bovespa S.A.): Market Supervision ‐ Independent Member of the Supervision Board from October 2007 to September 2010. Other companies or third sector organizations: Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple‐service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli‐Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple‐service banking. Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Academic background: Economics from Stanford University, California, in 1978. Name: DEBORA SANTILLE Companies that are part of the Issuer's economic Itaú Unibanco S.A .: Product Development Analyst from 1987 to 1991. group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: EMGEA Asset Management Company (Federal State): Effective member of the Board of Directors since June 2018, acting in the management of assets, goods and rights from the Union and entities that integrate the federal public administration. Main activity of the company: Federal State, linked to the Ministry of Finance/ Economy. BeOn Corporate Services: Director‐Partner since May 2014, acting on Board of Directors, Fiscal, Audit Committees, Implementation of Business Strategy Guidelines, Risk and Compliance Management, Corporate Governance, Benchmarking and initiatives to support the company to meet the shareholder demands, developing and implementing metrics and business management methodology aimed at creating value for shareholders in the medium and long term. Main activity of the company: Advisory and Consultancy in Corporate Management and Corporate Finance. International Technical Commissions: Special Governance Studies in Blockchain & DLTs (Distributed Ledger Technology) of ISO/TC‐307: Rapporteur and Member since September 2017. Main activity of the company: ISO Develops and Publishes International Standards of blockchain technologies and distributed legal record technologies, and aims to establish worldwide standards for the use and applicability of registries distributed through independent computer networks (referred to as nodes) to record, share and synchronize the transactions in their respective eBooks (instead of keeping centralized data as in a traditional ledger book). Member of the International Governance Committee of the ISO/TC‐309 Organizations since September 2018, which aims to establish standardization in the field of governance in relation to the management, control and accountability aspects of organizations. MIT Digital Banking Judge (Massachusetts Institute of Tecnology): Member since September 2017.Main activity of the company: MIT initiative on Digital Economy (DE) is a team of visionary and internationally recognized leaders and researchers who examine how people and businesses work, interact, and ultimately thrive in a time of rapid digital transformation. MIT IDE identifies and celebrates organizations that are creating a more sustainable, productive and inclusive future for everyone. IDE is part of the MIT Sloan School of Management and is closely aligned with the MIT Innovation Initiative, working together to enable inclusive innovation. Fernbach Software S.A.: Country Manager Director from 2010 to 2013. Main activity of the company: German multinational software platform and specialized technical services provider for banking and financial services industry. Fernbach has a technology platform and portfolio of services considered world‐ best‐in‐class specialized in financial services and risk management for financial services with an innovative data platform concept that remains autonomous of the core business functionalities and mechanisms of Accounting for Distributed Work Systems, with several business applications including IFRS, Basel II and III, Liquidity Management, Deposit Funds, Financial Controlling and much more. Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Brazilian Private Bank. It is the fourth largest private financial institution in the country in terms of total assets. The bank operates in all areas that involve banking services and its target public are companies and people with high net worth power. Safra Group is a conglomerate formed by companies owned by Joseph Safra & Family, and represents one of the largest financial conglomerates in Brazil and the World. The group is present in 125 countries. Other companies or third sector organizations: Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main Activity of the Company: Multinational enterprise with headquarters in France present in the branches of hospitality, travel agencies, spa's, and catering and casino management. In 2014, Accor had 3762 hotels in various brands and classes, and operated in 94 countries around the world. Accor Group is a world leader in hospitality. Grupo Mesquita S.A. current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: National Economic Group, which since 1927 acts as an operator of dry port; EADI; customs clearance; intermodal logistics operator; distribution center, car rental, chassis and equipment; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Shareholder Relations from 2002 to 2004. Main activity of the company: Economic‐Financial Group active in the areas of import and export, Exchange, Capital Markets and Outsourcing in foreign trade. Grupo Saúde Sancil S.A. current Medial: Independent Director in 2002. Main activity of the company: Economic group operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Brazilian company specialized in information security services and systems integration for the financial market. Seguradora Roma S.A. current Mapfre: Treasurer Manager from 1997 to 1998. Grupo Excel Banco S.A.: Senior Finance Analyst in Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Brazilian economic‐financial group formed by multiple‐service banking of wholesale, investment and other 25 controlled and associated companies. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications company and Mobile Operator belonging to the consortium that won the privatization of Band B. Certifications: Independent Director certified by IBGC (2016); Qualification in IPO/OPA (public offering of shares) by B3 (BM & F Bovespa); Governance for Member of the Board of Directors of Governmental Public Corporations and Joint Capital Companies ‐ IBGC (2018); Leaders of State‐owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Registry of Legal Experts for Management Processes and Practices. Post‐Graduate in Controllership from Mackenzie University (2001 to 2003) and Bachelor of Business Administration from UNICID (1992 to 1996); in International Business Academic background: Management by the University of Miami/USA (2016); Advanced Program in Corporate Governance & Capital Markets byBI. International Executive/Affiliated Education IDE / FGV / SP (2014 to 2015); Business Recovery by FGV / SP (2006) and International Controllership by Integration School of Business /SP(2001). p.60

Name: JOSÉ CARUSO CRUZ HENRIQUES	
Companies that are part of the Issuer's economic group:	**Itaú Unibanco Holding S.A.**: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. **Itaú Unibanco S.A.**: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. **BFB Leasing S.A. – Arrendamento Mercantil**: Officer from June 1997 to July 2003. Main activity of the company: Lease company. **Banco Itauleasing S.A.**: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. **Banco Itaucard S.A.**: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. **Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.**: Managing Officer from April 1994 to July 2003. Main activity of the company: Securities dealer. **Banco Itaú Cartões S.A.**: Managing Officer from July to October 2000. Main activity of the company: Investment banking. **Itautec Componentes da Amazônia S.A. – Itaucam**: Officer from April 1993 to April 2003. Main ac vity of the company: Retail trading specialized in IT equipment and supplies
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities:	
Other companies or third sector organizations:	**Corhen Serviços Ltda.**: Executive President since 2003. Main activity of the company: Combined office and administrative support services.
Academic background:	Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Name: JOÃO COSTA	
Companies that are part of the Issuer's economic group:	**Itaú Unibanco Holding S.A.**: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company. **Itaú Unibanco S.A.**: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities:	**Itaúsa – Investimentos Itaú S.A.**: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.
Other companies or third sector organizations:	**Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association**: Effective Member of the Fiscal Council from April 1997 to August 2008.
Academic background:	Bachelor's degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh.

p.61

Name: EDUARDO AZEVEDO DO VALLE Companies that are part of the Issuer's economic  Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization,  mergers & acquisitions,  and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul  and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Other companies or third sector organizations: Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting  materials and equipment throughout the USA  and Canada. White Martins Gases Industriais S ..A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production  Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting  materials and equipment and high‐pressure  cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association  (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal ): Officer from May 2010 to December  2012. Main ac vity of the company: Trade association of Brazilian manufacturers of steel pipes. Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC Academic background:  (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), EUA: NACD Governance Fellow. Name: REINALDO GUERREIRO Companies that are part of the Issuer's economic  Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by‐products, except for lubricants, which is not  carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member  of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Other companies or third sector organizations: Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA‐USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA‐USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA‐USP. Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA‐USP) in 1977; Master’s degree in Academic background:  Accounting from FEA‐USP (1985); Ph.D. in Comptrollership and Accounting from FEA‐USP (1990); Habilitation degree (“livre‐docência”) in Comptrollership and Accounting from FEA‐USP (1995). p.62Name: EDUARDO AZEVEDO DO VALLE Companies that are part of the Issuer's economic Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Other companies or third sector organizations: Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S .A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high‐pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal ): Officer from May 2010 to December 2012. Main ac vity of the company: Trade association of Brazilian manufacturers of steel pipes. Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC Academic background: (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), EUA: NACD Governance Fellow. Name: REINALDO GUERREIRO Companies that are part of the Issuer's economic Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. group: Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by‐products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Other companies or third sector organizations: Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA‐USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA‐USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA‐USP. Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA‐USP) in 1977; Master’s degree in Academic background: Accounting from FEA‐USP (1985); Ph.D. in Comptrollership and Accounting from FEA‐USP (1990); Habilitation degree (“livre‐docência”) in Comptrollership and Accounting from FEA‐USP (1995). p.62

AUDIT COMMITTEE Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Companies that are part of the Issuer's economic group: Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than 5%  in the same class or type of the Issuer’s securities: Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Other companies or third sector organizations: Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to August 1997;Officer of the National Financial System. Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background:  Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas –  Rio de Janeiro, in 1983. Name: ANTONIO FRANCISCO DE LIMA NETO Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Companies that are part of the Issuer's economic group: Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than 5%  in the same class or type of the Issuer’s securities: Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.  Other companies or third sector organizations: Main activity of the company: Multiple‐service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Master’s degree in Economics from Fundação Getúlio Vargas since January 2017; Brazilian Institute for Corporate Governance course for board members (2014); Latu Academic background:  Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Name: DIEGO FRESCO GUTIERREZ Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Member since March 2018. Companies that are part of the Issuer's economic group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Corpbanca (Colombia): Member of the Audit Committee since April 2018. Main activity of the company: Multiple‐service banking, with commercial portfolio.       Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than 5%  in the same class or type of the Issuer’s securities: Independent consultant since 2013 in complex financial reporting mainly for publicly‐held companies registered in Brazil and in the United States, and in internal and external auditing issues. Other companies or third sector organizations: PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the Academic background:  State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. Mr. Gutierrez also attended the Course for Board Members, in 2013, from the Brazilian Institute of Corporate Governance. Name: ANTONIO CARLOS BARBOSA DE OLIVEIRA Itaú Unibanco Holding S.A.: Member of the Audit Committee since April 2018; Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010, Vice President from 2002 to 2003, Executive Officer from March 1994 to July 2002. Managing Officer from December 1991 to August 1994.  Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Companies that are part of the Issuer's economic group: Directors from February 2003 to February 2009. Main activity of the company: Multiple‐service banking, with investment portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple‐service banking, without commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple‐service banking, with commercial portfolio. Instituto Itaú Cultural (Itaú Cultural Institute): Member of the Board of Directors since April 1994; Executive Officer from July 2001  to April 2018. Main activity of the company: Cultural and arts association activities. Companies controlled by an Issuer's direct or indirect  Itautec Informática S.A.: Officer, Banking and Commercial Automation Division from 1983 to 1991. stockholder with an interest equal to or higher than 5%  Main activity of the company: Wholesale sales of IT equipment. in the same class or type of the Issuer’s securities: Itaú Tecnologia S.A.: General Microelectronics Projects Manager from 1981 to 1983. Main activity of the company: Wholesale sales of IT equipment. Instituto Fernand Braudel de Economia Mundial: Member of the Board since 2016. Endowment Friend of Poli (Fundo Patrimonial Amigos da Poli): Vice‐chairman of the Board in 2012. Main activity of the company: Association activities not previoulsy specified. Other companies or third sector organizations: VISA Argentina: Officer from 1997 to 2001. ABA‐Associacion de Bancos de la Argentina: Officer from 1994 to 2001. Advanced Studies Institute of the University of São Paulo (Instituto de Estudos Avançados Universidade de São Paulo): Member of the  Board of Directors in 1994. Main activity of the company: Education support activities, other than public school financial management. Bachelor's degree in Mechanical Engineering (Production) from Polytechnic School of the University of São Paulo (USP) in 1974; Master's degree in Management from the Academic background:  Massachusetts Institute of Technology (MIT) in 1977, and in  Astronomy from the  James Cook University in 2012. p.63AUDIT COMMITTEE Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Companies that are part of the Issuer's economic group: Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Other companies or third sector organizations: Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to August 1997;Officer of the National Financial System. Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Name: ANTONIO FRANCISCO DE LIMA NETO Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Companies that are part of the Issuer's economic group: Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Other companies or third sector organizations: Main activity of the company: Multiple‐service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Master’s degree in Economics from Fundação Getúlio Vargas since January 2017; Brazilian Institute for Corporate Governance course for board members (2014); Latu Academic background: Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Name: DIEGO FRESCO GUTIERREZ Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Member since March 2018. Companies that are part of the Issuer's economic group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Corpbanca (Colombia): Member of the Audit Committee since April 2018. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Independent consultant since 2013 in complex financial reporting mainly for publicly‐held companies registered in Brazil and in the United States, and in internal and external auditing issues. Other companies or third sector organizations: PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the Academic background: State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. Mr. Gutierrez also attended the Course for Board Members, in 2013, from the Brazilian Institute of Corporate Governance. Name: ANTONIO CARLOS BARBOSA DE OLIVEIRA Itaú Unibanco Holding S.A.: Member of the Audit Committee since April 2018; Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010, Vice President from 2002 to 2003, Executive Officer from March 1994 to July 2002. Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Companies that are part of the Issuer's economic group: Directors from February 2003 to February 2009. Main activity of the company: Multiple‐service banking, with investment portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple‐service banking, without commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple‐service banking, with commercial portfolio. Instituto Itaú Cultural (Itaú Cultural Institute): Member of the Board of Directors since April 1994; Executive Officer from July 2001 to April 2018. Main activity of the company: Cultural and arts association activities. Companies controlled by an Issuer's direct or indirect Itautec Informática S.A.: Officer, Banking and Commercial Automation Division from 1983 to 1991. stockholder with an interest equal to or higher than 5% Main activity of the company: Wholesale sales of IT equipment. in the same class or type of the Issuer’s securities: Itaú Tecnologia S.A.: General Microelectronics Projects Manager from 1981 to 1983. Main activity of the company: Wholesale sales of IT equipment. Instituto Fernand Braudel de Economia Mundial: Member of the Board since 2016. Endowment Friend of Poli (Fundo Patrimonial Amigos da Poli): Vice‐chairman of the Board in 2012. Main activity of the company: Association activities not previoulsy specified. Other companies or third sector organizations: VISA Argentina: Officer from 1997 to 2001. ABA‐Associacion de Bancos de la Argentina: Officer from 1994 to 2001. Advanced Studies Institute of the University of São Paulo (Instituto de Estudos Avançados Universidade de São Paulo): Member of the Board of Directors in 1994. Main activity of the company: Education support activities, other than public school financial management. Bachelor's degree in Mechanical Engineering (Production) from Polytechnic School of the University of São Paulo (USP) in 1974; Master's degree in Management from the Academic background: Massachusetts Institute of Technology (MIT) in 1977, and in Astronomy from the James Cook University in 2012. p.63

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Companies that are part of the Issuer's economic group: Main activity of the company: Holding company. Empresas controladas por acionista do emissor que  detenha participação, direta ou indireta, igual ou  superior a 5% de uma mesma classe ou espécie de  valor mobiliário do emissor: Oi S.A.: Member of the Board of Directors and coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Brokerage. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since April 2016. Main activity of the company: Management of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company:  a foundation that comprises the International Accounting Standards Board (IASB). Latin‐American Roundtable on Corporate Governance (OECD / WB Group): Member since 2000. Main activity of the company: Multilateral group ‐ corporate governance. International Integrated Reporting Council (IIRC): Member of the Nomination and Corporate Governance Committee since 2016. Main activity of the company: Integrated reporting standard setter multilateral organization. Advisory Chamber of State‐Owned Companies Governance Market (of B3); Council of the Mergers and Acquisitions Committee (CAF); Advisory Chamber of Companies and Offering Structuring – CCEE (of B3): member. Main activity of the company: Non‐profit organization. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013  to June 2017.  Other companies or third sector organizations: Main activity of the company: Retail sales. Totvs S.A.: Member of the Board of Directors and  Audit Committee Coordinator from 2013 to 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non‐profit organization. Brazilian Securities and Exchange Commission (Comissão de Valore Mobiliários): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007, and CVM representative before the Financial Stability Board – FSB from 2009 to 2012. Main activity of the company: Public administration in general. Instituto Brasileiro de Governança Corporativa (IBGC): Vice‐chairman from 2004 to 2006.  Main activity of the company: Activities of associations for protection of social rights. BM&F Bovespa S.A. (B3 ‐ Brasil, Bolsa e Balcão): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa,  Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, Ms. Santana was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. Ms. Santana was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Management of organized securities markets. Academic background:  Bachelor's degree from Economics from the School of Economics, Business Administration and Accounting (FEA‐USP) in 1990. Name: ROGÉRIO PAULO CALDERÓN PERES Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the  Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies that are part of the Issuer's economic group: Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April  2013 to April 2014. Main activity of the company: Holding company of non‐financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple‐service banking, with commercial portolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than 5%  in the same class or type of the Issuer’s securities: HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Other companies or third sector organizations: Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products  Divisions.  Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo  Eiró (São Paulo); Postgraduate degrees and  special professional courses: E‐Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the  University of Western Ontario,  Academic background:  in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and  Organization;  Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course  – Analyzes and  Measures at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More  Effective, United States. p.64Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Companies that are part of the Issuer's economic group: Main activity of the company: Holding company. Empresas controladas por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor: Oi S.A.: Member of the Board of Directors and coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Brokerage. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since April 2016. Main activity of the company: Management of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: a foundation that comprises the International Accounting Standards Board (IASB). Latin‐American Roundtable on Corporate Governance (OECD / WB Group): Member since 2000. Main activity of the company: Multilateral group ‐ corporate governance. International Integrated Reporting Council (IIRC): Member of the Nomination and Corporate Governance Committee since 2016. Main activity of the company: Integrated reporting standard setter multilateral organization. Advisory Chamber of State‐Owned Companies Governance Market (of B3); Council of the Mergers and Acquisitions Committee (CAF); Advisory Chamber of Companies and Offering Structuring – CCEE (of B3): member. Main activity of the company: Non‐profit organization. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 to June 2017. Other companies or third sector organizations: Main activity of the company: Retail sales. Totvs S.A.: Member of the Board of Directors and Audit Committee Coordinator from 2013 to 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non‐profit organization. Brazilian Securities and Exchange Commission (Comissão de Valore Mobiliários): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007, and CVM representative before the Financial Stability Board – FSB from 2009 to 2012. Main activity of the company: Public administration in general. Instituto Brasileiro de Governança Corporativa (IBGC): Vice‐chairman from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. BM&F Bovespa S.A. (B3 ‐ Brasil, Bolsa e Balcão): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, Ms. Santana was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. Ms. Santana was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Management of organized securities markets. Academic background: Bachelor's degree from Economics from the School of Economics, Business Administration and Accounting (FEA‐USP) in 1990. Name: ROGÉRIO PAULO CALDERÓN PERES Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies that are part of the Issuer's economic group: Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non‐financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple‐service banking, with commercial portolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Other companies or third sector organizations: Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E‐Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, Academic background: in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. p.64

DISCLOSURE AND TRADING COMMITTEE Name: ALEXSANDRO BROEDEL Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Head of Investor Relations since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Companies that are part of the Issuer's Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer economic group: from June 2012 to February 2018; Head of Investor Relations since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chief Ececutive Officer since April 2018; Chairman of the Board of Directors since February 2018;Officer since August 2012; Head of Investor Relations since October 2017. Main activity of the company: Lease operations. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários ): Officer from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brazil, Stock Exchange, Counter (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Other companies or third sector organizations: Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC ): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Academic background: Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Name: ALFREDO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non‐executive director); Director Vice President from March  2003 to March  2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee; Member of the Disclosure  and  Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance  Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel  Committee  since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Companies that are part of the Issuer's economic  Main activity of the company: Holding company. group: Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer  from May 1993 to  June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple‐service banking, with commercial portolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since Companies controlled by an Issuer's direct or indirect  September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies stockholder with an interest equal to or higher than  Committee from August 2008 to April 2011. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August  2003 and  President from August 2003 to August 2008; Association of Broker ‐Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board  since 1993; Brazilian Association of Listed  Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board  Other companies or third sector organizations: from 1999 to 2017; Brazilian Institute of Investors Relations (IBRI –  Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from  1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM):  Financial  Officer since 1992. Academic background:  Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course  at INSEAD (France). Name: ÁLVARO FELIPE RIZZI RODRIGUES Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, Companies that are part of the Issuer's economic  working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, group: legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow‐up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August  1998 to February 2005. Other companies or third sector organizations: Main ac vity of the company: Legal services. Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica Academic background:  de São Paulo (PUC‐SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. p.65DISCLOSURE AND TRADING COMMITTEE Name: ALEXSANDRO BROEDEL Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Head of Investor Relations since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Companies that are part of the Issuer's Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer economic group: from June 2012 to February 2018; Head of Investor Relations since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chief Ececutive Officer since April 2018; Chairman of the Board of Directors since February 2018;Officer since August 2012; Head of Investor Relations since October 2017. Main activity of the company: Lease operations. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários ): Officer from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brazil, Stock Exchange, Counter (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Other companies or third sector organizations: Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC ): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Academic background: Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Name: ALFREDO EGYDIO SETUBAL Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non‐executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Companies that are part of the Issuer's economic Main activity of the company: Holding company. group: Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple‐service banking, with commercial portolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since Companies controlled by an Issuer's direct or indirect September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies stockholder with an interest equal to or higher than Committee from August 2008 to April 2011. 5% in the same class or type of the Issuer’s securities: Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker ‐Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board Other companies or third sector organizations: from 1999 to 2017; Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Name: ÁLVARO FELIPE RIZZI RODRIGUES Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, Companies that are part of the Issuer's economic working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, group: legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow‐up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Other companies or third sector organizations: Main ac vity of the company: Legal services. Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica Academic background: de São Paulo (PUC‐SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. p.65

Name: CAIO IBRAHIM DAVID Itaú Unibanco Holding S.A.: Partner since 2010; General Director sinvce January 2019; Director Vice President fom January 2017 to December  2018; Executive  Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee from April 2010 to January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President since May 2013 to January 2019; Executive Officer from  May 2010 to April  2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chief Executive Officer since January 2019; Executive Officer from May 2008 to April 2010; Officer from March  2003 to April 2008;  worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Companies that are part of the Issuer's economic  Main activity of the company: Multiple‐service banking, with investment portfolio. group: Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018 and Director Vice President from October 2010  to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from  May 2010 to December  2012. Main activity of the company: Payment services provider. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from  Academic background:  Universidade de São Paulo; Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997); and MBA from  New York University (1997  to 1999) with specialization in Finance, Accounting and International Business. Name: CARLOS HENRIQUE DONEGÁ AIDAR Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple‐service banking, with investment portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Companies that are part of the Issuer's economic  Itauseg Participações S.A.: Officer since September 2014. group: Main activity of the company: Holding company of non‐financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was  in charge of the  Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and  tax  aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients,  business  financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system  management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the  Officer in charge of  the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting  with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate  management for  all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Academic background:  Finance from Universidade de São Paulo (USP) in 1994. Name: FERNANDO MARSELLA CHACON RUIZ Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Companies that are part of the Issuer's economic  Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo ‐ PUC‐SP in 1986; extension course in Technology (Specialization) and Academic background:  Financial Administration in 1986. p.66Name: CAIO IBRAHIM DAVID Itaú Unibanco Holding S.A.: Partner since 2010; General Director sinvce January 2019; Director Vice President fom January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee from April 2010 to January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President since May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chief Executive Officer since January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Companies that are part of the Issuer's economic Main activity of the company: Multiple‐service banking, with investment portfolio. group: Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018 and Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Academic background: Universidade de São Paulo; Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Name: CARLOS HENRIQUE DONEGÁ AIDAR Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple‐service banking, with investment portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Companies that are part of the Issuer's economic Itauseg Participações S.A.: Officer since September 2014. group: Main activity of the company: Holding company of non‐financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the Officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Academic background: Finance from Universidade de São Paulo (USP) in 1994. Name: FERNANDO MARSELLA CHACON RUIZ Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Companies that are part of the Issuer's economic Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. group: Main activity of the company: Multiple‐service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo ‐ PUC‐SP in 1986; extension course in Technology (Specialization) and Academic background: Financial Administration in 1986. p.66

Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. Has 20 years’ worth of experience  working at the  conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters  ‐ Litigation, Legal Matters ‐ Retail, Legal Matters ‐  Wholesale, and Institutional and International Legal Matters, and has also been in charge of the Ombudsman’s Office since 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio.                                                                                                                                                Companies that are part of the Issuer's economic            Itau USA Asset Management Inc.: Officer since July 2016. group: Main activity of the company: Activities of administration of funds by contract or commission.                                                                                                           Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to October 2009. Joined Unibanco in 1997, serving at  Unibanco’s Legal  Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and  acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (an organization with international coverage that focuses on enhancing the individual and collective value of Other companies or third sector organizations: women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from  the Brazilian Institute of  Academic background:  Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Name: MILTON MALUHY FILHO Itaú Unibanco Holding S.A.: Director Vice President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate. Main activity of the company: Holding company. Itaú Corpbanca: CEO since April 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016. Officer from April to August 2013. From June 1995 to June 1996 he was Foreign Trade Analyst and from January 2002 to March 2003 Foreign Trade Desk Manager. Companies that are part of the Issuer's economic  Main activity of the company: Multiple‐service banking, with commercial portfolio. group: Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012, responsible for the Products and Clients Desks area.  Officer since July 2007, he was responsible for the Campinas branch to March 2009 and for the Financial Institutions and Funding area from April 2009 to February 2010. He joined Itaú BBA in March 2003, where he worked as Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007 he was responsible for relationship and negotiation of operations with Financial Institutions. Main activity of the company: Multiple‐service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Academic background:  Bachelor's degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). p.67Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. Has 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters ‐ Litigation, Legal Matters ‐ Retail, Legal Matters ‐ Wholesale, and Institutional and International Legal Matters, and has also been in charge of the Ombudsman’s Office since 2014. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies that are part of the Issuer's economic Itau USA Asset Management Inc.: Officer since July 2016. group: Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to October 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple‐service banking, with commercial portfolio. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (an organization with international coverage that focuses on enhancing the individual and collective value of Other companies or third sector organizations: women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Academic background: Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Name: MILTON MALUHY FILHO Itaú Unibanco Holding S.A.: Director Vice President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate. Main activity of the company: Holding company. Itaú Corpbanca: CEO since April 2016. Main activity of the company: Multiple‐service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016. Officer from April to August 2013. From June 1995 to June 1996 he was Foreign Trade Analyst and from January 2002 to March 2003 Foreign Trade Desk Manager. Companies that are part of the Issuer's economic Main activity of the company: Multiple‐service banking, with commercial portfolio. group: Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012, responsible for the Products and Clients Desks area. Officer since July 2007, he was responsible for the Campinas branch to March 2009 and for the Financial Institutions and Funding area from April 2009 to February 2010. He joined Itaú BBA in March 2003, where he worked as Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007 he was responsible for relationship and negotiation of operations with Financial Institutions. Main activity of the company: Multiple‐service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: Other companies or third sector organizations: Academic background: Bachelor's degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). p.67

COMPENSATION COMMITTEE Name: GERALDO JOSÉ CARBONE (non-management member) Itaú Unibanco Holding S.A.: Member of the Board of Directors from June 2017 to October 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and the Nomination and Corporate Governance Committee from May 2017 to October 2018; Member (non-management member) of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2011. Companies that are part of the Issuer's Main activity of the company: Multiple-service banking, with commercial portfolio. economic group: Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Director Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Director Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. Companies controlled by an Issuer's direct or indirect  stockholder with an interest equal to or higher than  5% in the same class or type of the Issuer’s securities: G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Consultancy in business management, other than specific technical consultancy. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions. Other companies or third sector organizations: Bank Boston: CEO from July 1997 to August 2006; Vice-Chairman of the Asset Management Division from 1994 to 1997; Director of the Economics department and the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic background: Bachelor's degree in Economics from Universidade de São Paulo in 1978. p.68COMPENSATION COMMITTEE Name: GERALDO JOSÉ CARBONE (non-management member) Itaú Unibanco Holding S.A.: Member of the Board of Directors from June 2017 to October 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and the Nomination and Corporate Governance Committee from May 2017 to October 2018; Member (non-management member) of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2011. Companies that are part of the Issuer's Main activity of the company: Multiple-service banking, with commercial portfolio. economic group: Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Director Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Director Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities: G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Consultancy in business management, other than specific technical consultancy. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions. Other companies or third sector organizations: Bank Boston: CEO from July 1997 to August 2006; Vice-Chairman of the Asset Management Division from 1994 to 1997; Director of the Economics department and the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic background: Bachelor's degree in Economics from Universidade de São Paulo in 1978. p.68

12.9. Existence of marital relationship, stable union or  kinship of up to second degree between: a) Issuer’s management members; b) (i) Issuer’s management members and (ii) management members of the Issuer's direct or indirect subsidiaries; c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii)management members of the Issuer’s direct or indirect subsidiaries. a) Issuer’s management members:  • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co‐chairman of the Board of  Directors). • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co‐chairman of the Board of  Directors). • Ana Lúcia de Mattos Baretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the  Board of Directors). b) (i) Issuer’s management members and (ii) management members of the Issuer's direct or indirect subsidiaries: • Not applicable. c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co‐chairman of the Board of Directors) together with siblings Fernando Roberto Moreira Salles, João Moreira  Salles and Walther Moreira Salles  Júnior, is in the Issuer's controlling group; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of  Directors), together with siblings José Luiz  Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, is in the Issuer's  controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo  Villela Marino, is in the Issuer's  controlling group. • Ana Lúcia de Mattos Barreto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho,  is in the Issuer's controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co‐chairman of the Board of Directors) together with siblings Fernando Roberto Moreira Salles, João Moreira  Salles and Walther Moreira Salles  Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Cia. E. Johnston de  Participações; • João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co‐chairman of the Board of  Directors), is in the management of  parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) e Alfredo Egydio Setubal (member of the Board of  Directors) together with brother Ricardo  Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Companhia Esa; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of  Directors) together with siblings Paulo  Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors) together with brother Rodolfo Villela Marino, is in the management of  parent companies Itaúsa –  Investimentos Itaú S.A. and Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Itaúsa – Investimentos Itaú S.A. p.6912.9. Existence of marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members; b) (i) Issuer’s management members and (ii) management members of the Issuer's direct or indirect subsidiaries; c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii)management members of the Issuer’s direct or indirect subsidiaries. a) Issuer’s management members: • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co‐chairman of the Board of Directors). • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co‐chairman of the Board of Directors). • Ana Lúcia de Mattos Baretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors). b) (i) Issuer’s management members and (ii) management members of the Issuer's direct or indirect subsidiaries: • Not applicable. c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co‐chairman of the Board of Directors) together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, is in the Issuer's controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer's controlling group. • Ana Lúcia de Mattos Barreto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co‐chairman of the Board of Directors) together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co‐chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) e Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Companhia Esa; • Brothers Roberto Egydio Setubal (Co‐chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors) together with brother Rodolfo Villela Marino, is in the management of parent companies Itaúsa – Investimentos Itaú S.A. and Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. e Itaúsa – Investimentos Itaú S.A. p.69

12.10. Inform on the subordination, service rendering or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people. a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. p.7012.10. Inform on the subordination, service rendering or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people. a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. p.70

ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 14, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”), to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan Additionally, in 2019 the Compensation Committee has determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to 10 times of the annual fixed compensation of the CEO and to 5 times of the annual fixed compensation of the other members. Currently, all members already comply with this minimum ownership requirement, of which must be accomplished up to five years after the members have taken up their functions. The Issuer also provide a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, which allows the alignment of the interests of management members to those of the stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form available on https://www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For demonstrative purposes, the fiscal year to which the compensation refers to shall be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. p.71ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 14, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”), to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan Additionally, in 2019 the Compensation Committee has determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to 10 times of the annual fixed compensation of the CEO and to 5 times of the annual fixed compensation of the other members. Currently, all members already comply with this minimum ownership requirement, of which must be accomplished up to five years after the members have taken up their functions. The Issuer also provide a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, which allows the alignment of the interests of management members to those of the stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form available on https://www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For demonstrative purposes, the fiscal year to which the compensation refers to shall be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. p.71

b) Compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as aligning the interests of the associates of the Program with those of our stockholders providing them benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments materialize in the long term. p.72b) Compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as aligning the interests of the associates of the Program with those of our stockholders providing them benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments materialize in the long term. p.72

ii - in relation to the last three fiscal years, the proportion of each element in the total compensation iii - calculation and adjustment methodology for each of the compensation elements The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators. Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences. a) Monthly fixed compensation: it is consistent with market practices and frequently revised enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares. c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition. p.73ii - in relation to the last three fiscal years, the proportion of each element in the total compensation iii - calculation and adjustment methodology for each of the compensation elements The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators. Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences. a) Monthly fixed compensation: it is consistent with market practices and frequently revised enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares. c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition. p.73

(1) b) Annual variable compensation : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) b) i. Distribution of annual variable compensation : (2) In accordance with Compensation Resolution, a portion of the variable compensation must be deferred. p.74(1) b) Annual variable compensation : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) b) i. Distribution of annual variable compensation : (2) In accordance with Compensation Resolution, a portion of the variable compensation must be deferred. p.74

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock- based payments are made in the long term. v - number of members who are not compensated There are no members who are not compensated. p.75 b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock- based payments are made in the long term. v - number of members who are not compensated There are no members who are not compensated. p.75

c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is impacted by performance indicators as the performance evaluation is composed of a behavioral and results evaluation, as shown below: p.76 c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is impacted by performance indicators as the performance evaluation is composed of a behavioral and results evaluation, as shown below: p.76

d) how compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they retain the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares. Therefore, the variable compensation is paid in at least three and at the most eight years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, which functions include: p.77d) how compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they retain the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares. Therefore, the variable compensation is paid in at least three and at the most eight years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, which functions include: p.77

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include:

i.i in relation to the Stock Option Plan:
a. being responsible for institutional decisions and overseeing their implementation and operation; and
b. approving grants of Simple Options.

i.ii. in relation to the Partners Program:
a. being responsible for the rules set out for adding and removing beneficiaries;

ii. the criteria and methodology used to determine individual compensation, indicating if studies are used to check market practices and, if so, the comparison criteria and the scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

- commissioning salary surveys conducted by specialized consultants;
- participating in surveys conducted by other banks; and
- participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2019 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	12.00	21.00	6.00	39.00
Number of compensated members	12.00	21.00	6.00	39.00
Annual fixed compensation, comprising:	**32,213,000**	**30,289,000**	**927,000**	**63,429,000**
Salary or management fees	15,075,000	23,133,000	756,000	38,964,000
Direct and indirect benefits	727,000	1,954,000	n/a	2,681,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,411,000	5,202,000	171,000	21,784,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	935,000	3,688,000	n/a	4,623,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	36,852,000	276,023,000	n/a	312,875,000
Total compensation	**70,000,000**	**310,000,000**	**927,000**	**380,927,000**

It is proposed that the 2019 Annual General Stockholders' Meeting approve an aggregate compensation amount of R$ 380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. For the Fiscal Council, it is proposed that the Annual General

p.78

Stockholders' Meeting approve monthly individual compensation of R$ 15,000 to effective members and of R$ 6,000 to alternate members. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts pending approval by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2018 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.25	20.83	6.00	38.08
Number of compensated members	11.25	20.83	6.00	38.08
Annual fixed compensation, comprising:	**31,268,000**	**27,271,000**	**927,000**	**59,466,000**
Salary or management fees	13,886,000	21,728,000	756,000	36,370,000
Direct and indirect benefits	513,000	1,261,000	n/a	1,774,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,869,000	4,282,000	171,000	21,322,000
Annual variable compensation, comprising:	**3,822,000**	**85,880,000**	**n/a**	**89,702,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	3,822,000	85,880,000	n/a	89,702,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	778,142	2,563,160	n/a	3,341,302
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,836,000	161,673,000	n/a	184,509,000
Total compensation	**58,704,142**	**277,387,160**	**927,000**	**337,018,302**

The Annual General Stockholders' Meeting approved in 2018 an aggregate compensation amount of R$ 370 million payable to the management bodies, regardless of the year in which these amounts are effectively attributed or paid. For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. Profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for that year, regardless of the year in which the amounts are effectively attributed or paid.

Options grant related amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

p.79

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation" line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include those corresponding to INSS related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.

5. The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$5,218,145.99 thousand, and Board of Officers, R$13,316,714.34 thousand. For further information on the Partners Program, see item 13.1.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	**26,719,000**	**25,690,000**	**869,000**	**53,278,000**
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	**2,917,000**	**83,050,000**	n/a	**85,967,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	651,871	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	**49,095,871**	**292,667,072**	**869,000**	**342,631,943**

For the 2017 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 320 million payable to management bodies (not including statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts pending approval by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General

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Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

Options grant related amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation" line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of several members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,822,777.16 thousand, and Board of Officers, R$13,505,633.20 thousand. For further information on the Partners Program, see item 13.1.
7. The calculation of the number of members of each body is based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	**18,351,000**	**26,038,000**	**691,000**	**45,080,000**
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	**888,000**	**72,705,000**	n/a	**73,593,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	**29,214,000**	**284,584,000**	**691,000**	**314,489,000**

For the 2016 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 290 million payable to management bodies (not including statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly

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individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts approved at the Annual General Stockholders' Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation " line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fxed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of several members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$3,369,550.17 thousand, and Board of Officers, R$13,341,960.68 thousand. For further information on the Partners Program, see item 13.1.
7. The calculation of the number of members of each body is based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - predicted for 2019 — R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Office	Fiscal Council	Total
b number of members (people)	12.00	21.00	6.00	39.00
c number of compensated members (people)	12.00	21.00	6.00	39.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii an maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

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Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv N/A.

   Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv N/A.

   Fiscal Council: N/A.

   The minimum and maximum amounts shown above were indicated considering budget and management expectations. However, these amounts may vary due to the Issuer's result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2018 R$, except if otherwise indicated

		Board of Directors	atutory Board of Offic	Fiscal Council	Total
a	body				
b	number of members (people)	11.25	20.83	6.00	38.08
c	number of compensated members (people)	11.25	20.83	6.00	38.08
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
	ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
	iii amount provided for in the compensation plan, should the targets established be	3,822,000	85,880,000	-	89,702,000
	iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

   Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

   Fiscal Council: N/A.

2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash

p.83

portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2017				R$, except if otherwise indicated
a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	10.18	21.67	5.58	37.43
c number of compensated members (people)	10.18	21.67	5.58	37.43
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
ii an maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
iii amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
iv amount effectively recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

   Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

   Fiscal Council: N/A.

2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year.

The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2016				R$, except if otherwise indicated
a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	8.67	21.33	4.33	34.33
c number of compensated members (people)	8.67	21.33	4.33	34.33
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
ii an maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
iv amount effectively recognized in income or loss	888,000	72,705,000	0	73,593,000

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Notes: 1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock- based compensation” of item 13.2) as follows: Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000. Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000. Fiscal Council: N/A. 2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year. The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item “e”); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below. (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. p.85Notes: 1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock- based compensation” of item 13.2) as follows: Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000. Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000. Fiscal Council: N/A. 2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year. The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item “e”); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below. (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. p.85

Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees due to their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: p.86Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees due to their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: p.86

(3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. p.87 (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. p.87

For further information on the Stock Option Plan, please see to the Investor Relations website: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, these encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Compensation Resolution, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the 0.5% limit of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Regulation of the Program, for three and five-year terms from the initial investment, the return on investment will be through the receipt of Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the grace period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). . Additionally, options may be terminated under certain circumstances, such as termination of p.88 For further information on the Stock Option Plan, please see to the Investor Relations website: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, these encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Compensation Resolution, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the 0.5% limit of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Regulation of the Program, for three and five-year terms from the initial investment, the return on investment will be through the receipt of Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the grace period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). . Additionally, options may be terminated under certain circumstances, such as termination of p.88 relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (see sub item “n” below). i) Criteria for fixing the purchase or exercise price Stock-based compensation: to calculate the reference price of the issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation th will be used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Partners Program: to calculate the reference price of the issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the thirty (30) dyas prior to calculation will be th used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are fixed by the Personnel Committee upon option grant and will be determined in the following manner. The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: the options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, p.89relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (see sub item “n” below). i) Criteria for fixing the purchase or exercise price Stock-based compensation: to calculate the reference price of the issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation th will be used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Partners Program: to calculate the reference price of the issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the thirty (30) dyas prior to calculation will be th used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are fixed by the Personnel Committee upon option grant and will be determined in the following manner. The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: the options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, p.89 the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco conglomerate or if he/she takes up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal regulation, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4. p.90the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco conglomerate or if he/she takes up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal regulation, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4. p.90

13.5 Stock-based compensation - Determined for the 2019 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.00		21.00	
Number of compensated members	12.00		21.00	
option granting year	2019		2019	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.004%	0.008%	0.034%	0.034%
Granting of stock options:				
grant date	04/30/2019	03/01/2020	03/01/2020	03/01/2020
number of options granted	362,268	825,763	3,300,922	3,288,484
term for the options to become exercisable	2020	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

4. (1) Not applicable for shares.

13.5 Stock-based compensation - Year ender December 31, 2018

		Board of Directors		Board of Statutory Officers	
a	**Body**				
b	**Number of members**	11.25		20.83	
c	**Number of compensated members**	11.25		20.83	
	option granting year	2018		2018	
d	**With respect to each stock option grant:**				
	i. grant date	05/02/2018	03/01/2019	03/01/2019	03/01/2019
	ii. Number of options granted	297,929	511,662	1,845,077	1,998,269
	iii. Term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
	iv. Maximum term to exercise option	n/a	n/a	n/a	n/a
	v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
	vi. weighted average strike price:	(1)	(1)	(1)	(1)
	(a) outstanding at the beginning of the year	-	-	-	-
	(b) lost during the year	-	-	-	-
	(c) exercised during the year	-	-	-	-
	(d) expired during the year	-	-	-	-
e	**fair value of options on the grant date**	R$ 37.66	R$ 37.66	R$ 37.66	R$ 37.66
f	**potential dilution in the case of exercise of all options granted**	0.003%	0.005%	0.019%	0.020%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable for shares.

13.5 Stock-based compensation - Year ender December 31, 2017

		Board of Directors		Board of Statutory Officers	
a	**Body**				
b	**Number of members**	10.18		21.67	
c	**Number of compensated members**	10.18		21.67	
	option granting year	2017		2017	
d	**With respect to each stock option grant:**				
	i. grant date	05/02/2018	03/01/2018	03/01/2018	03/01/2018
	ii. Number of options granted	346,645	300,575	1,697,050	1,519,935
	iii. Term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
	iv. Maximum term to exercise option	n/a	n/a	n/a	n/a
	v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
	vi. weighted average strike price:	(1)	(1)	(1)	(1)
	(a) outstanding at the beginning of the year	-	-	-	-
	(b) lost during the year	-	-	-	-
	(c) exercised during the year	-	-	-	-
	(d) expired during the year	-	-	-	-
e	**fair value of options on the grant date**	R$ 51.08	R$ 51.08	R$ 51.08	R$ 51.08
f	**potential dilution in the case of exercise of all options granted**	0.005%	0.005%	0.026%	0.023%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable for shares.

p.91

13.5 Stock-based compensation - Year ender December 31, 2016 a Body Board of Directors b Number of members 8.67 Number of compensated members 8.67 c option granting year 2009 2010 2011 2012 2013 2014 2015 2016 d With respect to each stock option grant: i. grant date 03/03/200904/17/201004/19/201102/24/201202/24/201202/27/201302/27/201402/27/201402/27/201502/27/201502/29/201604/30/2016 03/01/2017 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$16.04 R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - - - - - - - - - exercised during the year (c) R$ 16.99 - - - - - - - - (d) expired during the year - - - - - - - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% Continuation Body a Board of Statutory Officers b Number of members 21.33 Number of compensated members 21.33 c option granting year 2011 2012 2013 2014 2015 2016 2009 2010 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) lost during the year (b) - - - - - - - - - - - - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - - - - - - - - - - expired during the year (d) - - - - - - - - - - - - - - e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 potential dilution in the case of exercise of all options granted f 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% Notas: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. p.9213.5 Stock-based compensation - Year ender December 31, 2016 a Body Board of Directors b Number of members 8.67 Number of compensated members 8.67 c option granting year 2009 2010 2011 2012 2013 2014 2015 2016 d With respect to each stock option grant: i. grant date 03/03/200904/17/201004/19/201102/24/201202/24/201202/27/201302/27/201402/27/201402/27/201502/27/201502/29/201604/30/2016 03/01/2017 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$16.04 R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - - - - - - - - - exercised during the year (c) R$ 16.99 - - - - - - - - (d) expired during the year - - - - - - - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% Continuation Body a Board of Statutory Officers b Number of members 21.33 Number of compensated members 21.33 c option granting year 2011 2012 2013 2014 2015 2016 2009 2010 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) lost during the year (b) - - - - - - - - - - - - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - - - - - - - - - - expired during the year (d) - - - - - - - - - - - - - - e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 potential dilution in the case of exercise of all options granted f 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% Notas: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. p.92

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2018	Board of Directors					Board of Statutory Officers			
Body	Number of members				11.25	Number of members			20.83
	Number of compensated members				11.25	Number of compensated members			20.83
option granting year	2011	2012	Other base years			2011	2012	Other base years	
Options not yet exercised									
i. Number			3,134,587	2,110,315	301,890			18,666,974	48,301,793
ii. Date on which the options will become exercisable			1/3 each year	50% at the 3th year 50% at the 5th year	2019			1/3 each year	50% at the 3th year 50% at the 5th year
iii. Maximum term to exercise option			n/a	n/a	n/a			n/a	n/a
iv. Term of restriction to the transfer of shares			n/a	At the 5th and 8th year	n/a			n/a	At the 5th and 8th year
v. Weighted average strike price for the year			(1)	(1)	(1)			(1)	(1)
vi. Fair value of options in the last day of the fiscal year			(1)	(1)	(1)			(1)	(1)
Exercisable options	04/19/2011	02/24/2012				04/19/2011	04/27/2012		
i. Number	0	0				0	1,646,732		
ii. Date on which the options will become exercisable	12/31/2018	12/31/2019				12/31/2018	12/31/2019		
iii. Maximum term to exercise option	50% at the 2nd year	50% at the 2nd year				50% at the 2nd year	50% at the 2nd year		
iv. Term of restriction to the transfer of shares	-	-				-	-		
v. Weighted average strike price for the year	R$ 0.00	4.67				R$ 0.00	4.67		
vi. Fair value of options in the last day of the fiscal year	R$ 0	R$ 0				R$ 0	R$ 7,690,238		

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable to stock grants.

p.93

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table

Options exercised - Year ended December 31, 2018

	Board of Directors	Board of Statutary Officers
a Body	Board of Directors	Board of Statutary Officers
b **Number of members**	11.25	20.83
c **Number of compensated members**	11.25	20.83
d **Options exercised**		
i. Number of shares	4,678,204	2,030,391
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	(17,442,509)	(7,570,237)
e **Shares delivered**		
i. Number of shares	2,177,048.00	2,699,479
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	(8,117,042)	(10,064,907)

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table

Options exercised - Year ended December 31, 2017

	Board of Directors	Board of Statutary Officers
a Body	Board of Directors	Board of Statutary Officers
b **Number of members**	10.18	21.67
c **Number of compensated members**	10.18	21.67
d **Options exercised**		
i. Number of shares	5,877,887	2,027,563
ii. Weighted average strike price	29.09	29.09
iii. Difference between the strike price and the market value of shares relating to the options exercised	(54,748,206)	(18,885,262)
e **Shares delivered**		
i. Number of shares	2,111,538.00	2,455,839
ii. Weighted average strike price	29.09	29.09
iii. Difference between the strike price and the market value of shares relating to the options exercised	(19,667,428)	(22,874,339)

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2016

a Body	Board of Directors						Board of Statutary Officers				
b **Number of members**	8.67						21.33				
c **Number of compensated members**	8.67						21.33				
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d **Options exercised**											
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	101,538	(410,002)	113,765	-	-	-	482,026	(2,560,412)	968,325	-	-
e **Shares delivered**											
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average strike price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-	151,017	175,876	177,752	(885,850)	-	-	683,370	936,520	1,022,454

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

p.94

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for share and option value, indicating, at least: a) pricing model · Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point. · Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date. · Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. p.9513.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for share and option value, indicating, at least: a) pricing model · Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point. · Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date. · Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. p.95

Stock-based compensation: not applicable. Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program not applicable. p.96Stock-based compensation: not applicable. Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program not applicable. p.96

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body Base date: 12/31/2018 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,234,431 29,240,311 4,600,474,742 - 3,122,738 3 ,122,738 12,516 18,192,921 1 8,205,437 100,635 1 ,873,697 1 ,974,332 219 1 72,562 1 72,781 Companhia E.Johnston de Participações 5 ,520 1 1,040 16,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,028,252,369 2,856,738,725 322 824,693 8 25,015 437 2 ,926,308 2 ,926,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Itautec S.A. 10,981,768 - 10,981,768 - - - - - - - - - - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3 ,692 - 3 ,692 - - - control Note: The table above includes only shares directly held. (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. p.9713.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body Base date: 12/31/2018 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,234,431 29,240,311 4,600,474,742 - 3,122,738 3 ,122,738 12,516 18,192,921 1 8,205,437 100,635 1 ,873,697 1 ,974,332 219 1 72,562 1 72,781 Companhia E.Johnston de Participações 5 ,520 1 1,040 16,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,028,252,369 2,856,738,725 322 824,693 8 25,015 437 2 ,926,308 2 ,926,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Itautec S.A. 10,981,768 - 10,981,768 - - - - - - - - - - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3 ,692 - 3 ,692 - - - control Note: The table above includes only shares directly held. (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. p.97

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format

a	Body	Board of Directors*		Board of Statutory Officers		
b	number of members	4	1	6	7	9
c	number of compensated members	4	1	6	7	9
d	plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e	number of management members that are eligible for retirement	3	1	1	1	3
f	conditions for early retirement restated amount of contributions accumulated in the pension plan by the end of last	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	year, less the portion relating to contributions made directly by management members	R$ 29,490,197	R$ 3,960,318	R$ 11,545,663	R$ 16,591,859	R$ 2,086,150
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 540,459	R$ 237,684	R$ 565,580	R$ 1,270,080	R$ 727,500
i	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Nota:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spinoff process, the account balance of each participant was recorded individually.

(*) out of this R$ 778,142.44 thousand (item 'h'), R$ 265,205.24 thousand arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

Year ended December 31,2018

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	11.25	20.83	6.00
c	number of members who receive compensation	11.25	20.83	6.00
d	Amount of the highest individual compensation	12,941,000	46,880,000	220,500
e	Amount of the lowest individual compensation	2,652,000	2,604,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,218,146	13,316,714	154,500

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2017

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	10.18	21.67	5.58
c	number of members who receive compensation	10.18	21.67	5.58
d	Amount of the highest individual compensation	12,228,000	40,918,000	220,500
e	Amount of the lowest individual compensation	2,567,000	2,309,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,822,777	13,505,633	155,642

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2016

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	8.67	21.33	4.33
c	number of members who receive compensation	8.67	21.33	4.33
d	Amount of the highest individual compensation	11,709,000	72,935,000	220,500
e	Amount of the lowest individual compensation	2,109,000	1,903,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	3,369,550	13,341,960	159,584

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

In 2016 structural changes were carried out in the Company's Executive Board. Accordingly, the amount of the highest individual compensation of the Statutory Executive Board includes a non-recurring special termination bonus for significant contribuition to the Company, in shares of the Company and a three year deferral period. The amount recorded as non-recurring was R$ 37,611 thousand.

p.98

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter 2018 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 63% 0% 0% 2017 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 59% 5% 0% 2016 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 57% 32% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. p.9913.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter 2018 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 63% 0% 0% 2017 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 59% 5% 0% 2016 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 57% 32% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. p.99

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons The amounts stated in the tables below were assigned as monthly fixed compensation, benefits, and annual variable compensation. 2018 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 262,054,838 - 262,054,838 Companies under common control - - - - 2017 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 280,978,299 - 280,978,299 Companies under common control - - - - 2016 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 196,756,670 - 196,756,670 Companies under common control - - - - 13.16. Supply other information that the issuer may deem relevant Not applicable. p.10013.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons The amounts stated in the tables below were assigned as monthly fixed compensation, benefits, and annual variable compensation. 2018 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 262,054,838 - 262,054,838 Companies under common control - - - - 2017 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 280,978,299 - 280,978,299 Companies under common control - - - - 2016 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 196,756,670 - 196,756,670 Companies under common control - - - - 13.16. Supply other information that the issuer may deem relevant Not applicable. p.100

ATTACHMENT V - A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), in the Annual General Stockholders' Meeting of the Company, which will be held on April 24, 2019, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to attend the General Stockholders' Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction.

This proxy is effective for [•] days counted as from this date.

[City,] ______, 2019.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1 – Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Resolve on the allocation of net income for the fiscal year:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Fix the number of members who will comprise the Board of Directors in eleven (11):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – Elect the members of the Board of Directors for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2020 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.101

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Fábio Colletti Barbosa (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Galló (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.102

5 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2020 take office:

Members nominated by the majority stockholder:

Alkimar Ribeiro Moura (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 – Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.103

ATTACHMENT V – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual General Stockholders’ Meeting of the Company, which will be held on April 24, 2019, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction. This proxy is effective for [·] days counted as from this date. [City,] ______, 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2020 take office: Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Debora Santille (alternate member) APPROVE REJECT ABSTAIN p.104ATTACHMENT V – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual General Stockholders’ Meeting of the Company, which will be held on April 24, 2019, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction. This proxy is effective for [·] days counted as from this date. [City,] ______, 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2020 take office: Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Debora Santille (alternate member) APPROVE REJECT ABSTAIN p.104

ATTACHMENT V – C PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3o. Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo, ______ , 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018: p.105ATTACHMENT V – C PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3o. Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo, ______ , 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018: p.105

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Resolve on the allocation of net income for the fiscal year:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Fix the number of members who will comprise the Board of Directors in eleven (11):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – Elect the members of the Board of Directors for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2020 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Fábio Colletti Barbosa (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Galló (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.106

Pedro Luiz Bodin de Moraes (Independent director)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2020 take office:

Members nominated by the majority stockholder:

Alkimar Ribeiro Moura (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 – Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.107

ATTACHMENT V – D PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy (ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3o. Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction and shall vote in accordance with the number of preferred shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo, ______ , 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION – Annual General Stockholders’ Meeting Tick the option you want: p.108ATTACHMENT V – D PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy (ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3o. Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 24, 2019, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below. The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction and shall vote in accordance with the number of preferred shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo, ______ , 2019. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION – Annual General Stockholders’ Meeting Tick the option you want: p.108

1 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2020 take office: Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Debora Santille (alternate member) APPROVE REJECT ABSTAIN p.1091 – Elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2020 take office: Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Debora Santille (alternate member) APPROVE REJECT ABSTAIN p.109

ATTACHMENT V – E INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Convening Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the Company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the Company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling stockholders, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. p.110ATTACHMENT V – E INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Convening Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the Company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the Company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling stockholders, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. p.110

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the company The cost for requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to facilitate the conduction of the Annual General Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of April 22, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3° andar - Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br (in this case, the Stockholders must bring a hardcopy of the document to the Meeting). b) In the event the Company accepts proxies through the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting: · by remote voting form sent directly to the Company; or · by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the form directly to the Company Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. It is required for any documents issued abroad to be consularized or apostilled, and be accompanied by the respective sworn translation. If he/she so prefers, Stockholders may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 17, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos p.1116. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the company The cost for requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to facilitate the conduction of the Annual General Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of April 22, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3° andar - Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br (in this case, the Stockholders must bring a hardcopy of the document to the Meeting). b) In the event the Company accepts proxies through the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting: · by remote voting form sent directly to the Company; or · by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the form directly to the Company Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. It is required for any documents issued abroad to be consularized or apostilled, and be accompanied by the respective sworn translation. If he/she so prefers, Stockholders may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 17, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos p.111

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, Stockholder may choose to exercise his/her remote voting right through service providers, transmitting his/her voting instruction to their custody agents or the bookkeeper, subject to the rules determined by them. The Stockholder should contact the custody agent or the bookkeeper to check out the procedures established by them, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on website: http://www.itau.com.br/securitiesservices/assembleiadigital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br The Stockholder should transmit the form completion instructions to service providers by April 17, 2019, unless otherwise indicated by the latter. p.112Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, Stockholder may choose to exercise his/her remote voting right through service providers, transmitting his/her voting instruction to their custody agents or the bookkeeper, subject to the rules determined by them. The Stockholder should contact the custody agent or the bookkeeper to check out the procedures established by them, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on website: http://www.itau.com.br/securitiesservices/assembleiadigital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br The Stockholder should transmit the form completion instructions to service providers by April 17, 2019, unless otherwise indicated by the latter. p.112